As filed with the Securities and Exchange Commission on October 15, 2003

Registration No. 333-109372

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SIMPLETECH, INC.

(Exact Name of Registrant as Specified in Its Charter)

California	3572	33-0399154
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3001 Daimler Street

Santa Ana, California 92705-5812

(949) 476-1180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Manouch Moshayedi

Chief Executive Officer

SIMPLETECH, INC.

3001 Daimler Street

Santa Ana, California 92705-5812

(949) 476-1180

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Hillel T. Cohn, Esq.	Matthew W. Sonsini, Esq.
Victor H. Sim, Esq.	Christine Wong, Esq.
Michael W. Chou, Esq.	Wilson Sonsini Goodrich & Rosati
Lilly S. Kim, Esq.	Professional Corporation
Squire, Sanders & Dempsey L.L.P.	650 Page Mill Road
801 South Figueroa Street	Palo Alto, California 94304
Los Angeles, California 90017	(650) 493-9300
(213) 624-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither SimpleTech nor the Selling Shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 15, 2003

PROSPECTUS

14,000,000 Shares

Common Stock

This is an offering of shares of common stock of SimpleTech, Inc. Of the 14,000,000 shares being offered, SimpleTech is selling 10,000,000 shares and the selling shareholders are selling 4,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol “STEC.” On October 14, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $10.05 per share.

Investing in our common stock involves risks. “Risk Factors” begin on page 7.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to SimpleTech (before expenses)	$	$
Proceeds to Selling Shareholders (before expenses)	$	$

We and the selling shareholders have granted the underwriters a 30-day option to purchase up to 2,100,000 additional shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about             , 2003.

LEHMAN BROTHERS

NEEDHAM & COMPANY, INC.

THOMAS WEISEL PARTNERS LLC

THE SEIDLER COMPANIES

            , 2003

SimpleTech
FLASH CARDS
IC TOWER STACKING
DRAM MODULES
STORAGE DRIVES
Digital Media
High-Speed
PRO X
CompactFlash
1 GB
128 MB
SD
Digital Media
MMC
Digital Media
64 MB
SimpleDrive
2.5" Flash Drive

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling shareholders, to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

PROSPECTUS SUMMARY

The following summary highlights information we present more fully elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully before deciding to invest in shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors described under the heading “Risk Factors” and in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

SimpleTech, Inc.

SimpleTech designs, manufactures and markets custom and open-standard memory solutions based on Flash memory and dynamic random access memory, or DRAM, technologies. We offer a comprehensive line of over 2,500 products and specialize in developing high-density memory modules, memory cards and storage drives. One way that we distinguish ourselves in the marketplace is by offering both Flash and DRAM-based solutions used by consumers and original equipment manufacturers, or OEMs. We believe this allows us to service a diverse customer base with multiple memory formats enabling our customers to purchase all of their memory requirements from one supplier. For the first half of 2003, our top five customers by revenues were CDW Computer Centers, Cisco Systems, Ingram Micro, Insight Direct and Sam’s Club.

The growth in demand for consumer electronic devices such as digital cameras, MP3 digital audio players, personal digital assistants, or PDAs, digital camcorders and smart phones, as well as the increased memory requirements of these devices, has helped fuel the increased use of non-volatile data storage Flash memory, or NAND Flash. NAND Flash is the preferred technology for these applications because it is lightweight, durable, rugged, compact and retains data without power. Our Flash cards store digital content such as pictures, digital music, video clips and files in a small form factor with large storage capacity and low power consumption. We offer our Flash cards in all major media formats, including CompactFlash, Secure Digital, Memory Stick, SmartMedia and MultiMedia cards. In addition to the demand in consumer markets, our Flash business is also expanding as a result of the growing number of OEM applications in which Flash drives are replacing rotating disk drives due to improved performance, reliability and size. These OEM applications include military subsystems, in-flight information systems, casino gaming systems, embedded controls for industrial automation and medical equipment. According to Gartner Dataquest, in a report dated September 2003, NAND Flash industry revenues are expected to grow from $2.4 billion in 2002 to $7.3 billion in 2007. Our Flash revenues increased from $24.9 million for the year ended December 31, 1999 to $54.7 million for the year ended December 31, 2002, and were $35.4 million for the six-month period ended June 30, 2003.

Our DRAM products target primarily high-performance computing applications, including switches, routers, high-end servers, workstations, desktops and notebooks. As the applications that we serve expand and as the complexity of these applications increases, the need for the customization of our products in these applications also increases. We have developed proprietary technologies to address the increased need for customized solutions. For example, our patented IC Tower® stacking technology allows multiple memory chips to be stacked together to increase the capacity of a memory module without expanding its footprint. This technique increases memory board density significantly over conventional techniques and is particularly well-suited for applications where high memory capacity, cost and space are critical. We have recently experienced growing demand for our IC Tower stacking products driven by our increased penetration of the server market. We believe that this technology allows our customers to design memory-intensive systems on a differentiated and more price competitive basis. We also believe the growth of the DRAM market will be driven primarily by the next PC upgrade cycle, the demand for increased memory content per PC and a resumption of IT spending. According to Gartner Dataquest, in a report dated September 2003, the DRAM industry is expected to grow from $15.5 billion in 2002 to $25.3 billion in 2007.

We offer memory solutions through our Consumer and OEM Divisions. Our Consumer Division sells open-standard memory storage products such as Flash cards, DRAM modules, USB mini drives and hard disk drives which are used primarily as upgrades in consumer electronic devices and computing systems. We believe our comprehensive line of products allows our customers to efficiently manage their inventory purchases and therefore reduce their costs by consolidating their purchases of memory and storage products into a single vendor. Our OEM Division sells primarily customized memory solutions for newly-manufactured systems, with most sales based on a cooperative design effort between our design engineers and our OEM customers. We believe the ability of these equipment manufacturers to shorten product development cycles and accelerate time-to-market is critical to their success. In response to this trend, we believe equipment manufacturers are increasingly outsourcing the design, development and manufacturing of memory products to third-party memory providers, such as SimpleTech. We believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enables us to respond quickly to our customers’ rapidly changing product and service requirements as well as meet their time-to-market schedules.

In addition, our Xiran Division develops advanced board-level solutions that optimize server performance for content delivery applications, including streaming media and video-on-demand, and networked storage applications, including IP storage. In September 2003, our Xiran Division received its first purchase orders from four companies which we expect will generate nominal revenues in the fourth quarter of 2003.

Our goal is to be a worldwide leader in the designing, manufacturing and marketing of custom and open-standard memory solutions. The following are key elements of our strategy:

•	Increase our penetration of the consumer electronics and OEM markets by expanding our sales and marketing efforts;

•	Expand and broaden our product line by leveraging our technology and design expertise;

•	Maintain strong supplier relationships with our primary component vendors;

•	Identify new applications and customers for our IC Tower stacking technology;

•	Leverage our manufacturing efficiencies;

•	Further penetrate international markets; and

•	Pursue acquisitions of complementary businesses and technologies.

Recent Developments

The following are our expectations for the third quarter of 2003. However, we have not finalized our financial statements for this period. When actual results of operations are reported, it is possible that the results may vary from our expectations set forth below.

We expect our revenues to grow sequentially by 27% to 30% from $44.7 million for the second quarter of 2003 to between $57 million and $58 million for the third quarter of 2003. In addition, we expect earnings per share of $0.00 to $0.01 for the third quarter of 2003, compared to a net loss per share of $0.02 for the second quarter of 2003.

The following factors have impacted our expected results of operations for the third quarter of 2003:

•	Approximately 70% quarterly growth in Flash revenue compared to the same quarter of 2002; fifth consecutive quarter of greater than 55% Flash revenue growth compared to the same period in the prior year;

•	Current favorable pricing and demand environment in the Flash and DRAM markets; and

•	Approximately 300% sequential increase in quarterly revenues from our IC Tower stacking products.

This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. See page 37 of this prospectus for selected quarterly results of operations for the eight quarters ended June 30, 2003.

Corporate Information

SimpleTech, Inc. was originally incorporated in California in March 1990 as Simple Technology, Inc. Our name was then changed to SimpleTech, Inc. in May 2001. Our principal executive offices are located at 3001 Daimler Street, Santa Ana, California 92705-5812. Our telephone number is (949) 476-1180. Our web site is located at www.simpletech.com. We also operate a web site for our Xiran Division located at www.xiran.com. The references to our web addresses do not constitute incorporation by reference of the information contained on those sites.

THE OFFERING

Common stock offered by SimpleTech	10,000,000 shares

Common stock offered by the selling shareholders	4,000,000 shares

Common stock to be outstanding after this offering	49,244,235 shares

Use of proceeds

We plan to use the proceeds received by us in this offering for working capital and general corporate purposes, including expansion of sales and marketing activities, enhancement of our technology, improvement of our research and development, international expansion and possible acquisitions. See “Use of Proceeds.”

Nasdaq National Market symbol	“STEC”

The number of shares of common stock to be outstanding after this offering is based upon 38,994,235 shares of common stock outstanding as of August 31, 2003, 10,000,000 shares of common stock being sold by us and 250,000 shares to be issued upon the exercise of options by the selling shareholders immediately prior to this offering and excludes:

•	9,251,385 shares of common stock issuable upon exercise of stock options outstanding as of August 31, 2003 under our 2000 Stock Incentive Plan at a weighted average exercise price of $3.72 per share;

•	424,876 shares of common stock reserved for future issuance under our 2000 Stock Incentive Plan;

•	1,215,381 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan; and

•	Up to 1,200,000 shares of common stock to be sold by us if the underwriters exercise their over-allotment option in full.

You should read the discussion under “Management—Stock Plans/Employee Compensation Programs” for additional information concerning our 2000 Stock Incentive Plan and our Employee Stock Purchase Plan.

ABOUT THIS PROSPECTUS

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Prior to making a decision about investing in our common stock, you should consider carefully the specific risks contained in the section “Risk Factors” beginning on page 7, together with all of the other information contained in this prospectus and any prospectus supplement or appearing in the registration statement of which this prospectus is a part.

In this prospectus, “SimpleTech,” “we,” “us” and “our” refer to SimpleTech, Inc., a California corporation, and our subsidiaries.

This prospectus includes statistical data regarding our company and the industries in which we compete. These data are based on our records taken or derived from information published or prepared by various sources, including Gartner Dataquest. Market data used throughout this prospectus are based upon industry sources and the good faith estimates of our management, based upon relevant information known to them. Although we believe those sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

We own or have rights to product names, trade names and trademarks that we use in conjunction with the sale of our products, including Simple®, SimpleTech®, IC Tower®, SimpleDrive®, Bonzai™, Xiran™ and CompactFlash™. The CompactFlash Association makes the CompactFlash name and logo available royalty-free to member companies. References in this prospectus to CompactFlash are references only to our products unless otherwise indicated. This prospectus also contains other product names, trade names and trademarks that belong to other organizations.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data for SimpleTech. The historical results presented are not necessarily indicative of future results. The summary consolidated balance sheet data as of June 30, 2003 and consolidated statement of operations data for the six months ended June 30, 2003 and 2002 were derived from our unaudited financial statements and, in the opinion of management, reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such results. The summary consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As adjusted amounts give effect to the issuance and sale of 10,000,000 shares of our common stock at an assumed public offering price of $10.05 per share, and the receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Year Ended December 31,						Six Months Ended June 30,
	1998	1999	2000	2001	2002		2002	2003
	(in thousands, except shares and per share data)
Consolidated Statement of Operations Data:
Net revenues	$122,288	$192,593	$308,316	$164,241	$176,531		$94,253	$85,663
Gross profit	24,358	39,850	68,352	36,550	32,949		17,610	14,655
Income (loss) from operations	(543)	14,113	29,356	2,482	(5,721	) (3)	(2,466)	(4,722)
Net income (loss)	$(2,163)	$12,503	$25,360	$2,340	$(1,306)		$(403)	$(2,525)

Pro forma data (1):
Pro forma net income (loss)	$(1,327)	$7,431	$17,315

Net income (loss) per share (pro forma in years 1998-2000) (2):
Basic	$(0.04)	$0.24	$0.53	$0.06	$(0.03)		$(0.01)	$(0.06)
Diluted	$(0.04)	$0.23	$0.50	$0.06	$(0.03)		$(0.01)	$(0.06)
Shares used in computation of net income (loss) per share (2):
Basic	30,601,027	30,601,027	32,393,218	38,126,687	38,515,825		38,413,980	38,874,014
Diluted	30,601,027	32,657,993	34,593,678	39,435,505	38,515,825		38,413,980	38,874,014

	As of June 30, 2003
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$44,016	$138,472
Working capital	57,917	152,373
Total assets	93,361	187,817
Total debt (including current maturities)	—	—
Total shareholders’ equity	$71,625	$166,081

(1)	From our formation in March 1990 to September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income (loss) has been computed using an effective tax rate of 38% to reflect the estimated income tax expense (benefit) as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Subsequent to the termination of our S corporation status on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.
(2)	Amounts reflect a 5.07 for 1 stock split of our common stock on September 8, 2000. All share and per share amounts have been adjusted to give retroactive effect to the stock split.
(3)	Includes $1.4 million in-process research and development expenses related to our acquisition of the assets of Irvine Networks, LLC (currently our Xiran Division) in 2002.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

Risks Related to Our Business and Industry

We expect our quarterly operating results to fluctuate in future periods, causing our stock price to fluctuate or decline.

Our quarterly operating results have fluctuated in the past, and we believe they will continue to do so in the future. Our future results of operations will depend on many factors including:

•	Our suppliers’ production levels for the components used in our products;

•	Our ability to procure required components or fluctuations in the cost of such components;

•	Fluctuating market demand for, and changes in the average sales prices of our products;

•	The effects of litigation;

•	Changes in our product and revenue mix;

•	Seasonal purchasing patterns for our products with lower sales generally occurring in the first and second quarters followed by higher sales in the fourth quarter of each year;

•	Market acceptance of new and enhanced versions of our products;

•	The timing of the introduction of new products or components and enhancements to existing products or components by us, our competitors or our suppliers;

•	Order cancellations, product returns, inventory write-downs, price protections, and rebates;

•	Manufacturing inefficiencies associated with the start-up of new products and volume production;

•	Expenses associated with acquisitions;

•	Our ability to adequately support future rapid growth;

•	Our ability to absorb manufacturing overhead; and

•	Increases in our sales and marketing expenses in connection with decisions to pursue new product initiatives.

Due to the above and other factors, quarterly revenues and results of operations are difficult to forecast, and period-to-period comparisons of our operating results may not be predictive of future performance. In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely decline. In addition, the trading price of our common stock may fluctuate or decline regardless of our operating performance.

Our dependence on a small number of suppliers for integrated circuit, or IC, devices and inability to obtain a sufficient supply of these components on a timely basis could harm our ability to fulfill orders.

IC devices represent more than 90% of the component costs of our manufactured Flash cards and DRAM modules. We are dependent on a small number of suppliers that supply Flash and DRAM components. We have no long-term DRAM IC device supply contracts and only have a limited supply contract with Renesas, formerly Hitachi Semiconductor, for Flash IC devices. While some of our competitors have entered into long-term contracts with suppliers that guarantee them a certain allocation of Flash IC devices, our contract with Renesas provides no assurance that Renesas can or will agree to supply the quantities of Flash IC devices we may need to meet our production goals. Accordingly, we periodically review opportunities to develop alternative sources for our Flash and DRAM IC device needs. However, our options are very limited because of the small number of memory manufacturers. Our dependence on a small number of suppliers and the lack of any guaranteed sources of supply expose us to several risks, including the inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Renesas, Matsushita and Samsung supply substantially all of the IC devices used in our Flash memory products. In addition, Micron Technology and Samsung currently supply a majority of the DRAM IC devices used in our DRAM and IC Tower stacking DRAM memory products. A disruption in or termination of our supply relationship with any of these significant suppliers due to natural disasters or other factors, or our inability to develop relationships with new suppliers, if required, would cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with our customers and negatively affect our revenues and could increase our costs or the prices of our products. In particular, if our supply relationships with Renesas or Samsung are disrupted or terminated, our ability to manufacture and sell our Flash products would be harmed and our Flash business would be adversely affected.

Moreover, from time to time, our industry experiences shortages in Flash and DRAM IC devices which have required some vendors to place their customers, ourselves included, on component allocation. This means that while we may have customer orders, we may not be able to obtain the materials that we need to fill those orders in a timely manner or at competitive prices. The market for Flash IC devices is currently undergoing a period of limited supply, and we cannot predict if this condition will continue or worsen and, if it does, for how long. During this period of limited supply we have had to refuse to accept some orders from our customers for some of our products. If we are unable to obtain sufficient Flash IC devices and other components to meet our customers’ requirements, they may reduce future orders or eliminate us as a supplier and our revenues may decline. Additionally, our reputation could be harmed, we may not be able to replace any lost business with new customers, and we may lose market share to our competitors.

Declines in our average sales prices may result in declines in our revenues and gross profit.

Our average sales prices may decline due to several factors. During the majority of 2001 and 2002, and the first four months of 2003, overcapacity in the DRAM memory component market resulted in significant declines in component prices, which negatively impacted our average sales prices, revenues and gross profit. Declines in semiconductor prices could also affect the valuation of our inventory, which could harm our financial results. During periods of overcapacity, our revenues and gross profit will decline if we do not increase unit sales of existing products or fail to introduce and sell new products in quantities sufficient to offset declines in sales prices. Our efforts to reduce costs and develop new products to offset the impact of further declines in average sales prices may not be successful. Declines in average sales prices would also enable OEMs to pre-install higher capacity base memory into new systems at existing price points, and thereby reduce the demand for our aftermarket memory products.

In addition, the continued transition to smaller design geometries and the use of 300 millimeter wafers by existing memory manufacturers could lead to a significant increase in the worldwide supply of DRAM and Flash components. Increases in the worldwide supply of DRAM and Flash components could also result from manufacturing capacity expansions. If not offset by increases in demand, these increases would likely lead to further declines in the average sales prices of our products and have a material adverse effect on our business and operating results. Furthermore, even if supply remains constant, if demand were to decrease, it would harm our average sales prices.

We are subject to the cyclical nature of the semiconductor industry and any future downturn could continue to adversely affect our business.

The semiconductor industry, including the memory markets in which we compete, is highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average sales prices. Since 2001, a downturn in the semiconductor industry has negatively impacted our average sales prices, revenues and earnings. These negative conditions continued through the first quarter of 2003, but began to improve in the second and third quarters of 2003 as demand for Flash and DRAM products increased and component prices stabilized. However, there can be no assurance that Flash and DRAM demand or component prices will increase or remain stable or that a turnaround will occur or be sustained. Any future downturns could have a material adverse effect on our business and results of operations.

Sales to a limited number of customers represent a significant portion of our revenues, and the loss of any key customer would materially reduce our revenues.

Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our revenues. Historically, a relatively limited number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 55.2% of our total revenues in the first half of 2003 and 55.5% of our total revenues in the full year 2002. Our ten largest Consumer Division customers accounted for an aggregate of 61.6% of our Consumer Division revenues, or 48.8% of our total revenues, in the first half of 2003 and 60.1% of our Consumer Division revenues, or 46.0% of our total revenues, in the full year 2002. Our largest Consumer Division customer in the first half of 2003 and in the full year 2002, CDW Computer Centers, accounted for 26.0% of our Consumer Division revenues, or 20.6% of our total revenues, for the first half of 2003 and 27.6% of our Consumer Division revenues, or 21.1% of our total revenues, in the full year 2002. No other Consumer Division customer accounted for more than 10.0% of our total revenues in the first half of 2003 or in the full year 2002.

Our ten largest OEM Division customers accounted for an aggregate of 67.4% of our OEM Division revenues, or 14.0% of our total revenues, in the first half of 2003 and 78.4% of our OEM Division revenues, or 18.4% of our total revenues, in the full year 2002. No single OEM Division customer accounted for more than 10.0% of our total revenues in the first half of 2003 or in the full year 2002.

Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers as a result of acquisitions. In addition, the composition of our major customer base changes from quarter to quarter as the market demand for our customers’ products changes, and we expect this variability to continue in the future. We expect that sales of our products to a limited number of customers will continue to contribute materially to our revenues in the foreseeable future. The loss of, or a significant reduction in purchases by any of our major customers, could harm our business, financial condition and results of operations.

We may make acquisitions that are dilutive to existing shareholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations.

We intend to grow our business through business combinations or other acquisitions of businesses, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. If we make any future acquisitions, we could issue stock that would dilute our shareholders’ percentage ownership, incur substantial debt, reduce our cash reserves or assume contingent liabilities. In addition, we may fund all or a portion of the purchase price of a future acquisition with the proceeds from this offering.

Furthermore, acquisitions may require material infrequent charges and could result in adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

Our limited experience in acquiring other businesses, product lines and technologies may make it difficult for us to overcome problems encountered in connection with any acquisitions we may undertake.

We continually evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, capital investments and the purchase, licensing or sale of assets. Our experience in acquiring other businesses, product lines and technologies is limited. The attention of our small management team may be diverted from our core business if we undertake any future acquisitions. Our recent and any potential future acquisitions also involve numerous risks, including, among others:

•	Problems assimilating the purchased operations, technologies or products;

•	Costs associated with the acquisition;

•	Adverse effects on existing business relationships with suppliers and customers;

•	Risks associated with entering markets in which we have no or limited prior experience;

•	Potential loss of key employees of purchased organizations; and

•	Potential litigation arising from the acquired company’s operations before the acquisition.

We completed the acquisition of the assets of Irvine Networks, LLC, renamed our Xiran Division, in January 2002. There can be no assurance that the product development efforts completed thus far by our Xiran Division will result in future profitability of the Xiran Division. In addition, the success of the Xiran Division will depend in significant part upon the ability to develop, introduce and sell its products on a timely and cost-effective basis, and to respond to changing customer requirements.

Our inability to overcome problems encountered in connection with any acquisitions could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. These challenges are magnified as the size of a potential future acquisition increases. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.

Three of our beneficial shareholders have substantial influence over our operations and could control all matters requiring shareholder approval.

Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of SimpleTech, are brothers and beneficially own approximately 78.6% of our outstanding common stock at August 31, 2003. Upon consummation of this offering, Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, together with their respective affiliates, will beneficially own approximately 54.6% of our outstanding common stock. If the underwriters’ over-allotment option is exercised in full, Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, together with their affiliates, will beneficially own 51.5% of our outstanding common stock. As a result, they have the ability to control all matters requiring approval by our shareholders, including the election and removal of directors, approval of significant corporate transactions and the decision of whether a change in control will occur. This control could affect the price that certain investors may be willing to pay in the future for shares of our common stock.

We are involved from time to time in claims and litigation over intellectual property rights, which may adversely affect our ability to manufacture and sell our products.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, we have received, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights, and such claims could result in litigation. Such litigation, whether as plaintiff or defendant, would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Such a license may not be available on commercially reasonable terms, if at all. Our failure to obtain a license on commercially reasonable terms, or at all, could cause us to incur substantial costs and suspend manufacturing products using the infringed technology. If we obtain a license, we would likely be required to pay license fees or make royalty payments for sales under the license. Such payments would increase our costs of revenues and reduce our gross margins and gross profit. If we are unable to obtain a license from a third party for technology, we could incur substantial liabilities or be required to expend substantial resources redesigning our products to eliminate the infringement. There can be no assurance that we would be successful in redesigning our products or that we could obtain licenses on commercially reasonable terms, if at all. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel.

We are currently a party to five lawsuits regarding intellectual property as further described under “Business—Legal Proceedings.” Because litigation is inherently uncertain, we cannot predict the outcome of these lawsuits. These lawsuits have diverted, and are expected to continue to divert, the efforts and attention of our key management and technical personnel. In addition, we have incurred, and expect to continue to incur, substantial legal fees and expenses in connection with these lawsuits. As a result, our defense of these lawsuits, regardless of their eventual outcomes, has been, and will continue to be, costly and time consuming.

Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages.

We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.

Our intellectual property may not be adequately protected, which could harm our competitive position.

Our intellectual property is critical to our success. We protect our intellectual property rights through patents, trademarks, copyrights and trade secret laws, confidentiality procedures and employee disclosure and invention assignment agreements. It is possible that our efforts to protect our intellectual property rights may not:

•	Prevent the challenge, invalidation or circumvention of our existing patents;

•	Result in patents that lead to commercially viable products or provide competitive advantages for our products;

•	Prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;

•	Prevent third-party patents from having an adverse effect on our ability to do business;

•	Provide adequate protection for our intellectual property rights;

•	Prevent disputes with third parties regarding ownership of our intellectual property rights;

•	Prevent disclosure of our trade secrets and know-how to third parties or into the public domain; and

•	Result in patents from any of our pending applications.

As part of our confidentiality procedures, we enter into non-disclosure and invention assignment agreements with all of our employees and attempt to control access to and distribution of our technology, documentation and other proprietary information. However, if such agreements are found to be unenforceable, we may be unable to adequately protect our intellectual property rights. In addition, despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies.

In addition, if our IC Tower stacking patent is found to be invalid, our ability to exclude competitors from making, using or selling the same or similar products to our IC Tower stacking products would cease. We have on at least one occasion applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we sell some of our products overseas, we have exposure to foreign intellectual property risks.

We may not be able to maintain or improve our competitive position because of the intense competition in the memory industry.

We conduct business in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average sales prices and rapid product obsolescence. Our primary competitors in the third-party memory module industry include: Crucial Memory, a division of Micron Technology, DPAC Technologies, Kingston Technology, Lexar Media, M-Systems, PNY Technologies, SanDisk, and SMART Modular, a division of Solectron. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.

We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In addition, some of our significant suppliers, including Micron Semiconductor Electronics and Samsung Semiconductor, are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition may arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We expect our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.

We may be less competitive if we fail to develop new and enhanced products and introduce them in a timely manner.

The memory, high-performance computing, networking and communications, consumer electronics and OEM markets are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to compete in these markets will depend in significant part upon our ability to successfully develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to respond to changing customer requirements.

We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays would provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Our product development is inherently risky because it is difficult to foresee developments in technology, anticipate the adoption of new standards, coordinate our technical personnel, and identify and eliminate design flaws. Defects or errors found in our products after commencement of commercial shipments could result in delays in market acceptance of these products. New products, even if first introduced by us, may not gain market acceptance. Accordingly, there can be no assurance that our future product development efforts, including the recent development by our Xiran Division of board-level solutions for servers designed to improve the efficiency and speed of data transport across a networking system, will result in future profitability or market acceptance. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations.

We may also seek to develop products with new standards for our industry. It will take time for these new standards and products to be adopted, for consumers to accept and transition to these new products and for significant sales to be generated from them, if this happens at all. Moreover, broad acceptance of new standards or products by consumers may reduce demand for our older products. If this decreased demand is not offset by increased demand for our new products, our results of operations could be harmed. We cannot assure you that any new products or standards we develop will be commercially successful.

The Flash-based storage market is constantly evolving, and we may not have rights to manufacture and sell certain types of products utilizing emerging new Flash formats, or we may be required to pay a royalty to sell products utilizing these formats.

The Flash-based storage market is constantly undergoing rapid technological change and evolving industry standards. Many consumer devices, such as digital cameras, PDAs and smartphones, may transition to emerging Flash memory formats, such the xD Picture Card format, which we do not currently manufacture and do not have rights to manufacture. This will likely result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash, Secure Digital, SmartMedia, Memory Stick and MultiMedia cards. If we decide to manufacture Flash products utilizing emerging formats, such as the xD Picture Card, we will be required to secure licensing arrangements to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply all Flash card formats at competitive prices or if we were to have product shortages, our revenues could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.

The execution of our growth strategy depends on our ability to retain key personnel, including our executive officers, and to attract qualified personnel.

Competition for employees in our industry is intense. We have had and may continue to have difficulty hiring the necessary engineering, sales and marketing and management personnel to support our growth. The successful implementation of our business model and growth strategy depends on the continued contributions of our senior management and other key research and development, sales and marketing and operations personnel, including Manouch Moshayedi, our Chief Executive Officer, Mike Moshayedi, our President, and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary. The loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base would prevent us from executing our growth strategy.

Our indemnification obligations to our customers and suppliers for product defects could require us to pay substantial damages.

A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.

Order cancellations, product returns, inventory write-downs, price protection and rebates could adversely affect our results of operations.

To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels outstanding orders, we could experience an unanticipated increase in our inventory. A lack of consumer demand for our products may also cause increased product returns. A majority of our sales through consumer channels include limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would increase our inventory and reduce our revenues. We have had to write-down inventory in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs. These inventory write-downs were approximately $195,000, $304,000 and $759,000 in the first half of 2003, and in the full years 2002 and 2001, respectively. In addition, we offer some of our Consumer Division customers limited price protection rights for inventories of our products held by them. If we reduce the list price of our products, these customers may receive credits from us. We incurred price protection charges of approximately $680,000, $1.3 million and $1.8 million in the first half of 2003, and in the full years 2002 and 2001, respectively. We also offer rebate programs through some of our Consumer Division customers to end-users. We recorded rebate charges of $720,000, $1.1 million and $839,000 in the first half of 2003, and in the full years 2002 and 2001, respectively.

We are also subject to repurchase agreements with various financial institutions in connection with wholesale inventory financing. Under these agreements, we may be required to repurchase inventory upon customer default with a financing institution and then resell the inventory through normal distribution channels. As of June 30, 2003, we have not been required to repurchase inventory in connection with the customer default agreements noted above. However, it may be possible that we will be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $510,000, $876,000 and $1.1 million in the first half of 2003, and in the full years 2002 and 2001, respectively.

We have no long-term volume commitments from our customers. Sales of our products are made through individual purchase orders and, in certain cases, are made under master agreements governing the terms and conditions of the relationships. Customers may change, cancel or delay orders with limited or no penalties. We have experienced cancellations of orders and fluctuations in order levels from period-to-period and we expect to continue to experience similar cancellations and fluctuations in the future, which could result in fluctuations in our revenues.

We face risks associated with doing business in foreign countries, including foreign currency fluctuations and trade barriers, that could lead to a decrease in demand for our products or an increase in the cost of the components used in our products.

The volatility of general economic conditions and fluctuations in currency exchange rates affect the prices of our products and the prices of the components used in our products. International sales of our products accounted for 21.4%, 14.8% and 16.0% of our revenues in the first half of 2003, and in the full years 2002 and 2001, respectively. Except for Europe, which accounted for 11.3% and 12.2%, respectively, of our revenues for the second quarter and first half of 2003, no other foreign geographic area or single foreign country accounted for more than 10.0% of our revenues in the first half of 2003, and full years 2002 or 2001. For the first half of 2003, and in the full years 2002 and 2001, more than 95.0% of our international sales were denominated in U.S. dollars. However, if there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. In addition, we cannot be sure that our international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, our revenues and results of operations will be subject to foreign exchange fluctuations, which could harm our business. We do not hedge against foreign currency exchange rate risks.

We purchase a majority of the IC devices used in our products from local distributors of foreign suppliers. Although our purchases of IC devices are currently denominated in U.S. dollars, devaluation of the U.S. dollar relative to the currency of a foreign supplier would likely result in an increase in our cost of IC devices.

Our international sales are subject to other risks, including regulatory risks, tariffs and other trade barriers, timing and availability of export licenses, political and economic instability, difficulties in accounts receivable collections, difficulties in managing distributors, lack of a local sales presence, difficulties in obtaining governmental approvals, compliance with a wide variety of complex foreign laws and treaties and potentially adverse tax consequences. In addition, the United States or foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country.

We have experienced quarterly and annual losses in the past and may continue to experience losses in the future.

Although we have been profitable for most of our history, we have experienced losses on a quarterly and annual basis in the past. For the first two quarters of 2003 and the full year 2002, we incurred net losses of $1.6 million, $864,000 and $1.3 million, respectively. We have expended, and will continue to be required to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. We cannot assure you that we will be profitable on a quarterly or annual basis in the future.

Disruption of our operations in our Santa Ana, California, manufacturing facility would substantially harm our business.

All of our manufacturing operations are located in our facility in Santa Ana, California. Due to this geographic concentration, a disruption of our manufacturing operations, resulting from sustained process abnormalities, human error, government intervention or natural disasters, including earthquakes, power failures, fires or floods, could cause us to cease or limit our manufacturing operations and consequently harm our business, financial condition and results of operations.

Compliance with environmental laws and regulations could harm our operating results.

We are subject to a variety of environmental laws and regulations governing, among other things, air emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements could harm our ability to continue manufacturing our products. Such requirements could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The imposition of additional or more stringent environmental requirements, the results of future testing at our facilities, or a determination that we are potentially responsible for remediation at other sites where problems are not presently known to us, could result in expenses in excess of amounts currently estimated to be required for such matters.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labors Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain of these instances the former employee has brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.

These enforcement actions could harm our business, financial condition, results of operations and cash flows. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, results of operations and cash flows could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Risks Related to this Offering

Our stock price might be volatile, and you might not be able to resell your shares at or above the price you have paid.

If you purchase shares of common stock, you might not be able to resell those shares at or above the price you have paid. The market price of our common stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual and quarterly results of operations;

•	changes in market valuations of other technology companies;

•	changes in securities analysts’ expectations;

•	variations in our operating results, which could cause us to fail to meet analysts’ or investors’ expectations;

•	announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions and trends in technology industries;

•	general market, economic, industry and political conditions;

•	changes in market values of comparable companies;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels; and

•	future sales of equity or debt securities, including sales which dilute existing investors.

In addition, the stock market, and the stock of technology companies in particular, has experienced extreme volatility that often has been unrelated to the performance of these companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our stock. These market fluctuations might cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were involved in securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

Management will have broad discretion for the use of proceeds from this offering, including the ability to apply the proceeds to uses that do not increase our operating results or market value.

The net proceeds of this offering to us will be approximately $94.5 million based on the assumed offering price of $10.05 per share, after deducting underwriters’ discounts and estimated offering expenses. Our management will retain broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which shareholders object. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. We may use all or a portion of the proceeds to acquire complementary businesses or technologies. These acquisitions could prove to be unprofitable and harm our business. Until we need to use the proceeds of this offering, we plan to invest the net proceeds in interest-bearing investment-grade investments or bank deposits. See “Use of Proceeds.”

Anti-takeover provisions in our charter documents and stock option plan could prevent or delay a change in control and, as a result, negatively impact our shareholders.

We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

These provisions include:

•	limitations on who may call special meetings of shareholders;

•	advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

•	elimination of cumulative voting in the election of directors;

•	the right of a majority of directors in office to fill vacancies on the board of directors;

•	the ability of our board of directors to issue, without shareholder approval, “blank check” preferred stock to increase the number of outstanding shares and thwart a takeover attempt.

Provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the 2000 Stock Incentive Plan upon a change in control under certain circumstances. Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our shareholders. See “Management—Stock Plans/Employee Compensation Programs.”

Purchasers in this offering will suffer immediate and substantial dilution of their investment.

The price for each share in this offering is substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $6.67 in the book value of our common stock from the price you pay for our common stock, based on the offering price of $10.05 per share. For additional information on this calculation, see “Dilution.”

Future sales of our common stock in the public market could depress our stock price.

Our common stock began trading on the Nasdaq National Market on September 29, 2000. To date there have been a limited number of shares trading in the public market. This offering will result in additional shares being available on the open market. In addition, our current shareholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. We have filed registration statements in September 2000, February 2001, April 2002 and May 2003 on Form S-8 under the Securities Act to register an aggregate of 11,615,825 shares of common stock issuable under our 2000 Stock Incentive Plan and 1,505,704 shares of common stock under our Employee Stock Purchase Plan. As of October 14, 2003, options to purchase 2,624,319 shares of common stock with a weighted-average exercise price of $3.45 per share were outstanding and currently exercisable. Moreover, in the event we are successful in acquiring additional businesses or technologies, we are likely to pay for these acquisitions, in whole or in part, with additional common stock. In connection with acquisitions we might issue or assume options to acquire our stock, and the exercise price of these options might be above or below the price of our stock. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read “Shares Eligible for Future Sale” for a further discussion of shares that might be sold in the public market in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements concerning conditions in the memory, high-performance computing, networking and communications, consumer electronics and OEM industries, and our business, financial condition and operating results, including in particular statements relating to our business and growth strategies, our product development efforts, and our operational and legal risks. We use words like “believe,” “expect,” “anticipate,” “intend,” “future,” “plan” and other similar expressions to identify forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based on our current expectations, and are subject to a number of risks and uncertainties, including those identified under “Risk Factors” and elsewhere in this prospectus. Our actual results could differ materially from those predicted in these forward-looking statements, and the events anticipated in the forward-looking statements may not actually occur. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to reflect the occurrence of unanticipated events, unless required by law.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $94.5 million from this offering after deducting the underwriting discount and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, our estimated net proceeds will be approximately $105.9 million. We will not receive any of the net proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds for working capital and general corporate purposes, including expansion of sales and marketing activities, enhancement of our technology, improvement of our research and development, international expansion and possible acquisitions.

We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

DIVIDEND POLICY

Since becoming a C corporation, in September 2000, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend principally upon our results of operations, financial conditions, capital requirements, contractual and legal restrictions and other factors the board deems relevant.

MARKET PRICE FOR OUR COMMON STOCK

Our common stock has traded on the Nasdaq National Market under the symbol “STEC” since September 29, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth the range of high and low intra-day sales prices reported on the Nasdaq National Market for our common stock for the periods indicated.

	Low	High
Year Ended December 31, 2001
First Quarter	$2.50	$6.00
Second Quarter	$2.20	$3.49
Third Quarter	$1.03	$3.15
Fourth Quarter	$1.30	$3.60
Year Ended December 31, 2002
First Quarter	$2.86	$8.99
Second Quarter	$3.20	$10.44
Third Quarter	$2.05	$4.28
Fourth Quarter	$1.80	$4.15
Year Ended December 31, 2003
First Quarter	$1.97	$3.51
Second Quarter	$2.20	$4.36
Third Quarter	$3.50	$8.45
Fourth Quarter (through October 14, 2003)	$6.75	$10.05

On October 14, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $10.05 per share. As of September 24, 2003, there were 52 shareholders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 10,000,000 shares of common stock offered by us in this offering (excluding the over-allotment shares) at an assumed public offering price of $10.05 per share, and the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	As of June 30, 2003
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$44,016	$138,472

Total debt (including current maturities)	—
Shareholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 38,914,423 shares issued and outstanding, actual; and 49,244,235 shares issued and outstanding, as adjusted	39	49
Additional paid-in capital	67,051	161,497
Retained earnings	4,535	4,535

Total shareholders’ equity	71,625	166,081

Total capitalization	$71,625	166,081

The number of outstanding shares of our common stock as of June 30, 2003 excludes an aggregate of 424,876 shares of our common stock reserved for future issuance under our 2000 Stock Incentive Plan, 9,334,416 shares issuable upon exercise of stock options outstanding as of June 30, 2003, at a weighted average exercise price of $3.71 per share, and 1,261,136 shares reserved for future issuance under our Employee Stock Purchase Plan.

DILUTION

Our net tangible book value as of June 30, 2003 was approximately $71.2 million, or $1.83 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of June 30, 2003. After giving effect to sale of 10,250,000 shares of common stock offered in this offering, which includes 250,000 shares to be issued upon the exercise of options by the selling shareholders concurrently with this offering, at an assumed offering price of $10.05 per share and the application of the estimated net proceeds from this offering, our net tangible book value as of June 30, 2003 would have been approximately $166.0 million, or $3.38 per share of common stock. Upon completion of this offering, there will be an immediate increase in the net tangible book value of approximately $1.55 per share to our existing shareholders and an immediate dilution in the net tangible book value of approximately $6.67 per share to new investors. The following table illustrates this per share dilution:

Assumed offering price per share		$10.05
Net tangible book value per share as of June 30, 2003	$1.83
Increase value per share attributable to new investors	1.55

Net tangible book value per share after the offering		3.38

Dilution per share to new investors		6.67

“Dilution per share to new investors” means the difference between the assumed public offering price per share of common stock and the net tangible book value per share as of June 30, 2003, after giving effect to the offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results presented are not necessarily indicative of future results. The consolidated statement of operations data for the years ended December 31, 2000 through 2002 and the consolidated balance sheet data at December 31, 2002 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited and are not included in this prospectus. Statement of operations data for the six months ended June 30, 2002 and 2003, and the balance sheet data as of June 30, 2003, have been derived from our unaudited financial statements which are included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues	$122,288	$192,593	$308,316	$164,241	$176,531	$94,253	$85,663
Cost of revenues	97,930	152,743	239,964	127,691	143,582	76,643	71,008

Gross profit	24,358	39,850	68,352	36,550	32,949	17,610	14,655

Operating expenses
Sales and marketing	13,340	14,150	21,588	18,078	18,151	9,067	10,330
General and administrative	9,381	9,755	11,853	11,564	10,354	5,704	4,875
Research and development	2,180	1,832	3,745	4,426	8,805	3,945	4,172
Non-recurring expense	—	—	1,810	—	1,360 (3)	1,360 (3)	—

Total operating expenses	24,901	25,737	38,996	34,068	38,670	20,076	19,377

Income (loss) from operations	(543)	14,113	29,356	2,482	(5,721)	(2,466)	(4,722)

Interest and other expense (income), net	1,597	2,128	1,158	(1,395)	(778)	(396)	(276)

Income (loss) before provision (benefit) for income taxes	(2,140)	11,985	28,198	3,877	(4,943)	(2,070)	(4,446)
Provision (benefit) for income taxes	23	(518)	2,838	1,537	(3,637)	(1,667)	(1,921)

Net income (loss)	$(2,163)	$12,503	$25,360	$2,340	$(1,306)	$(403)	$(2,525)

Pro forma data (1):
Pro forma net income (loss)	$(1,327)	$7,431	$17,315

Net income (loss) per share (pro forma in years 1998-2000) (2):
Basic	$(0.04)	$0.24	$0.53	$0.06	$(0.03)	$(0.01)	$(0.06)
Diluted	$(0.04)	$0.23	$0.50	$0.06	$(0.03)	$(0.01)	$(0.06)
Shares used in computation of net income (loss) per share (2):
Basic	30,601,027	30,601,027	32,393,218	38,126,687	38,515,825	38,413,980	38,874,014
Diluted	30,601,027	32,657,993	34,593,678	39,435,505	38,515,825	38,413,980	38,874,014

	As of December 31, 2002	As of June 30, 2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$43,972	$44,016
Working capital	60,433	57,917
Total assets	94,461	93,361
Total debt (including current maturities)	—	—
Total shareholders’ equity	73,815	71,625

(1)	From our formation in March 1990 to September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income (loss) has been computed using an effective tax rate of 38% to reflect the estimated income tax expense (benefit) as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Subsequent to the termination of our S corporation status on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.
(2)	Amounts reflect a 5.07 for 1 stock split of our common stock on September 8, 2000. All share and per share amounts have been adjusted to give retroactive effect to the stock split.
(3)	Comprised of in-process research and development expenses related to our acquisition of the assets of Irvine Networks, LLC (currently our Xiran Division) in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in this discussion and analysis are forward-looking statements that involve risks and uncertainties, including statements concerning conditions in the memory, high-performance computing, networking and communications, consumer electronics and OEM industries, and our business, financial condition and operating results, including in particular statements relating to our business and growth strategies, our product development efforts, and our operational and legal risks. We use words like “believe,” “expect,” “anticipate,” “intend,” “future,” “plan” and other similar expressions to identify forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based on our current expectations, and are subject to a number of risks and uncertainties, including those identified under “Risk Factors” and elsewhere in this prospectus. Our actual results could differ materially from those predicted in these forward-looking statements, and the events anticipated in the forward-looking statements may not actually occur. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to reflect the occurrence of unanticipated events, unless required by law.

Overview

SimpleTech, Inc. was originally incorporated in California in March 1990 as Simple Technology, Inc. Our name was then changed to SimpleTech, Inc. in May 2001. SimpleTech designs, manufactures and markets custom and open-standard memory solutions based on Flash and DRAM memory technologies. Headquartered in Santa Ana, California, SimpleTech offers a comprehensive line of over 2,500 products and specializes in developing high-density memory modules, memory cards and storage drives.

After we experienced revenue growth of 57.5% from 1998 to 1999 and 60.1% from 1999 to 2000, revenues declined 46.7% in 2001 and then increased 7.5% in 2002. Annual revenues in 2001 and 2002 were negatively impacted by deteriorating macroeconomic conditions, severe declines in the price of DRAM components and significantly reduced sales to customers in the communications and networking markets. These negative conditions continued in the first quarter of 2003 but began to improve through the second and third quarters of 2003 as demand for DRAM products increased and component prices stabilized. In addition, we believe that our better than expected results in the second quarter of 2003 and our anticipated results for the third quarter of 2003 may indicate a turnaround for our sector. However, there can be no assurance that Flash and DRAM demand or component prices will increase or remain stable or that a turnaround will occur or be sustained.

We have experienced an increase in demand for our Flash products as the result of the growth in consumer electronics and OEM applications, such as the replacement of rotating disk drives with Flash products. Our Flash revenues increased from $24.9 million for the year ended December 31, 1999 to $54.7 million for the year ended December 31, 2002, and were $35.4 million for the six-month period ended June 30, 2003.

We sell our products through our Consumer Division and OEM Division. Our Consumer Division sells our products through the following channels: value added reseller, or VAR, mail order, distributor and mass market retailer. Our OEM Division was created in late 1998 to enhance the marketing of our products to OEMs. We established our Xiran Division in 2002 as a result of our acquisition of the assets of Irvine Networks, LLC, including its intellectual property portfolio. Xiran develops advanced board-level solutions that optimize server performance for content delivery applications, including streaming media and video on-demand, and networked storage applications, including IP storage. In September 2003, our Xiran Division received its first purchase orders from four companies which we expect will generate nominal revenues in the fourth quarter of 2003.

Gross profit as a percentage of revenues for our OEM Division is typically higher than our Consumer Division. We track revenues and gross margins for our Consumer, OEM and Xiran Divisions. We do not track separately, and do not intend to track separately, operating expenses for our Consumer and OEM Divisions. Conversely, we do track operating expenses for our Xiran Division.

Historically, a limited number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 55.2% of our total revenues in the first half of 2003, 55.5% of our total revenues in the full year 2002 and 56.3% of our total revenues in the full year 2001. CDW Computer Centers accounted for 20.6% of our total revenues in the first half of 2003. In 2002, CDW Computer Centers accounted for 21.1% of our total revenues. In 2001, CDW Computer Centers and Unisys accounted for 19.7% and 11.0% of our total revenues, respectively. Other than CDW Computer Centers and Unisys, no other customer accounted for more than 10.0% of our total revenues in the first half of 2003, and the full years 2002 and 2001. The composition of our major customer base changes from quarter to quarter as the market demand for our products changes, and we expect this variability will continue in the future. We expect that sales of our products to a limited number of customers will continue to account for a majority of our revenues in the foreseeable future. The loss of, or a significant reduction in purchases by any of our major customers, would harm our business, financial condition and results of operations. See “Risk Factors—Sales to a limited number of customers represent a significant portion of our revenues, and the loss of any key customer would materially reduce our revenues.” For further details on our major customers, see “Business—Customers.”

International sales of our products constituted 21.4% of our total revenues in the first half of 2003, 14.8% of our total revenues in the full year 2002 and 16.0% of our total revenues in the full year 2001. Except for Europe, which accounted for 12.2% of our revenues in the first half of 2003, no other foreign geographical area or single foreign country accounted for more than 10.0% of our revenues in the first half of 2003, or the full years 2002 and 2001. Over 95.0% of our international sales were denominated in U.S. dollars between 2001 and the first half of 2003. In addition, our purchases of IC devices are currently denominated in U.S. dollars. However, we do face risks associated with doing business in foreign countries. See “Risk Factors— We face risks associated with doing business in foreign countries, including foreign currency fluctuations and trade barriers, that could lead to a decrease in demand for our products or an increase in the cost of the components used in our products.”

In the past, we have been impacted by seasonal purchasing patterns resulting in lower sales in the first and second quarters of each year. Other factors, including component price fluctuations, may distort the effect of seasonality. Our ability to adjust our short-term operating expenses in response to fluctuations in revenues is limited. As a result, should revenues decrease to a level lower than expected in any given period, our results of operations would be harmed.

Revenues are recognized at the time of shipment. We face risks associated with declines in the market value of our products, product returns, inventory write-downs, price protection and rebates. See “Risk Factors— “Order cancellations, product returns, inventory write-downs, price protection and rebates could adversely affect our results of operations.”

From our formation in March 1990 through September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns during that period on that basis. Subsequent to our S corporation termination on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

The following table sets forth the summary statement of operations for our Consumer, OEM and Xiran Divisions for the three-year periods ended December 31, 2002:

	Year Ended December 31, 2002 (in thousands)
	Consumer	OEM	Subtotal	Xiran		Consolidated
Net revenues	$134,995	$41,536	$176,531	$—		$176,531
Cost of revenues	114,566	29,016	143,582	—		143,582

Gross profit	$20,429	$12,520	$32,949	$—		$32,949
Gross margins	15.1%	30.1%	18.7%	—		18.7%
Operating expenses			$30,802	$7,868	(1)	$38,670

Income (loss) from operations			$2,147	$(7,868)		$(5,721)

	Year Ended December 31, 2001 (in thousands)
	Consumer	OEM	Subtotal	Xiran		Consolidated
Net revenues	$116,204	$48,037	$164,241	$—		$164,241
Cost of revenues	93,873	33,818	127,691	—		127,691

Gross profit	$22,331	$14,219	$36,550	$—		$36,550
Gross margins	19.2%	29.6%	22.3%	—		22.3%
Operating expenses			$34,068	$—		$34,068

Income from operations			$2,482	$—		$2,482

	Year Ended December 31, 2000 (in thousands)
	Consumer	OEM	Subtotal	Xiran		Consolidated
Net revenues	$164,138	$144,178	$308,316	$—		$308,316
Cost of revenues	134,314	105,650	239,964	—		239,964

Gross profit	$29,824	$38,528	$68,352	$—		$68,352
Gross margins	18.2%	26.7%	22.2%	—		22.2%
Operating expenses			$38,996	$—		$38,996

Income from operations			$29,356	$—		$29,356

(1)	Includes $1.4 million in operating expenses related to in-process research and development expenses related to our acquisition of the assets of Irvine Networks, LLC (currently our Xiran Division) in 2002.

Recent Developments

The following are our expectations for the third quarter of 2003. However, we have not finalized our financial statements for this period. When actual results of operations are reported, it is possible that the results may vary from our expectations set forth below.

We expect our revenues to grow sequentially by 27% to 30% from $44.7 million for the second quarter of 2003 to between $57 million and $58 million for the third quarter of 2003. In addition, we expect earnings per share of $0.00 to $0.01 for the third quarter of 2003, compared to a net loss per share of $0.02 for the second quarter of 2003.

The following factors have impacted our expected results of operations for the third quarter of 2003:

•	Approximately 70% quarterly growth in Flash revenue compared to the same quarter of 2002; fifth consecutive quarter of greater than 55% Flash revenue growth compared to the same period in the prior year;

•	Current favorable pricing and demand environment in the Flash and DRAM markets; and

•	Approximately 300% sequential increase in quarterly revenues from our IC Tower stacking products.

This information should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus. See page 37 of this prospectus for selected quarterly results of operations for the eight quarters ended June 30, 2003.

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	77.8	77.7	81.3	81.3	82.9

Gross profit	22.2	22.3	18.7	18.7	17.1
Operating expenses
Sales and marketing	7.0	11.0	10.3	9.6	12.0
General and administrative	3.9	7.0	5.8	6.1	5.7
Research and development	1.2	2.7	5.0	4.2	4.9
Non-recurring expenses	0.6	0.0	0.8	1.4	0.0

Total operating expenses	12.7	20.7	21.9	21.3	22.6

Income (loss) from operations	9.5	1.6	(3.2)	(2.6)	(5.5)

Interest income (expense), net	(0.4)	0.8	0.4	0.4	0.3

(Loss) income before provision (benefit) for income taxes	9.1	2.4	(2.8)	(2.2)	(5.2)
Provision (benefit) for income taxes*	3.5	1.0	(2.1)	(1.8)	(2.2)

Net income (loss)*	5.6%	1.4%	(0.7)%	(0.4)%	(3.0)%

*	From our formation in March 1990 to September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income (loss) has been computed using an effective tax rate of 38% to reflect the estimated income tax expense (benefit) as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Subsequent to the termination of our S corporation status on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

Three Months Ended June 30, 2003 Compared to Three Months Ended June 30, 2002

Net Revenues

Our revenues were $44.7 million in the second quarter of 2003, compared to $43.3 million in the same period of 2002. Revenues increased 3.2% in the second quarter of 2003 due primarily to an 11% increase in units shipped, partially offset by a 6% decline in average sales price. The decrease in our average sales price resulted from lower DRAM and Flash component prices in the second quarter of 2003 compared to the second quarter of 2002. Unit shipments growth was comprised of unit volume increases of 57% for Flash products and 27% for IC Tower stacking products, partially offset by a decrease of 70% for non-DRAM, non-Flash products. Non-stacked DRAM memory product units shipped were relatively flat in the second quarters of 2003 compared with the same period in 2002. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average sales prices and revenues.

Our OEM Division revenues decreased 35.6% from $13.5 million in the second quarter of 2002 to $8.7 million in the second quarter of 2003. The decrease in OEM Division revenues was due primarily to a 27% decrease in OEM Division unit volume during this period and a 12% decrease in OEM Division average sales price in the second quarter of 2003. Our Consumer Division revenues increased 21.1% from $29.8 million in the second quarter of 2002 to $36.1 million in the second quarter of 2003. Consumer Division revenues increased in the second quarter of 2003 due primarily to a 27% increase in Consumer Division unit volume, partially offset by a 6% decline in Consumer Division average sales price. Consumer Division unit volume growth was due primarily to a significant increase in the sale of Flash memory products in the retail and mail order channels. The decrease in average sales price resulted primarily from lower DRAM and Flash component prices in the second quarter of 2003 compared to the second quarter of 2002.

Sales of our products are made under short-term cancelable purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and to which we have assigned shipment dates within the upcoming six months. Since orders constituting our backlog are subject to change due to, among other things, customer cancellations and reschedulings, and our ability to procure necessary components, backlog is not necessarily an indication of future revenues. In addition, there can be no assurance that current backlog will necessarily lead to revenues in any future period. Our combined backlog was $5.5 million as of June 30, 2003, compared to $4.9 million as of June 30, 2002. Our OEM Division backlog was $2.7 million as of June 30, 2003, compared to $3.8 million as of June 30, 2002. Our Consumer Division backlog was $2.8 million as of June 30, 2003, compared to $1.1 million as of June 30, 2002. Consumer Division backlog is typically nominal since substantially all consumer orders are filled on a same-day or next-day basis. Our ability to predict future sales is limited because a majority of our quarterly product revenues come from orders that are received and fulfilled in the same quarter. We believe that our stronger than expected results in the second quarter of 2003, recent increases in DRAM and Flash demand along with the stabilization and increase of component prices towards the end of the second quarter of 2003 may indicate a turnaround for our sector. However, there can be no assurance that Flash and DRAM demand or component prices will increase or remain stable or that a turnaround will occur or be sustained.

Gross Profit

Our gross profit was $7.7 million in the second quarter of 2003, compared to $6.1 million in the same period of 2002. Gross profit as a percentage of revenues was 17.2% in the second quarter of 2003, compared to 14.2% in the same period of 2002. Gross profit for our OEM Division as a percentage of OEM Division revenues was 20.9% in the second quarter of 2003, compared to 28.9% in the second quarter of 2002. This decrease in gross profit as a percentage of revenues for our OEM Division resulted primarily from a 27% decrease in unit shipments resulting in a lower absorption of production labor and overhead costs. Gross profit for our Consumer Division as a percentage of Consumer Division revenues was 16.4% in the second quarter of 2003, compared to 7.5% in the second quarter of 2002. The gross profit for our Consumer Division as a percentage of Consumer Division revenues for the second quarter of 2002 was negatively affected by the impact of significant DRAM component price declines on our average sales price.

Operating Expenses

Sales and Marketing.    Sales and marketing expenses are primarily comprised of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers’ representatives, shipping costs and marketing programs. Sales and marketing expenses were $5.0 million in the second quarter of 2003, compared to $4.2 million in the same period of 2002. Sales and marketing expenses as a percentage of revenues were 11.2% in the second quarter of 2003, compared to 9.7% in the same period of 2002. Sales and marketing expenses increased due primarily to increased sales and marketing efforts for the Xiran Division and expanded Consumer Division marketing programs in the second quarter of 2003.

General and Administrative.    General and administrative expenses are comprised primarily of personnel costs for our executive and administrative employees, professional fees and facilities overhead. General and administrative expenses were $2.4 million in the second quarter of 2003, compared to $2.7 million in the same period of 2002. General and administrative expenses as a percentage of revenues were 5.4% in the second quarter of 2003 and 6.2% in the second quarter of 2002. General and administrative expenses decreased due primarily to a $265,000 reduction in legal fees in the second quarter of 2003.

Research and Development.     Research and development expenses are comprised primarily of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses were $2.1 million in the second quarter of 2003, compared to $2.0 million in the same period 2002. Research and development expenses as a percentage of revenues were 4.7% in the second quarter of 2003, compared to 4.6% in the same period of 2002. Research and development expenses were relatively flat in the second quarter of 2003 compared to the same period in 2002.

Interest Income, Net

Interest income, net is comprised of interest earned on our cash, cash equivalents and marketable securities, less interest expense. Interest income, net was $125,000 in the second quarter of 2003, compared to $187,000 in the second quarter of 2002. Interest income was $125,000 in the second quarter of 2003, compared to $211,000 in the second quarter of 2002. This decrease in interest income resulted from lower interest rates and a reduced average cash balance in the second quarter of 2003, compared to the second quarter of 2002. Interest expense is comprised of interest related to equipment financing. There was no interest expense in the second quarter of 2003, compared to $24,000 in the second quarter of 2002.

Benefit for Income Taxes

Benefit for income taxes was $661,000 in the second quarter of 2003, compared to $1.9 million in the second quarter of 2002. As a percentage of income before benefit for income taxes, benefit for income taxes was 43.3% and 72.3% in the second quarter of 2003 and 2002, respectively. The percentage of income before benefit for income taxes for the second quarter of 2002 was abnormally high due to a non-recurring research and development income tax benefit of approximately $800,000. We expect that the quarterly research and development income tax credits to be approximately $75,000 to $100,000 for the foreseeable future.

Net Loss

Net loss was $864,000 and $716,000 in the second quarters of 2003 and 2002, respectively.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Net Revenues

Our revenues were $85.7 million in the first half of 2003, compared to $94.3 million in the same period of 2002. Revenues decreased 9.1% in the first half of 2003 due primarily to a 15% decline in average sales price, partially offset by a 5% increase in units shipped. The decrease in our average sales price resulted from lower DRAM and Flash component prices in the first half of 2003, compared to the first half of 2002. Unit shipments growth was comprised of unit volume increases of 51.0% for IC Tower stacking products and 44% for Flash products, partially offset by decreases of 74% for non-DRAM, non-Flash products and 5% for non-stacked DRAM memory products.

Our OEM Division revenues decreased 14.4% from $20.8 million in the first half of 2002 to $17.8 million in the first half of 2003. The decrease in OEM Division revenue was due primarily to a 5% decrease in OEM Division unit volume during this period and a 10% decrease in OEM Division average sales price in the first half of 2003. Our Consumer Division revenues decreased 7.6% from $73.4 million in the first half of 2002 to $67.8 million in the first half of 2003. Consumer Division revenues decreased in the first half of 2003 due to a 15% decline in Consumer Division average sales price, partially offset by a 9% increase in Consumer Division unit volume. Consumer Division unit volume growth was due primarily to a significant increase in the sale of

Flash memory products in the retail and mail order channels. The decrease in average sales price resulted primarily from lower DRAM and Flash component prices in the first half of 2003, compared to the first half of 2002.

Gross Profit

Our gross profit was $14.7 million in the first half of 2003, compared to $17.6 million in the same period of 2002. Gross profit as a percentage of revenues was 17.2% in the first half of 2003, compared to 18.7% in the same period of 2002. Gross profit for our OEM Division as a percentage of OEM Division revenues was 24.7% in the first half of 2003, compared to 29.5% in the first half of 2002. This decrease in gross profit as a percentage of revenues for our OEM Division resulted primarily from a 5% decrease in unit shipments resulting in a higher absorption of production labor and overhead costs and a negative shift in product mix. Gross profit for our Consumer Division as a percentage of Consumer Division revenues was 15.1% in the first half of 2003, compared to 15.6% in the first half of 2002.

Operating Expenses

Sales and Marketing.    Sales and marketing expenses were $10.3 million in the first half of 2003, compared to $9.1 million in the same period of 2002. Sales and marketing expenses as a percentage of revenues were 12.0% in the first half of 2003, compared to 9.7% in the same period of 2002. Sales and marketing expenses increased due primarily to increased sales and marketing efforts for the Xiran Division and expanded Consumer Division marketing programs in the first half of 2003.

General and Administrative.    General and administrative expenses were $4.9 million in the first half of 2003, compared to $5.7 million in the same period of 2002. General and administrative expenses as a percentage of revenues were 5.7% in the first half of 2003 and 6.0% in the first half of 2002. General and administrative expenses decreased due primarily to a $450,000 reduction in legal fees in the first half of 2003.

Research and Development.    Research and development expenses were $4.2 million in the first half of 2003, compared to $3.9 million in the same period of 2002. Research and development expenses as a percentage of revenues were 4.9% in the first half of 2003, compared to 4.1% in the same period of 2002. The increase in research and development expenses in the first half of 2003 resulted from a $505,000 increase in expenditures related to our Xiran Division, partially offset by a $212,000 decrease in expenditures related to our Consumer and OEM Divisions.

Non-recurring In-process Research and Development.    We did not have non-recurring in-process research and development expenses in the first half of 2003. Non-recurring in-process research and development expenses were $1.4 million in the first half of 2002 and related to our acquisition of the assets of Irvine Networks, LLC (Xiran Division) in January 2002.

Interest Income, Net

Interest income, net was $276,000 in the first half of 2003 compared to $396,000 in the first half of 2002. Interest income was $276,000 in the first half of 2003 compared to $449,000 in the first half of 2002. This decrease in interest income resulted from lower interest rates and a reduced average cash balance in the first half of 2003 compared to the first half of 2002. Interest expense is comprised of interest related to equipment financing. There was no interest expense in the first half of 2003. Interest expense was $53,000 in the first half of 2002.

Benefit for Income Taxes

Benefit for income taxes was $1.9 million in the first half of 2003, compared to $1.7 million in the first half of 2002. As a percentage of loss before benefit for income taxes, benefit for income taxes was 43.2% and 80.5%

in the first halves of 2003 and 2002, respectively. The percentage of loss before benefit for income taxes for the first half of 2002 was abnormally high due to a non-recurring research and development income tax benefit of approximately $800,000. We expect quarterly research and development income tax credits to be approximately $75,000 to $100,000 for the foreseeable future.

Net Loss

Net loss was $2.5 million and $403,000 in the first halves of 2003 and 2002, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenues

Our revenues increased 7.5% from $164.2 million in 2001 to $176.5 million in 2002. The increase in revenues from 2001 to 2002 was due primarily to a 24.1% increase in units shipped from 2.9 million units in 2001 to 3.6 million units in 2002, partially offset by a 12.3% decline in our average sales price from 2001 to 2002. The increase in unit volume resulted from unit volume increases of 93.2% for Flash products, 81.6% for IC Tower stacking products and 81.8% for non-DRAM, non-Flash products partially offset by a unit volume decrease of 12.1% for DRAM memory products. The increase in Flash product units shipped resulted primarily from an increase in sales of Flash products to consumers for applications such as digital camera, MP3 players and PDAs through mail order and mass market retailers. The decrease in DRAM memory units shipped resulted primarily from continued weakness in the PC market. The decrease in our average sales prices resulted primarily from a steady decline of Flash component prices during 2002, partially offset by a marginal increase in overall DRAM component prices in 2002.

Our OEM Division revenues decreased 13.5% from $48.0 million in 2001 to $41.5 million in 2002. Our OEM Division revenues were negatively impacted in 2002 due to reduced sales to customers in the networking and communications markets. Consumer Division revenues increased 16.2% from $116.2 million in 2001 to $135.0 million in 2002 due primarily to a 50.4% increase in Flash products.

Our combined backlog was $5.8 million as of December 31, 2002, compared to $4.5 million as of December 31, 2001. Our OEM Division backlog was $4.3 million as of December 31, 2002, compared to $3.8 million as of December 31, 2001. Our Consumer Division backlog increased from $721,000 as of December 31, 2001, to $1.5 million as of December 31, 2002, as a result of increased Consumer Division orders booked in the fourth quarter of 2002 compared to the fourth quarter of 2001.

Gross Profit

Our gross profit decreased 10.1% from $36.6 million in 2001 to $32.9 million in 2002. Gross profit as a percentage of revenues decreased from 22.3% in 2001 to 18.7% in 2002. Gross profit as a percentage of revenues decreased from 2001 to 2002 due primarily to sharp declines in DRAM pricing during the second quarter of 2002, which resulted in a 14.2% gross profit as a percentage of revenue in that quarter. We believe the sharp decline in DRAM pricing during the second quarter of 2002 resulted from failed consolidation discussions between Micron Technology and Hynix, two of the largest DRAM manufacturers in the industry. Gross profit as a percentage of revenues was relatively flat for our OEM Division at 30.1% in 2002 compared to 29.6% in 2001. Gross profit as a percentage of revenues for our Consumer Division decreased to 15.1% in 2002 from 19.2% in 2001 due primarily to the impact of DRAM price declines for the second quarter of 2002 on DRAM inventory held in stock.

Operating Expenses

Sales and Marketing.    Sales and marketing expenses are comprised primarily of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers’ representatives, shipping costs and marketing programs. Sales and marketing expenses remained flat at $18.2 million in 2002 compared to $18.1 million in 2001. Sales and marketing expenses as a percentage of revenues remained relatively flat at 10.3% in 2002 compared to 11.0% in 2001.

General and Administrative.    General and administrative expenses are comprised primarily of personnel costs for our executive and administrative employees, professional fees and facilities overhead. General and administrative expenses decreased 10.3% from $11.6 million in 2001 to $10.4 million in 2002. The decline in general and administrative expenses was due primarily to reductions in legal expense of approximately $600,000, bad debt expense of approximately $400,000 and payroll expense of approximately $100,000 in 2002. General and administrative expenses as a percentage of revenues decreased from 7.1% in 2001 to 5.9% in 2002 due primarily to reduced legal, bad debt and payroll expenses and increased revenues.

Research and Development.    Research and development expenses are comprised primarily of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses increased 100.0% from $4.4 million in 2001 to $8.8 million in 2002. Research and development expenses as a percentage of revenues increased from 2.7% in 2001 to 5.0% in 2002. Research and development expenses increased from 2001 to 2002 due to a significant expansion of our research and development staff to serve our growing OEM Division customer base and to develop new product lines. In January 2002, we completed a $2.3 million acquisition of the assets, including intellectual property, of Irvine Networks, LLC, and hired their engineering staff. Operating costs for the Xiran Division were approximately $6.5 million in 2002, excluding a $1.4 million non-recurring in-process research and development charge related to the acquisition.

Non-Recurring Expenses.    We did not have non-recurring expenses in 2001. Non-recurring expenses were $1.4 million in 2002 and were comprised of in-process research and development expenses related to the acquisition of Irvine Networks in January 2002.

Interest (Income) Expense, Net

Interest (income) expense, net is comprised primarily of interest income from our cash and cash equivalents and interest expense related to our line of credit and equipment financing. Interest (income) expense, net was ($778,000) in 2002, compared to ($1.4) million in 2001. Interest income was $855,000 in 2002 and $1.6 million in 2001. Interest income decreased from 2001 to 2002 due primarily to lower interest rates. Interest expense was $77,000 in 2002 and $200,000 in 2001. Interest expense decreased from 2001 to 2002 due to the maturation and pay down of a portion of our equipment loans and capital leases.

(Benefit) provision for income taxes

(Benefit) provision for income taxes was ($3.6) million in 2002 and $1.5 million in 2001. (Benefit) provision for income taxes as a percentage of (loss) income before (benefit) provision for income taxes was 39.6% in 2001 compared to 73.6% in 2002. The increase in the effective rate in 2002 resulted from the application of state net operating loss carryforwards, prior year research and development and state enterprise zone hiring credits of approximately $927,000 taken in 2002 and current year research and development and state enterprise zone hiring credits of approximately $934,000.

Net (Loss) Income

Net (loss) income was ($1.3) million in 2002 and $2.3 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenues

Our revenues decreased 46.7% from $308.3 million in 2000 to $164.2 million in 2001. The decrease in revenues from 2000 to 2001 was due primarily to a 54.4% decrease in our average sales price from 2000 to 2001, offset partially by a 16.0% increase in units shipped from 2.5 million units in 2000 to 2.9 million units in 2001. The decrease in our average sales price resulted from significant declines in DRAM and Flash component prices from October 2000 through November 2001. The increase in unit volume resulted from unit volume increases of 37.7% for standard memory products and 29.7% for Flash products, partially offset by unit volume decreases of 68.4% for IC Tower stacking products and 41.2% for non-DRAM, non-Flash products. Increases in Flash and standard memory units shipped resulted primarily from market share gains achieved during 2001 in the mass market retailer channel. Decreases in IC Tower stacking units shipped resulted from excess OEM Division customer inventory levels throughout 2001.

Our OEM Division revenues decreased 66.7% from $144.2 million in 2000 to $48.0 million in 2001. Our Consumer Division revenues decreased 29.2% from $164.1 million in 2000 to $116.2 million in 2001. Both our OEM and Consumer Division revenues were negatively impacted in 2001 by deteriorating macro economic conditions and severe declines in the price of DRAM and Flash components, which resulted in significantly lower average sales prices. Our OEM Division revenues were further impacted by a build-up of inventory by our communications and networking customers during 2000.

Our combined backlog was $4.5 million as of December 31, 2001 compared to $22.4 million as of December 31, 2000. Our OEM Division backlog was $3.8 million as of December 31, 2001 compared to $21.4 million as of December 31, 2000. Our Consumer Division backlog was $721,000 as of December 31, 2001 compared to $1.0 million as of December 31, 2000. From 2000 to 2001, the decrease in OEM Division backlog resulted from a build-up of inventory by our OEM Division customers, which led to a significant reduction of orders.

Gross Profit

Our gross profit decreased 46.5% from $68.4 million in 2000 to $36.6 million in 2001. Gross profit as a percentage of revenues remained flat at 22.3% in 2001 compared to 22.2% in 2000. Gross profit as a percentage of revenues for our OEM Division increased to 29.6% in 2001 from 26.7% in 2000. Gross profit as a percentage of revenues for our Consumer Division increased to 19.2% in 2001 from 18.2% in 2000 due primarily to a positive shift in customer mix.

Operating Expenses

Sales and Marketing.    Sales and marketing expenses decreased 16.2% from $21.6 million in 2000 to $18.1 million in 2001 due primarily to reduced commissions and channel marketing expenses related to lower revenues. Sales and marketing expenses as a percentage of revenues increased from 7.0% in 2000 to 11.0% in 2001 due primarily to reduced revenues.

General and Administrative.    General and administrative expenses remained relatively flat at $11.6 million in 2001 compared to $11.9 million in 2000. General and administrative expenses as a percentage of revenues increased from 3.9% in 2000 to 7.0% in 2001 due primarily to reduced revenues.

Research and Development.    Research and development expenses increased 18.9% from $3.7 million in 2000 to $4.4 million in 2001. Research and development expenses as a percentage of revenues increased from 1.2% in 2000 to 2.7% in 2001. Research and development expenses increased year-over-year from 2000 to 2001 due to a significant expansion of our research and development staff to serve our growing OEM Division customer base and to develop new product lines.

Non-Recurring Expenses.    We did not have non-recurring expenses in 2001. Non-recurring expenses were $1.8 million in 2000 and were comprised of expenses related to a litigation settlement with Interactive Flight Technologies, Inc. The settlement payment was made in January 2001.

Interest (Income) Expense, Net

Interest (income) expense, net is comprised primarily of interest income from our cash and cash equivalents and interest expense related to our line of credit and equipment financing. Interest income, net was $1.4 million in 2001 compared to interest expense, net of $1.2 million in 2000. Interest income was $1.6 million in 2001 and $406,000 in 2000. Interest income increased in 2001 compared to 2000 due to a higher average cash balance resulting primarily from initial public offering proceeds received in October 2000 and positive cash flow from operations in each quarter from the fourth quarter of 2000 through the fourth quarter of 2001. Interest expense was $200,000 in 2001 and $1.6 million in 2000. Interest expense decreased significantly from 2000 to 2001 due primarily to the reduction of our line of credit balance to zero in October 2000.

Provision for Income Taxes

Provision for income taxes was $1.5 million in 2001. Pro forma provision from income taxes was $10.9 million in 2000. Provision for income taxes as a percentage of income before provision for income taxes was 39.6% in 2001. Pro forma provision for income taxes as a percentage of income before provision for income taxes was 38.6% in 2000. From our formation in March 1990 to September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income (loss) has been computed using an effective tax rate of 38% to reflect the estimated income tax expense (benefit) as if we had been fully subject to federal and state income taxes as a C corporation.

Net Income

Net income was $2.3 million in 2001. Assuming the termination of our S corporation status, pro forma net income would have been $17.3 million in 2000.

Selected Quarterly Results

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the eight quarters ended June 30, 2003. In the opinion of management, these data have been prepared on a basis substantially consistent with our audited consolidated financial statements appearing elsewhere in this prospectus, and reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any one quarter are not necessarily indicative of the results to be expected for any future period.

	Three Months Ended
	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003
	(In thousands, except for per share data)
Results of Operations
Net revenues	$33,177	$35,581	$50,952	$43,301	$36,501	$45,777	$40,918	$44,745
Cost of revenues	27,526	25,763	39,476	37,167	29,911	37,028	33,987	37,021

Gross profit	5,651	9,818	11,476	6,134	6,590	8,749	6,931	7,724

Operating expenses
Sales and marketing	4,057	4,116	4,837	4,230	4,065	5,019	5,372	4,958
General and administrative	2,354	2,857	3,031	2,673	2,316	2,334	2,514	2,361
Research and development	984	1,179	1,938	2,007	2,503	2,357	2,117	2,055
Non-recurring expenses	—	—	1,360	—	—	—	—	—

Total operating expenses	7,395	8,152	11,166	8,910	8,884	9,710	10,003	9,374

Income (loss) from operations	(1,744)	1,666	310	(2,776)	(2,294)	(961)	(3,072)	(1,650)

Interest income, net	346	252	209	187	198	184	151	125

Income (loss) before (benefit) provision for income taxes	(1,398)	1,918	519	(2,589)	(2,096)	(777)	(2,921)	(1,525)
Provision (benefit) for income taxes	(555)	760	206	(1,873)	(1,040)	(930)	(1,260)	(661)

Net income (loss)	$(843)	$1,158	$313	$(716)	$(1,056)	$153	$(1,661)	$(864)

Net income (loss) per share:
Basic	$(0.02)	$0.03	$0.01	$(0.02)	$(0.03)	$0.00	$(0.04)	$(0.02)
Diluted	$(0.02)	$0.03	$0.01	$(0.02)	$(0.03)	$0.00	$(0.04)	$(0.02)

	Three Months Ended
	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003
	(As a percentage of revenues)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	83.0	72.4	77.5	85.8	81.9	80.9	83.1	82.7

Gross profit	17.0	27.6	22.5	14.2	18.1	19.1	16.9	17.3

Operating expenses
Sales and marketing	12.2	11.6	9.5	9.8	11.1	11.0	13.1	11.1
General and administrative	7.1	8.0	5.9	6.2	6.3	5.1	6.1	5.3
Research and development	3.0	3.3	3.8	4.6	6.9	5.1	5.2	4.6
Non-recurring expense	—	—	2.7	—	—	—	—	—

Total operating expenses	22.3	22.9	21.9	20.6	24.3	21.2	24.4	20.9

Income (loss) from operations	(5.3)	4.7	0.6	(6.4)	(6.3)	(2.1)	(7.5)	(3.7)

Interest income, net	1.0	0.7	0.4	0.4	0.5	0.4	0.4	0.3

Income (loss) before (benefit) provision for income taxes	(4.2)	5.4	1.0	(6.0)	(5.7)	(1.7)	(7.1)	(3.4)
Provision (benefit) for income taxes	(1.7)	2.1	0.4	(4.3)	(2.8)	(2.0)	(3.1)	(1.5)

Net income (loss)	(2.5)%	3.3%	0.6%	(1.7)%	(2.9)%	0.3%	(4.1)%	(1.9)%

From December 2001 to early May 2002, DRAM component prices increased significantly which had a positive impact on our revenue and gross margin percentage in the fourth quarter of 2001 and the first quarter of 2002. In May 2002, DRAM component prices declined materially over a two-week period and negatively impacted our revenue and gross margin percentage in the second quarter of 2002. Our sequential revenue growth during the second quarter of 2003 was driven by a 39% sequential increase Flash unit shipments during the quarter.

In January 2002, we completed a $2.3 million acquisition of the assets, including intellectual property, of Irvine Networks, LLC, and hired their engineering staff. Staffing and other expenditures related to Irvine Networks, which was renamed our Xiran Division, resulted in incremental research and development expenditures of approximately $800,000 beginning in the first quarter of 2002. In addition, a $1.4 million non-recurring charge was recognized in the first quarter of 2002 in conjunction with the acquisition. The non-recurring change was related to the write-off of in-process research and development costs associated with the acquisition.

In the foreseeable future, we expect our sales and marketing expenses to increase or decrease at a rate less than any corresponding increase or decrease in net revenues. In the foreseeable future, we also expect our general and administrative and research and development expenses to remain relatively flat regardless of any increase or decrease in net revenues.

Liquidity and Capital Resources

As of June 30, 2003, we had working capital of $57.9 million, including $34.0 million of cash and cash equivalents and $10.0 million of marketable securities. As of December 31, 2002, we had working capital of $60.4 million, including $34.0 million of cash and cash equivalents and $10.0 million in marketable securities, compared to working capital of $64.5 million, including $51.8 million of cash and cash equivalents, as of December 31, 2001 and $64.3 million working capital, including $33.7 million of cash and cash equivalents, as of December 31, 2000. Our cash and cash equivalents balance decreased over the 2002 period due primarily to an investment in marketable securities of $10.0 million and purchases of furniture, fixtures and equipment of $5.4 million. We had no outstanding principal balance under our $27.5 million line of credit with Comerica Bank at December 31, 2001 and 2000 and the line of credit expired in August 2002 and was not renewed. Current assets were 3.7 times current liabilities at June 30, 2003, compared to 3.9 times current liabilities at the end of 2002, 5.3 times current liabilities at the end of 2001 and 3.0 times current liabilities at the end of 2000. Assuming an offering price of $10.05, we expect to receive approximately $94.5 million in net proceeds ($105.9 million if the over-allotment option is exercised in full) from the sale of our common stock in this offering.

Net cash provided by operating activities was $609,000 for the first half of 2003 and resulted primarily from a $2.4 million decrease in accounts receivables, net of allowances, $2.1 million in non-cash depreciation and amortization, a $2.0 million increase in accounts payable and a $1.1 million decrease in income taxes receivable, partially offset by a net loss of $2.5 million, a $1.7 million increase in deferred income taxes, a $1.3 million decrease in inventory, a $1.1 million decrease in accrued and other liabilities and a $450,000 increase in other assets. Net cash used by operating activities was $217,000 in 2002 and resulted primarily from an increase in net accounts receivable of $6.4 million and an increase in net inventory of $4.3 million, partially offset by an increase in accounts payable of $6.1 million and non-cash depreciation of $3.6 million. Net inventory, net accounts receivable and accounts payable growth resulted from a 28.7% increase in revenues in the fourth quarter of 2002 compared to the fourth quarter of 2001. Net cash provided by operating activities was $24.2 million in 2001. Net cash provided by operating activities in 2001 resulted primarily from net income of $2.3 million, a decrease in net accounts receivable of $15.5 million and a decrease in net inventory of $21.2 million, partially offset by a decrease in accounts payable of $15.6 million. Inventory and accounts payable decreased due primarily to the implementation of consignment inventory programs with our three largest component suppliers during 2001 and a sharp decline in DRAM and Flash pricing during the year. Accounts receivable decreased due to the decline in overall revenues. Net cash provided by operating activities was $18.1 million in 2000 and resulted primarily from net income of $25.4 million, increases in accounts payable and accrued and other liabilities of $8.1 million, and depreciation and amortization of $3.4 million, partially offset by increases in net inventory of $12.8 million, net accounts receivable of $4.4 million and deferred income taxes of $1.6 million.

Inventory increased to support increased OEM Division customer orders and lengthened time between our receipt of such orders and their required ship date. Accounts receivable increased due to increased overall revenues.

Net cash used in investing activities was $719,000 for the first half of 2003, $16.9 million in 2002, $5.4 million in 2001 and $2.4 million in 2000. Net cash used in investing activities for the first half of 2003 was attributable primarily to $823,000 in purchase of furniture, fixtures and equipment, partially offset by $104,000 in proceeds from the sale of furniture, fixtures and equipment. In 2002, net cash used in investing activities resulted primarily from an investment in marketable securities of $10.0 million, purchases of furniture, fixtures and equipment of $5.4 million and an acquisition of assets for $2.3 million. In 2001, net cash used in investing activities was attributable primarily to purchases of furniture, fixtures and equipment. In 2000, net cash used in investing activities was attributable primarily to purchases of furniture, fixtures and equipment. We expect to spend between $3.0 million to $5.0 million during the next 24 months, primarily for manufacturing, testing and engineering equipment.

Net cash provided by financing activities was $154,000 for the first half of 2003 and resulted from the receipt of $267,000 in proceeds from the issuance of common stock related to stock option exercises and purchases of stock by employees through the employee stock purchase plan, partially offset by payments of $113,000 related to equipment capital lease obligations. Net cash used in financing activities totaled $681,000 in 2002 and $674,000 in 2001. Net cash used in financing activities in 2002 resulted from the repayment of borrowings from banks and capital lease obligations of $1.5 million, partially offset by the issuance of common stock for proceeds of $772,000 related to our employee stock purchase plan and stock option exercises. Net cash used in financing activities in 2001 resulted primarily from the repayment of borrowings from banks and capital lease obligations of $1.6 million, partially offset by the issuance of common stock for proceeds of $1.1 million related to our employee stock purchase plan and stock option exercises. In 2001, we also repurchased a total of 72,500 shares of our common stock under our authorized stock repurchase program at an average price of approximately $1.25 per share, resulting in a total cash payment of approximately $92,000. Net cash provided by financing activities totaled $14.3 million in 2000 and resulted primarily from the receipt of $65.1 million in connection with our initial public offering in September 2000, partially offset by distributions of $35.0 million to S Corporation shareholders and line of credit repayments of $12.5 million.

In prior years, we entered into several capital leases and loans to finance manufacturing and testing equipment. Our obligations under capital leases were paid down to zero as of June 30, 2003 and had a balance of $113,000 at December 31, 2002, $554,000 at December 31, 2001 and $1.4 million at December 31, 2000, with interest rates ranging from 8.1% to 9.6% per annum. Our equipment financing loan balances were paid down to zero at December 31, 2002 and had a balance of $1.0 million on December 31, 2001 and $1.8 million on December 31, 2000, with interest rates ranging from 7.5% to 9.1% per annum.

Prior to our conversion from an S corporation to a C corporation in September 2000, we made cash distributions of a portion of our S Corporation earnings to our shareholders of record as of September 20, 2000, for reasons including payment of their overall personal income taxes. On September 26, 2000, we distributed to our shareholders of record as of September 20, 2000, in proportion to their ownership of our shares, notes in an aggregate principal amount of $25.1 million, equal to our undistributed earnings from the date of our formation through September 26, 2000. We used a portion of the net proceeds from our initial public offering to payoff the principal amount of these undistributed earnings notes on October 6, 2000 and November 3, 2000.

We believe that the net proceeds from this offering, our existing assets, cash, cash equivalents and investments on hand, together with cash that we expect to generate from our operations, will be sufficient to meet our capital needs for at least the next twelve months. However, it is possible that we may need or elect to raise additional funds to fund our activities beyond the next year or to consummate acquisitions of other businesses, products or technologies. We could raise such funds by selling more stock to the public or to selected investors, or by borrowing money. In addition, even though we may not need additional funds, we may still elect to sell additional equity securities or obtain credit facilities for other reasons. We cannot assure you that we will be able to obtain additional funds on commercially favorable terms, or at all. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock.

Although we believe we have sufficient capital to fund our activities for at least the next twelve months, our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

•	the market acceptance of our products;

•	the levels of promotion and advertising that will be required to launch our new products and achieve and maintain a competitive position in the marketplace;

•	price discounts on our products to our customers;

•	our business, product, capital expenditure and research and development plans and product and technology roadmaps;

•	the levels of inventory and accounts receivable that we maintain;

•	capital improvements to new and existing facilities;

•	technological advances;

•	our competitors’ response to our products;

•	our pursuit of strategic alternatives, including future market opportunities; and

•	our relationships with suppliers and customers.

In addition, we may require additional capital to accommodate planned growth, hiring, infrastructure and facility needs or to consummate acquisitions of other businesses, products or technologies.

Inflation

Inflation was not a material factor in either revenue or operating expenses during the past three fiscal years ended December 31, 2002, 2001 and 2000.

Effect of Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“Interpretation”). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and non-performance guarantees. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its financial statements. Specifically, we are subject to repurchase agreements with various financial institutions in connection with wholesale inventory financing. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. We expect that the adoption of this statement will not have a significant impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51.” The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated into the company that is subject to a majority of the risk of loss from the variable interest entity’s activities or that is entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. For entities created on or prior to January 31, 2003, the consolidation requirements apply in the first fiscal year or interim period beginning after June 15, 2003. For variable interest entities created prior to January 31, 2003, we are currently evaluating the impact of the adoption of FIN 46 for these entities, and thus are not able to disclose the impact on our results of operations, financial position or cash flows.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue Recognition

•	Reserves for inventory excess, obsolescence and lower of market values over costs. We generally purchase raw materials in quantities that we anticipate will be fully-used in the near term. Changes in operating strategy, customer demand and unpredictable fluctuations in market values of raw materials can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to costs and, when necessary, reduce the carrying amount of our inventory to its market value.

•	Allowances for doubtful accounts and price protection. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Additionally, we maintain allowances for limited price protection rights for inventories of our products held by our customers as a result of recent sales transactions to them.

If we reduce the list price of our products, these customers may receive a credit from us. We estimate the impact of such pricing changes on a regular basis and adjust our allowances accordingly.

•	Product returns. We offer a majority of our customers that purchase products through our consumer channels limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relationships with our customers. We provide for estimated future returns of inventory at the time of sale based on historical experience, and actual results have been within our expectations.

•	Sales and marketing incentives. Sales and marketing incentives were offset against revenues or charged to operations in accordance with Emerging Issues Task Force Issue No. 01-09, “EITF 01-09.” Sales and marketing incentives amounted to $3.8 million for the six months ended June 30, 2003 and $7.5 million for the year ended December 31, 2002, respectively, of which $1.8 million and $3.4 million, respectively, were offset against revenues, and $2.0 million and $4.1 million, respectively, were charged as an operating expense.

Consideration generally given by us to a customer is presumed to be a reduction of selling price, and therefore, a reduction of revenue. However, if we receive an identifiable benefit in return for the consideration given to our customer that is sufficiently separable from our sales to that customer, such that we could have paid an independent company to receive that benefit; and we can reasonably estimate the fair value of that benefit, then the consideration is characterized as an expense. We estimate the fair value of the benefits we receive by tracking the advertising done by our customers on our behalf and calculating the value of that advertising using a comparable rate for similar publications.

•	Income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The process incorporates an assessment of the current tax exposure together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, we establish a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. Further, if our ultimate tax liability differs from the periodic tax provision reflected in the consolidated statements of operations, additional tax expense may be recorded.

•	Litigation and other contingencies. Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, our management will assess whether such information warrants the recording of additional expense relating to our contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

•	Valuation of long-lived assets. We assess the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes in our operating strategy can significantly reduce the estimated useful life of such assets.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At any time, fluctuations in interest rates could affect interest earnings on our cash and cash equivalents and interest expense on our existing variable rate debt. We believe that the effect, if any, of reasonably possible near term changes in interest rates on our financial position, results of operations and cash flows would not be material. Currently, we do not hedge these interest rate exposures. The primary objective of our investment activities is to preserve capital. We have not used derivative financial instruments in our investment portfolio.

Our cash and cash equivalent were $34.0 million at June 30, 2003 and December 31, 2002. Our variable rate equipment debt was paid down to zero at December 31, 2002, and our floating rate debt under the revolving credit facility expired in August 2002 and was not renewed. At June 30, 2003, our cash and cash equivalents include $24.2 million invested in money market and other interest bearing accounts and $9.8 million invested in securities. At December 31, 2002, our cash and cash equivalents included $25.4 million invested in money market and other interest bearing accounts and $8.6 million invested in securities. Our investment in securities represents investments in corporate bonds, auction rate securities and commercial paper with maturities of less than three months. At June 30, 2003, our investments in securities with maturities of less than three months had a weighted-average time to maturity of 19.5 days compared to 23.3 days at December 31, 2002.

At June 30, 2003 and December 31, 2002, our investment in marketable securities was $10.0 million. The marketable securities consist primarily of $100,000 certificates of deposit with an original maturity of one year at

100 different financial institutions. At June 30, 2003, these marketable securities had a weighted-average time to maturity of approximately 262 days compared to 77 days at December 31, 2002. Marketable securities represent investments with an original maturity of greater than three months. These securities are classified as held to maturity because we have the intention and ability to hold the securities to maturity. Gross unrealized gains and losses on held-to-maturity marketable securities have historically not been material.

If interest rates were to decrease 1%, the result would be an annual decrease in our interest income related to our cash and cash equivalents of approximately $340,000. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effect of the change in the level of overall economic activity that could exist in such an environment.

Foreign Currency Exchange Rate Risk

More than 95.0% of our international sales are denominated in U.S. dollars. Consequently, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. In addition, we purchase a majority of our IC devices from local distributors of Japanese, Korean and Taiwanese suppliers. Fluctuations in the currencies of Japan, Korea or Taiwan could have an adverse impact on the cost of our raw materials. To date, we have not entered any derivative instruments to manage risks related to interest rate or foreign currency exchange rates.

BUSINESS

Overview

SimpleTech designs, manufactures and markets custom and open-standard memory solutions based on Flash memory and dynamic random access memory, or DRAM, technologies. We offer a comprehensive line of over 2,500 products and specialize in developing high-density memory modules, memory cards and storage drives. One way that we distinguish ourselves in the marketplace is by offering both Flash and DRAM-based solutions used by consumers and original equipment manufacturers, or OEMs. We believe this allows us to service a diverse customer base with multiple memory formats thereby enabling our customers to purchase all of their memory requirements from one supplier. For the first half of 2003, our top five customers by revenues were CDW Computer Centers, Cisco Systems, Ingram Micro, Insight Direct and Sam’s Club.

The growth in demand for consumer electronic devices such as digital cameras, MP3 digital audio players, personal digital assistants, or PDAs, digital camcorders and smart phones, as well as the increased memory requirements of these devices, has helped fuel the increased use of non-volatile data storage Flash memory, or NAND Flash. NAND Flash is the preferred technology for these applications because it is lightweight, durable, rugged, compact and retains data without power. Our Flash cards store digital content such as pictures, digital music, video clips and files in a small form factor with large storage capacity and low power consumption. We offer our Flash cards in all major media formats, including CompactFlash, Secure Digital, Memory Stick, SmartMedia and MultiMedia cards. In addition to the demand in consumer markets, our Flash business is also expanding as a result of the growing number of OEM applications in which Flash drives are replacing rotating disk drives due to improved performance, reliability and size. These OEM applications include military subsystems, in-flight information systems, casino gaming systems, embedded controls for industrial automation and medical equipment. According to Gartner Dataquest, in a report dated September 2003, NAND Flash industry revenues are expected to grow from $2.4 billion in 2002 to $7.3 billion in 2007. Our Flash revenues increased from $24.9 million for the year ended December 31, 1999 to $54.7 million for the year ended December 31, 2002, and were $35.4 million for the six-month period ended June 30, 2003.

Our DRAM products target primarily high-performance computing applications, including switches, routers, high-end servers, workstations, desktops and notebooks. As the applications that we serve expand and as the complexity of these applications increases, the need for the customization of our products in these applications also increases. We have developed proprietary technologies to address the increased need for customized solutions. For example, our patented IC Tower® stacking technology allows multiple memory chips to be stacked together to increase the capacity of a memory module without expanding its footprint. This technique increases memory board density significantly over conventional techniques and is particularly well-suited for applications where high memory capacity, cost and space are critical. We have recently experienced growing demand for our IC Tower stacking products driven by our increased penetration of the server market. We believe that this technology allows our customers to design memory-intensive systems on a differentiated and more price competitive basis. We also believe the growth of the DRAM market will be driven primarily by the next PC upgrade cycle, the demand for increased memory content per PC and a resumption of IT spending. According to Gartner Dataquest, in a report dated September 2003, the DRAM industry is expected to grow from $15.5 billion in 2002 to $25.3 billion in 2007.

We offer memory solutions through our Consumer and OEM Divisions. Our Consumer Division sells open-standard memory storage products such as Flash cards, DRAM modules, USB mini drives and hard disk drives which are used primarily as upgrades in consumer electronic devices and computing systems. We believe our comprehensive line of products allows our customers to efficiently manage their inventory purchases and therefore reduce their costs by consolidating their purchases of memory and storage products into a single vendor. Our OEM Division sells primarily customized memory solutions for newly-manufactured systems, with most sales based on a cooperative design effort between our design engineers and our OEM customers. We believe the ability of these equipment manufacturers to shorten product development cycles and accelerate time-

to-market is critical to their success. In response to this trend, we believe equipment manufacturers are increasingly outsourcing the design, development and manufacturing of memory products to third-party memory providers, such as SimpleTech. We believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enable us to respond quickly to our customers’ rapidly changing product and service requirements as well as meet their time-to-market schedules.

Industry Background

The memory market can be divided into several types of IC devices that are designed to perform specific functions within computer and other electronic devices or systems. Two of the major types of memory products are Flash and DRAM. Flash is considered a non-volatile memory since it is able to retain data without a power source. Since DRAM requires a constant power supply to retain data, it is considered volatile memory. DRAM has historically dominated the memory industry in terms of market size and scale of production and continues to be one of the highest volume semiconductors manufactured today. In recent years, the memory market has expanded to include Flash due to the proliferation of consumer electronic devices designed to allow increasing user mobility. The growth in shipments of these consumer electronic devices and their unique and expanding storage requirements have led to the increased demand for Flash memory products.

The Flash memory industry is divided into two primary segments: data storage, or NAND, and code storage, or NOR. Data storage Flash products are commonly used for storing large volumes of data in small form factor and in environments characterized by high levels of shock, vibration or temperature fluctuation. In contrast, code storage Flash products are typically used in less memory-intensive applications. Substantially all of our Flash product revenues are derived from the sale of data storage Flash products. Data storage Flash products are primarily used to store digital content such as pictures, digital music, video clips and files in consumer electronic devices such as digital cameras, MP3 digital audio players, PDAs, digital camcorders and smart phones. The demand for these consumer electronic devices is growing rapidly. In addition, these consumer electronic devices are becoming smaller in size while requiring increasing amounts of memory which is driving the demand for high-density, small form factor Flash memory solutions. Flash memory is noiseless, considerably lighter, more rugged and consumes substantially less power than a rotating disk drive. These characteristics also make Flash drives a better storage alternative than rotating disk drives in extreme environments such as those often found in the military, aerospace and communication applications.

The DRAM industry growth is driven by unit growth in the markets for PCs, high-performance workstations, servers, switches, routers and the Internet infrastructure. In addition, DRAM growth is fueled by an increasing amount of memory content used in these systems. We also anticipate that the expected PC replacement cycle and resumption of IT spending will continue to drive the demand for DRAM memory.

The Flash and DRAM memory supply chain consists of numerous participants including semiconductor manufacturers, third-party module and card manufacturers and a variety of distributors and mass market retailers who sell to end-users. Major memory semiconductor manufacturers have focused primarily on large volume opportunities, producing open-standard modules and cards as base-level memory for the leading OEMs of desktops and notebooks, digital cameras, cell phones and other mass markets. In contrast to serving the base-level memory needs of these OEMs, third-party module and card manufacturers, such as SimpleTech, provide open-standard upgrades used by consumers. In addition, we believe the increasing complexity of computing systems as well as the demands placed on them has caused OEMs to rely increasingly on third-party design and manufacturing of custom memory products in which open-standard modules and cards are not adequate.

The SimpleTech Solution

SimpleTech designs, manufactures and markets a comprehensive line of memory and storage products used in consumer electronics, high-performance computing, defense and aerospace systems, networking and communications and other OEM applications. We believe our comprehensive line of products allows our customers to efficiently manage their supply chains by consolidating their memory and storage product purchases.

Product Features

•	High degree of customization. Products sold to our OEM Division customers are typically customized by our design and engineering teams to meet our customers’ specific design requirements.

•	High density. Our patented IC Tower stacking technology allows us to design and manufacture Flash cards and DRAM memory modules in which multiple memory chips are stacked together to increase the capacities of memory modules without increasing the product footprint. In some cases, our IC Tower stacking memory technology allows us to create a high capacity solution that is otherwise not currently available in the market using standard modules, in other cases it allows us to provide the same capacity as a standard module at a lower price point.

•	Compact size. We are able to manufacture high-density Flash and DRAM memory products with some of the smallest footprints on the market. As component chips increase in capacity, we are able to increase density in the same footprint.

•	High performance and reliability. Our memory products are built utilizing sophisticated error detection and correction processes to provide high data reliability and integrity. In addition, our memory products are designed to withstand high levels of shock and vibration as well as extreme temperature fluctuations typically associated with mobile computing and OEM applications.

•	Low power consumption. During read and write operations, Flash memory products typically use less power than rotating disk drives. At all other times during system operation, Flash memory products require no power. This low power consumption translates into longer battery life for many mobile computing and consumer electronic devices.

Consumer Division

Our Consumer Division sells open-standard memory storage products such as Flash cards, DRAM modules, USB mini drives and hard disk drives used as upgrades in or enhancements to consumer electronics and computing systems. Our Consumer Division customers sells our products through the following channels: VARs, mail order, distributors, and mass market retailers. We believe we are able to strengthen our relationships with these Consumer Division customers and develop the SimpleTech brand name through various marketing programs, such as volume purchase rebates, joint marketing, account manager incentives and lead generation. We also provide ongoing customer support, including on-line pricing and navigation tools, toll-free technical support and account manager training programs.

OEM Division

Our OEM Division sells primarily customized memory solutions for newly-manufactured systems, with most sales based on a cooperative design effort between our design engineers and our OEM customers. We offer our OEM Division customers a comprehensive technology solution from concept to design to the creation of prototypes through volume production and testing. We believe our quick-turn design capabilities and automated manufacturing and test processes allow our OEM Division customers to quickly and cost-effectively bring products to market. In addition, our capabilities allow our OEM Division customers to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. We believe our technical capabilities and manufacturing strengths allow our OEM Division customers to cost-effectively design and implement advanced memory chip technology in high-volume product applications.

Xiran Division

In January 2002, we acquired the assets of Irvine Networks, LLC, including its intellectual property portfolio, and formed our Xiran Division. Xiran develops advanced board-level solutions that optimize server performance for content delivery applications, including streaming media and video-on-demand, and networked storage applications, including IP storage. The Xiran Division completed testing of its prototype units, successfully demonstrated product performance at several industry tradeshows and shipped evaluation units to potential customers during the third quarter of 2003. In September 2003, our Xiran Division received its first purchase orders from four companies which we expect will generate nominal revenues in the fourth quarter 2003. There can be no assurance that the efforts focused thus far will result in future profitability of the Xiran Division. In addition, the success of the Xiran Division will depend in significant part upon the ability to develop, introduce and sell its products on a timely and cost-effective basis, and to respond to changing customer requirements.

Products

We offer a comprehensive line of more than 2,500 memory and storage products using our proprietary design and manufacturing technologies. Substantially all of our Flash and DRAM memory products comply with industry standards and are based on a variety of industry architectures. Sales of memory products accounted for substantially all of our total revenues in the first half of 2003 and full years 2002 and 2001. The balance is composed of other product revenue such as hard disk drives.

Flash Products

Substantially all of our Flash product revenues are derived from the sale of data storage Flash products. Our Flash products are commonly used for storing large volumes of data in small form factors in environments characterized by high levels of shock, vibration or temperature fluctuation. Our Flash products are used primarily in consumer electronic devices, such as digital cameras, MP3 digital audio players and PDAs and are compatible with a majority of today’s industry standards.

Data Storage Flash products.    We offer a broad line of Flash products in various formats, capacities, sizes and operating voltages and temperatures and include:

CompactFlash.    CompactFlash products provide full PC Card ATA functionality but are only one-fourth the size of a standard PC Card. CompactFlash’s small size, durability, low power consumption and ability to operate at either 3.3 volts or 5.0 volts make it well-suited for a range of current and next-generation, small size consumer applications such as audio recorders, digital cameras, MP3 digital audio players and PDAs. CompactFlash products provide interoperability with systems based on the PC Card ATA standard by using a low-cost passive adapter.

Secure Digital and MultiMedia Flash Cards.    Secure Digital and MultiMedia Flash Cards are used in storage, data backup and data logging applications and are about the size of a postage stamp. Their slim, compact design makes them an ideal removable storage solution for designs ranging from pocket-sized cellular phones, audio players and digital cameras, to PDAs and set-top boxes as well as other compact or multi-function digital products.

SmartMedia Cards.    We offer SmartMedia Cards, a format of removable solid-state memory used to store music, images and data.

Memory Stick Cards.    Our Memory Stick cards are designed for compatibility with a wide range of digital cameras, music players, handhelds, desktops and notebooks and other hardware devices that support Memory Stick.

USB Flash Drives and Bonzai USB Mini Drives.    Our USB Flash and Bonzai USB Mini Drives are portable, pocket-sized storage devices used to store, transfer and carry personal files and allow access to files via any desktop PC, notebook computer or other device with a USB port. Bonzai USB Mini Drives store data on our Secure Digital or MultiMedia Flash Cards, which can be removed from the drive enabling the use of multiple Flash cards on the same Bonzai, upgrade of the Bonzai to higher storage capacities and the use of a single Flash card among multiple devices.

ATA Flash PC Cards.    Our ATA Flash PC Cards are used in storage, data backup and data logging applications. Our products are available in PC Card Type II and III form factors.

Solid-State Flash Drives.    Our solid-state Flash drives are available in 2.5 inch and 3.5 inch hard disk form factors and are targeted at applications that require embedded data storage devices. Our solid-state Flash drives offer rugged, portable, low-power data storage and are compatible replacements for rotating hard drives, making them ideal for industrialized notebook PCs, communication devices, and networking and communications applications requiring embedded storage.

Flash Disk Modules.    Our Flash Disk Module products offer a transparent design, replacing or augmenting conventional integrated device electronics, or IDE, hard disk drives by leveraging from a miniature module footprint that allows these products to be used as components in embedded systems. Specifically, the product line is available in a 44-pin configuration, which addresses similar functionality to a 2.5 inch hard disk drive, and a 40-pin configuration which addresses similar functionality to 3.5 inch hard disk drive.

The following table describes certain of our Flash modules as of September 26, 2003:

Data Storage Flash Product Family	Density	Form Factor
CompactFlash	32 – 512MB 1GB	Type I (36.4mm x 42.8mm x 3.3mm) Type II (43mm x 36 mm x 5mm)
Secure Digital Flash Cards	32 – 512MB	9-pin
MultiMedia Flash Cards	16 – 128MB	7-pin
SmartMedia Cards	16 – 128MB	22-pin
Memory Stick	64 – 128MB	10-pin
USB Flash drives	128 – 512MB	USB mini drive
Bonzai USB Mini drives	64 – 512MB	Removable USB mini drive
ATA Flash PC Cards	32MB – 3.6GB	Type II (54.0mm x 85.6mm x 5.0mm)
	4.0GB	Type III (54.0mm x 85.6mm x 10.0mm)
Solid-state Flash drives	32MB – 16GB	2.5 inch and 3.5 inch
Flash Disk Modules – 40-pin	32 – 512MB	40-pin vertical & horizontal
Flash Disk Modules – 44-pin	32MB – 1GB	44-pin horizontal

Stacking DRAM and Flash Products

DRAM modules and Flash card products.    We offer custom and application-specific stacked DRAM modules including a wide range of dual in-line memory modules, or DIMMs, and small outline dual in-line memory modules, or SO DIMMs. Our stacking DRAM products are used primarily in high-performance servers, work stations, switches and routers and our stacking Flash products are used primarily in high-end consumer digital applications, such as professional digital cameras and camcorders. Our stacked DRAM modules are available in various configurations of up to 200-pins and densities of up to 1 gigabyte. We also offer many of these modules in both 3.3 volt and 5.0 volt configurations utilizing different DRAM architectures such as double data rate, or DDR, synchronous DRAM, or SDRAM, extended data out, or EDO, and fast page mode, or FPM. Our IC Tower stacking technology has enabled us to offer a 1 gigabyte, Type II CompactFlash card, which is one of the highest capacity CompactFlash cards currently available.

The following tables describe certain of our stacking DRAM and Flash card products as of September 26, 2003:

Stacked DRAM Product Family	Density	Architecture	Speed (MHz)
200-pin Registered DIMM	512MB – 1GB	SDRAM	66 – 133
168-pin and 184-pin Registered DIMM	1GB – 4GB	DDR, SDRAM	66 – 133
168-pin DIMM	512MB – 2GB	EDO, FPM, SDRAM	10 – 133
144-pin and 200-pin SO DIMM	128MB – 1GB	DDR, SDRAM	66 – 133

Stacked Flash Card Product Family	Density	Form Factor
CompactFlash	1GB	Type II (36.4mm × 42.8mm × 5.0mm)

IC Tower stacked components.    Our patented IC Tower stacking technology is a high-density memory design architecture that uses standard DRAM IC devices to create high-capacity components. We offer a wide selection of stacked components to be used on memory modules and on our customers’ specific applications. This technology is used in complex, high-capacity module designs and systems and offers chip densities that are less expensive than non-stacked components on a per megabit basis.

The following table describes certain of our IC Tower stacking components as of September 26, 2003:

IC Tower Stacked Component Product Family	Density	Architecture	Speed (MHz)
DDR	128MB – 1GB	2 High (64-256MB)	200 – 266
SDRAM	128MB – 1GB	2 High (64-256MB)	66 – 133
EDO/FPM	128MB	2 High (64MB)	10 – 33

DRAM Products

We offer DRAM products including a wide range of single in-line memory modules, or SIMMs, DIMMs, and SO DIMMs. Our DRAM products are used primarily in higher performance computing, communications, industrial and military applications. Our standard DRAM products are available in various configurations of up to 184 pins and densities of up to 4 gigabytes. We also offer many of these products in 3.3 volt or 5.0 volt configurations utilizing different DRAM architectures such as DDR, SDRAM, RDRAM, EDO and FPM.

The following table describes certain of our non-stacking DRAM products as of September 26, 2003:

DRAM Product Family	Density	Architecture	Speed (MHz)
184-pin DIMM	64MB – 4GB	DDR	100 – 200
200-pin SO DIMM	64MB – 1GB	DDR	100 – 200
Rambus DIMM	64 – 512MB	RDRAM	600 – 1066
168-pin and 184-pin Registered DIMM	64MB – 2GB	DDR, SDRAM	66 – 200
168-pin DIMM	16 – 256MB	EDO, FPM	100 – 133
144-pin SO DIMM	16MB – 1GB	SDRAM, EDO, FPM	100 – 133
100-pin DIMM	16 – 64MB	SDRAM, EDO, FPM	100 – 133
72-pin SO DIMM	16 – 64MB	EDO, FPM	50 ns
72-pin SIMM	16 – 128MB	EDO, FPM	60 ns

Other Products

External Hard Disk Drives.    We offer the SimpleDrive line of small form factor storage devices for data storage and back-up. Our SimpleDrive Desktop Storage line provides high density, high speed, cost-effective storage in 120 GB capacities. Our SimpleDrive Portable and SimpleDrive Deluxe product lines offer similar features in capacities from 20-80 GB.

Hard drive upgrade kits and external hard drives.    We offer hard drive upgrade kits for most major brands of notebook PCs. Our products range from 20 to 60 gigabytes. The primary use of these products is to enhance the storage capacity of notebook PCs. We also offer USB data transfer/backup kits for desktop and notebook PCs.

Add-in PCI cards.    From our Xiran Division, we offer a series of accelerator cards designed for content delivery and networked storage applications. These cards offer multi-functional utility as they incorporate Gigabit Ethernet Network Interface cards (GbE NIC), a Storage Interface Host Bus Adaptor, a TCP/IP and iSCSI accelerator with on board memory for buffering, all in one add-in PCI card. These cards are designed to offload all network protocol processing and network applications from the main processor to improve overall system efficiency.

Research and Development

Our research and development efforts are focused on developing reliable, high-performance and cost-effective memory products to address the needs of traditional and emerging memory applications. We believe the timely development of new products is essential to maintaining our competitive position. Our engineering staff, which consists of 61 persons as of August 31, 2003, works closely with our OEM Division customers and provides services throughout the production cycle, including component selection, schematic design, layout, manufacturing and test engineering expertise. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. An important aspect of our research and development effort is to understand the challenges presented by our OEM Division customers’ custom design requirements and satisfy them by utilizing our proprietary technologies and our technical expertise. In the course of meeting our customers’ challenges, we are often required to develop new technologies and processes, which are later added to our design library. Our design library consists of over 1,000 designs that are available for a wide variety of custom and open-standard product configurations.

We focus primarily on new high-speed memory modules, improvements in manufacturing processes and technologies, and improvements in test routines and related software. We plan to continue to direct our research and development efforts toward the design of new memory products which address the requirements of our Consumer and OEM Division customers. Our IC Tower stacking technology is a critical component of our research and development effort as it allows us to design solutions that are continually migrating to higher densities for our customers. Our IC Tower stacking technology enables us to produce high-density Flash and DRAM products by manufacturing products in a three-dimensional form. These products offer higher-density capacities in the same footprint as the traditional two-dimensional designs. We stack unmodified memory devices to produce higher-density and smaller form factor Flash cards and DRAM modules. We believe this capacity enables us to shorten our customers’ design cycles for high-density products to lead times normally associated with non-stacked memory solutions. In response to the growth in Flash-based applications, we are focusing on new Flash solutions that provide improved storage capacities, higher-speed read and write capabilities, smaller sizes and new interfaces.

In January 2002, we acquired the assets of Irvine Networks, LLC, including its intellectual property portfolio, and formed our Xiran Division. By retaining Irvine Networks’ engineering staff, we have added significant expertise in content delivery and storage system design. During the second quarter of 2003, the Xiran Division was granted a patent for an advanced solution designed to accelerate high-bandwidth content delivery by servers. The Xiran Division completed testing of its prototype units, successfully demonstrated product performance at several industry tradeshows and shipped evaluation units to potential customers during the third quarter of 2003. In September 2003, our Xiran Division received its first purchase orders from four companies which will generate nominal revenues in the fourth quarter of 2003.

Design, Manufacturing and Test

Design and production.    The typical production cycle consists of a design stage followed by a prototype stage and ends with full production of the final product. We believe the length of the design stage has been reduced due to rapid improvements in technology. In recent years customers have demanded shorter design and production cycles. In response, we have developed quick-turn design and manufacturing services. By working with our OEM Division customers early in the design and prototype stages, we believe we are able to resolve critical design issues effectively and efficiently, thus shortening the time from prototype design to volume manufacturing. In addition, we believe working closely with our OEM Division customers throughout the design and production stages allows us to gain important insights into their future product requirements. We believe our quick-turn design and manufacturing services also allow us to introduce upgraded products to the consumer market on a timely basis to coincide with new product releases by these customers.

Manufacturing.    Our manufacturing processes are highly-automated and involve the use of specialized equipment for the production of memory products. Our manufacturing systems have been optimized to support the placement of a large number of IC devices on each memory board. We believe we are able to achieve a high manufacturing yield and minimize direct labor costs as a result of our design efficiencies, high level of automation and general manufacturing expertise. Because our manufacturing systems can be easily configured for different memory products, we have the ability to offer our customers short manufacturing and test cycles on small and large projects. We also have developed an automated method of manufacturing our IC Tower stacking products which we believe results in further manufacturing efficiencies. This adaptability is also reflected in our ability to manufacture our Xiran products out of our existing facilities. Our manufacturing process is ISO 9001 certified.

Test engineering.    An important aspect of our manufacturing operations is our focus on test engineering. We test all of our memory products upon completion of manufacturing, which we believe results in low returns due to product defects. We believe our test engineering expertise will continue to grow in importance as the speed and complexity of memory products increase. Our test engineering group develops proprietary processes which, together with our continued investment in advanced testing equipment, have enabled us to consistently produce high-quality products.

Customers

We sell our products through our Consumer and OEM Divisions. We have no long-term sales contracts with our customers. Our Consumer Division sells our products through a variety of distribution channels, including VARS, mail order, distributors, and mass market retailers. Our OEM Division markets our products to OEMs, leveraging our custom design capabilities to offer custom memory solutions to address their specific needs. For the first half of 2003, our top five customers by revenue are CDW Computer Centers, Cisco Systems, Ingram Micro, Insight Direct and Sam’s Club.

Consumer Division

In 2002, our Consumer Division sold to over 1,000 customers through VARs, mail order, distributors, and mass market retailers. In addition, through our consumer distribution arrangements, we supply certain of our products to e-commerce companies for their sale of these products on the Internet.

OEM Division

In 2002, our OEM Division sold to over 150 customers, including sales through OEM distributors and contract manufacturers that incorporate our products into systems they assemble for our OEM Division customers. We define our OEM Division customers as OEMs that have purchased our products directly or ordered our products from OEM distributors and contract manufacturers. Our OEM Division customers make the purchasing decisions on substantially all of the products we sell through OEM distributors and contract manufacturers.

We expect that sales of our products to a limited number of customers will continue to represent a majority of our revenues for the foreseeable future and believe that our financial results will depend in significant part upon the success of our customers’ businesses. We have experienced changes in the composition of our major customer base from quarter to quarter as the market demand for our customers’ products has changed and we expect this variability to continue in the future. For risks associated with our customer relationships, see “Risk Factors—Sales to a limited number of customers represent a significant portion of our reserves and the loss of any key customer would materially reduce our revenues.”

International sales of our products accounted for $26.2 million, or 14.8%, $26.3 million, or 16.0%, and $41.3 million, or 13.4% of our total revenues, in 2002, 2001 and 2000, respectively. During these periods, no single foreign country accounted for more than 10.0% of our total revenues. Substantially all of our international sales are export sales, which are shipped domestically to our foreign customers. For additional information regarding our international sales, see Note 12 to our Consolidated Financial Statements and “Risk Factors—We face risks associated with doing business in foreign countries, including foreign currency fluctuations and trade barriers, that could lead to a decrease in demand for our products or an increase in the cost of the components used in our products.”

Sales and Marketing

Consumer Division

We ship SimpleTech brand-name products directly to VARs, mail order, distributors and mass market retailers. In addition to in-house sales representatives, our sales efforts in the consumer channel are supported by manufacturers’ representatives. For the mail order and mass market retailer channels, we advertise in magazines and newspapers as a way of bringing end-users to our customers’ locations. Some of our Consumer Division customers also feature our products in their advertisements in exchange for a fee. We offer certain VARs volume rebates and work with their customers to qualify our products for their information system departments. Volume rebates are used to incentivize certain resellers, rewarding them with a rebate for our products sold. For consumer distributors, we purchase corporate image advertising, offer volume rebates and joint marketing programs, and generate leads at electronics tradeshows and refer those potential customers to our distributors. Through joint marketing programs, we work together with resellers to incorporate the SimpleTech brand in the resellers’ existing marketing plans, such as catalogs and web banner ads. In addition, we have developed direct advertising programs with certain of our consumer distributors’ e-commerce customers in which we market our products on their websites. We also offer account manager incentives, which include sales contests and reward programs designed to sustain reseller loyalty while also creating excitement for increased sales activity.

OEM Division

Our OEM Division uses an internal direct sales force complemented by an external sales force of manufacturers’ representatives and OEM distributors for sales to OEM Division customers in the United States and internationally. We pursue our customer base on both a geographic and account-specific basis. We believe these combined sales forces have the local presence, market knowledge and strategic insight to allow us to more effectively market our products to a larger number of OEM customers. In addition, as part of our sales and marketing efforts, our experienced applications engineers work closely with our OEM Division customers in designing our products into their systems.

Customer Service and Support

We provide our customers with comprehensive product service and support. We work closely with our OEM Division customers to monitor the performance of their product designs and to provide application design and support. This also provides us with insight into defining their subsequent generations of products. Our standard OEM Division customer support package is generally offered with all product sales and includes full technical documentation and application design assistance. During our OEM Division customers’ production phase, we provide extensive support which includes training, system-level design, implementation and integration support. We believe that tailoring our technical support to our OEM Division customers’ needs is essential to the success of our product introductions and customer satisfaction. Our Consumer Division customers receive technical support on an unlimited, toll-free basis and are assigned a dedicated technician familiar with their account. We also train the account managers of certain Consumer Division customers to keep them informed about changes in our product lines. In addition, we offer Consumer Division customers on-line pricing and navigation tools, and a personalized web page available through our extranet which features personalized information such as promotions, new products and contact information.

Competition

We conduct business in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average sales prices and rapid product obsolescence. Our primary competitors in the third-party memory module industry include: Crucial Memory, a division of Micron Technology, DPAC Technologies, Kingston Technology, Lexar Media, M-Systems, PNY Technologies, SanDisk, and SMART Modular, a division of Solectron. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers.

We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets. These companies may have similar or alternative products that are less costly or provide additional features. In addition, some of our significant suppliers, including Micron Technology and Samsung Semiconductor, are also our competitors. These suppliers have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. Further, these suppliers may reduce the supply of memory chips. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition also may arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We compete in our target markets based primarily on quality, design and manufacturing technology, price and responsiveness to our customers’ needs. We expect our competitors will continue to improve the performance of their current products, reduce their current product sales prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products.

To remain competitive, we must, among other things:

•	Provide best-of-class design, manufacturing and test engineering services;

•	Maintain quality levels;

•	Provide technologically advanced products;

•	Successfully protect our intellectual property rights;

•	Accurately anticipate and prepare for new technological trends and standards in the industry;

•	Compete favorably on the basis of price and sales and marketing incentives;

•	Offer flexible delivery schedules; and

•	Deliver finished products on a timely basis in sufficient volume to satisfy our customers’ requirements.

The memory, high-performance computing, networking and communications, consumer electronics and OEM markets are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to compete in these markets will depend in significant part upon our ability to successfully develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to respond to changing customer requirements.

Suppliers

IC devices represent more than 90% of the component costs of our manufactured Flash cards and DRAM modules. We purchase these IC devices from a small number of suppliers. In 2002, our significant suppliers of IC devices included:

Flash IC Device Suppliers	DRAM IC Device Suppliers
• Renesas	• Micron Technology
• Matsushita	• Samsung
• Samsung

We are dependent on a small number of suppliers to supply Flash IC and DRAM IC devices. We have no long-term DRAM IC device supply contract and only have a limited supply contract with Renesas, formerly Hitachi Semiconductor, for Flash IC devices. The contract with Renesas provides no assurance that Renesas can or will agree to supply the quantities of Flash IC devices we may need to meet our production goals. Accordingly, we periodically review opportunities to develop alternative sources for our Flash IC and DRAM IC device needs. However, our options are very limited because of the small number of memory manufacturers. Our dependence on a small number of suppliers and the lack of any guaranteed sources of supply expose us to several risks, including the inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Renesas, Matsushita and Samsung supply substantially all of the IC devices used in our Flash memory products. In addition, Micron Technology and Samsung currently supply a majority of the DRAM IC devices used in our DRAM memory products. We have executed IC device consignment inventory agreements with some of our major DRAM and Flash memory suppliers. As a result of the agreements, our inventory risk with respect to these customers has decreased significantly as we are not financially obligated for the inventory until it enters the production process. For risks associated with our supplier relationships, see “Risk Factors—Our dependence on a small number of suppliers for integrated circuit, or IC, devices and inability to obtain a sufficient supply of these components on a timely basis could harm our ability to fulfill orders.”

Seasonality

In the past, we have been impacted by seasonal purchasing patterns resulting in lower sales generally in the first and second quarters and higher sales in the fourth quarter of each year. Other factors, including component price fluctuations, may distort the effect of seasonality. Our ability to adjust our short-term operating expenses in response to fluctuations in revenues is limited. As a result, should revenues decrease to a level lower than expected in any given period, our results of operations could be harmed.

Backlog

Sales of our memory products are made under short-term cancelable purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and to which we have assigned shipment dates within the upcoming six months. Since orders constituting our backlog are subject to change due to, among other things, customer cancellations and reschedulings, and our ability to procure necessary components, backlog is not necessarily an indication of future revenues. In addition, there can be no assurance that current backlog will necessarily lead to revenues in any future period. Our combined backlog was $5.5 million as of June 30, 2003, $5.8 million as of December 31, 2002 and $4.5 million as of December 31, 2001. Our Consumer Division backlog was $2.8 million as of June 30, 2003, $1.5 million as of December 31, 2002 and $721,000 as of December 31, 2001. Consumer Division backlog is typically nominal since substantially all consumer orders are filled on a same-day or next-day basis. Our OEM Division backlog was $2.7 million as of June 30, 2003, $4.3 million as of December 31, 2002 and $3.8 million as of December 31, 2001. Our ability to predict future sales is limited because a majority of our quarterly product revenues come from orders that are received and fulfilled in the same quarter.

Intellectual Property Rights

We regard our patents, trademarks, trade secrets and other intellectual property as critical to our success. We rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights.

As of June 30, 2003, we owned 11 U.S. patents, including U.S. Patent No. Re. 36,916 related to our IC Tower stacking products, and 13 additional patent applications were pending. We have two agreements to license our technology to two different third parties. In addition, we have entered into two licensing agreements to license the technology of others. In late 2001, we entered into a license agreement with Acticon Technologies to make, use and sell certain PCMCIA-based telephone modems and PCMCIA-based Ethernet networking connectors and cards with respect to certain Acticon patents. In a second licensing matter, Micron Technology agreed on August 22, 2000, to dismiss the lawsuit it filed against us on April 6, 2000. In return for Micron Technology’s dismissal, we agreed to a settlement agreement, which included a licensing agreement between Micron Technology and us. License fees related to the Acticon and Micron Technology license agreements were immaterial for all periods presented in the financial statements included in this prospectus.

Although we consider the patents currently held by us to be critical to our success, there can be no assurance that any patents currently held by us or any patents which may be granted to us in the future will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to us. There can be no assurance that third parties will not develop similar products, duplicate our products or design around the patents currently owned by us or which may be granted to us in the future. Because we view intellectual property rights as critical to our success, we intend to pursue future patents and other intellectual property rights in the U.S. There can be no assurance that we will be successful in these endeavors. In addition there can be no assurance that our trade secrets and know-how may not become known to third parties, or become part of the public domain, which in either case would harm our financial performance and business operations.

We have on at least one occasion applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in some foreign countries. Because we sell some of our products overseas, we have exposure to foreign intellectual property risks.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, third parties may bring suits against us. For details regarding our pending intellectual property lawsuits, see “—Legal Proceedings” and “Risk Factors—We are involved from time to time in claims and litigation over intellectual property rights, which may adversely affect our ability to manufacture and sell our products.”

In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to use infringed technology. Any litigation, whether as plaintiff or as defendant, would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In addition, the results of any litigation are inherently uncertain.

In the event we desire to incorporate third-party technology into our products or our products are found to infringe on others’ patents or intellectual property rights, we may be required to license such patents or intellectual property rights. If we obtain licenses from third parties, we may be required to pay license fees or make royalty payments, which could reduce our gross margins. If we are unable to obtain a license from a third party for technology, we could incur substantial liabilities or be required to expend substantial resources redesigning our products to eliminate the infringement. There can be no assurance that we would be successful in redesigning our products or that we could obtain licenses on commercially reasonable terms, if at all. In addition, any development or license negotiations could require substantial expenditures of time and other resources by us.

As is common in the industry, we currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless certain of our suppliers and customers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. We may from time to time be engaged in litigation as a result of such indemnification obligations. In addition, our insurance does not cover intellectual property infringement.

In our efforts to maintain the confidentiality and ownership of trade secrets and other confidential information, all of our employees are required to sign employee non-disclosure and invention assignment agreements. This agreement requires our employees to disclose, document and assign their interest in all inventions, patents and copyrights developed while employed with us. Our employees further agree to preserve all of our confidential information including trade secrets, customer information, know-how and other business information. There can be no assurance that these agreements will provide meaningful protection of our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information. See “Risk Factors—Our intellectual property may not be adequately protected, which could harm our competitive position.”

Legal Proceedings

DPAC Technologies, Inc.—Patent Infringement

On September 23, 1998, we filed a lawsuit against DPAC Technologies, Inc., formerly Dense-Pac Microsystems, Inc. in the United States District Court for the Central District of California for infringement of our IC Tower stacking patent, U.S. Patent No. 5,514,907. That patent was reissued on October 17, 2000 as U.S. Patent No. Re. 36,916. DPAC counterclaimed for infringement of its U.S. Patent No. 4,956,694. On March 29, 2001, the district court entered final judgment finding DPAC did not infringe our patent and that we did not infringe DPAC’s patent. The appeals court affirmed the final judgment as to SimpleTech’s patent on March 7, 2002. DPAC did not appeal the ruling on its patent in our favor, and that ruling is now final. On June 3, 2002, we filed a petition for certiorari with the U.S. Supreme Court. On October 7, 2002, the petition to the U.S. Supreme Court was granted and the matter was remanded to the Circuit Court of Appeals. DPAC filed a motion for summary affirmance with the Circuit Court of Appeals. The Court of Appeals denied the motion and remanded the matter back to district Court to reconsider the case in light of a recent decision by the U.S. Supreme Court. On September 15, 2003, the district court re-entered judgment that DPAC does not infringe our patent.

Lemelson Medical, Education & Research Foundation, LLP—Patent Infringement

We received notice on November 26, 2001, that the Lemelson Medical, Education & Research Foundation, LLP filed a complaint on November 13, 2001, against us and other defendants. The complaint was filed in the District Court of Arizona and alleges that our manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The complaint also states that these allegedly infringed patents relate to machine vision technology and bar coding technology. On March 7, 2002, we were served with the Lemelson Foundation complaint. Thereafter, the case was stayed pending the outcome of related cases against parties involving the same patents. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and we have not made any such estimate at this time.

Lexar Media, Inc.—Unfair Trade Practice and Patent Infringement

On October 1, 2002, we filed a lawsuit against Lexar Media, Inc. in the Superior Court of Orange County, California for trade libel, libel per se, intentional interference with prospective economic advantage and California unfair competition, seeking unspecified damages, including punitive and trebled damages. The lawsuit arose from correspondence sent by Lexar Media to one of the our customers that alleged that certain of our products infringe Lexar Media’s patents. On October 30, 2002, Lexar Media filed a notice of removal, which removed the matter from the Orange County Superior Court to the United States District Court for the Central District of California. On November 14, 2002, we amended our complaint to add violation of the Sherman Antitrust Act, violation of the California Unfair Trade Practices Act and common law unfair competition as causes of action. On November 6, 2002, Lexar Media filed a motion to dismiss our complaint. On January 8, 2003, the Court denied Lexar’s motion as to the initial four causes of actions and dismissed the violation of the Sherman Antitrust Act, violation of the California Unfair Trade Practices Act and common law unfair competition causes of actions against Lexar Media.

On July 21, 2003, Lexar filed a motion for summary judgment seeking dismissal of our amended complaint and a Rule 11 motion requesting sanctions against us for filing the amended complaint. On August 11, 2003, the Court ruled on Lexar’s motion for summary judgment on our underlying causes of action. According to the Court’s ruling, there was not clear and convincing evidence that Lexar’s actions were conducted in bad faith. As a result, the Court granted Lexar’s motion for summary judgment, but denied Lexar’s Rule 11 motion.

On March 20, 2003, Lexar Media filed a counter claim against us alleging that the Memory Stick products sold by us violate Lexar Media’s U.S. patent No. 5,479,638. Lexar Media is seeking monetary damages in an amount to be stated later, an injunction against further infringement of its patent, attorneys’ fees and trebled damages. We purchase our Memory Stick products from I-O Data. Under the terms of the distribution agreement with I-O Data, I-O Data has agreed to indemnify, defend and hold us harmless from claims, damages, losses and costs which may arise from the alleged infringement by its products of third-party patents, trademarks or other proprietary rights. After initially agreeing to indemnify us and assume our defense, I-O Data has failed to assume our defense. As a result, we filed an answer to Lexar Media’s counter claim and filed a Third Party Complaint against I-O Data asking for indemnification. This lawsuit is still in the discovery stage and the court has set a trial for April 2004. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and we have not made any such estimate at this time.

Staktek Corporation—Patent Infringement

On July 30, 2003, we filed a lawsuit against Staktek Corporation in the United States District Court for the Central District of California for infringement of our IC Tower stacking patent, U.S. Patent No. Re. 36,916. We are seeking monetary damages in an amount to be stated later, an injunction against further infringement of our patent, attorneys’ fees and trebled damages. Staktek has answered the complaint denying infringement and alleging that the patent is invalid. No court dates have been set.

On October 10, 2003, Staktek Group, L.P., a subsidiary of Staktek Corporation, filed a lawsuit against us in the United States District Court for the Western District of Texas alleging that out IC Tower stacking products infringe on Staktek’s U.S. patents Nos. 6,025,642 and 6,049,123. Staktek is seeking a permanent injunction against further infringement of the ’642 and ’123 patents, monetary damages in an amount to be stated later, interest on damages, costs and attorneys’ fees and trebled damages. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and we have not made any such estimate at this time. No court dates have been set.

We are not currently involved in any other material legal proceedings. We are not aware of any other material legal proceedings threatened or pending against us. From time to time, however, we may become subject to additional legal proceedings, claims, and litigation arising in the ordinary course of business, including, but not limited to, employee, customer and vendor disputes. In addition, in the past we have received, and we may continue to receive in the future, letters alleging infringement of patent or other intellectual property rights. Our management believes that these letters generally are without merit and intend to contest them vigorously.

Employees

As of August 31, 2003, we had 399 full-time employees, consisting of 190 in manufacturing (including test, quality assurance and material management), 100 in sales and marketing, 48 in finance and administration and 61 in design and product development. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. Management believes that relations with our employees are good.

Facilities

We occupy two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which our executive offices, manufacturing, engineering, research and development and testing operations are located. We lease the 24,500 square foot facility from MDC Land LLC, a limited liability company owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of SimpleTech for a base rent of $17,150 per month. This lease expires in July 2017. For the period beginning August 1, 2005 through July 31, 2007, this lease provides that the base rent shall be the greater of $17,150 per month or the market value rent as determined according to the provisions of the lease. Thereafter, for the remainder of the lease, base rent shall be subject to adjustment according to the Consumer Price Index. We also lease the 48,600 square foot facility from MDC Land LLC for a base rent of $33,072 per month. This lease also expires in July 2017. For the period beginning August 1, 2005 through July 31, 2007, this lease provides that the base rent shall be the greater of $33,072 per month or the market value rent as determined according to the provisions of the lease. Thereafter, for the remainder of the lease, base rent shall be subject to adjustment according to the Consumer Price Index. In addition, we lease a 12,000 square foot research and development facility in Irvine, California. This lease expires in July 2005 and the base rent is approximately $18,000 per month. We also lease various small facilities for our sales offices and storage. We believe that our existing leased space is adequate for our current operations and that suitable replacement and additional spaces will be available in the future on commercially reasonable terms. See “Certain Relationships and Related Transactions.”

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information regarding our executive officers and directors as of August 31, 2003:

Name	Age	Position
Manouch Moshayedi (2)	44	Chief Executive Officer and Chairman of the Board of Directors
Mike Moshayedi	49	President and Director
Mark Moshayedi	41	Chief Operating Officer, Chief Technical Officer, Secretary and Director
Dan Moses (2)	36	Chief Financial Officer and Director
F. Michael Ball (1)	48	Director
Mark R. Hollinger (1)	45	Director
James J. Peterson (1)	48	Director
Thomas A. Beaver	61	Senior Vice President and General Manager, Xiran Division

(1)	Member of the Audit and Compensation Committees
(2)	Member of the Special Stock Option Committee and Special Banking and Investment Committee

Manouch Moshayedi, a co-founder of SimpleTech, has served as our President or Chief Executive Officer and Chairman of the board of directors since our inception in March 1990. From our inception in March 1990 to September 1994, Mr. Moshayedi also served as our Chief Financial Officer. Mr. Moshayedi graduated with a B.S. in engineering from California State University, Fullerton and an M.B.A. from Long Island University in New York. Mr. Moshayedi is the brother of Mike Moshayedi and Mark Moshayedi, both of whom are our executive officers and directors.

Mike Moshayedi, a co-founder of SimpleTech, has served as a director since our inception in March 1990 and our President since January 1995. From our inception in March 1990 to December 1994, Mr. Moshayedi served as our Senior Vice President or President of Sales and Marketing and Secretary. Mr. Moshayedi graduated with a B.S. in engineering from California State University, Long Beach. Mr. Moshayedi is the brother of Manouch Moshayedi and Mark Moshayedi, both of whom are our executive officers and directors.

Mark Moshayedi has served as a director since March 1992 and our Chief Operating Officer, Chief Technical Officer and Secretary since January 1995. From June 1994 to December 1994, Mr. Moshayedi served as our President of Research and Development. From April 1992 to June 1994, Mr. Moshayedi served as our Senior Vice President. Mr. Moshayedi graduated with a B.S. in engineering from the University of California, Irvine and an M.B.A. from Pepperdine University. Mr. Moshayedi is the brother of Manouch Moshayedi and Mike Moshayedi, both of whom are our executive officers and directors.

Dan Moses has served as our Chief Financial Officer since August 1994 and a director since March 2000. From October 1992 to August 1994, Mr. Moses served as our Controller. Before joining SimpleTech, Mr. Moses was a Senior Auditor with PricewaterhouseCoopers LLP from June 1990 to October 1992. Mr. Moses graduated with a B.S. in business administration from the University of California, Riverside and a Master’s of Accounting from the University of Southern California. Mr. Moses is a Certified Public Accountant.

F. Michael Ball joined SimpleTech as a director and member of our Audit and Compensation Committees in October 2000. Since April 1996, Mr. Ball has been Corporate Vice President and President, North America Region of Allergan, Inc., a publicly-traded pharmaceutical company. From April 1995 to April 1996, Mr. Ball was Senior Vice President of Allergan, Inc. Mr. Ball graduated with a B.S. in science and an M.B.A. from Queen’s University, Canada, and completed an executive management program at Stanford University.

Mark R. Hollinger joined SimpleTech as our director and member of our Audit and Compensation Committees in October 2000. Since September 1999, Mr. Hollinger has been President and Chief Executive Officer of Merix Corporation, a manufacturer of printed circuit boards. Mr. Hollinger has been a director of Merix, a publicly-traded company, since May 1999. From May 1999 to September 1999, Mr. Hollinger was President and Chief Operating Officer of Merix. From August 1998 to May 1999, Mr. Hollinger was Senior Vice President of Operations and Chief Operating Officer of Merix. From September 1997 to August 1998, Mr. Hollinger was Senior Vice President of Merix. From September 1994 to September 1997, Mr. Hollinger was Vice President Operations of Continental Circuits Corp., a manufacturer of printed circuit boards. Mr. Hollinger graduated with a B.A. in marketing from Capital University and an M.B.A. from Ohio State University.

James J. Peterson joined SimpleTech as a director and member of our Audit and Compensation Committees in January 2003. Since February 2001, Mr. Peterson has also been President and Chief Executive Officer of Microsemi Corporation, a publicly-traded company that manufactures discrete semiconductors and power management integrated circuits. Mr. Peterson has been a director of Microsemi since November 2001. From August 1998 to February 2001, Mr. Peterson was the Vice President and General Manager of the Linfinity Division of Microsemi. From February 1997 to April 1999, Mr. Peterson was President and Chief Operating Officer of Linfinity Microelectronics, Inc., a manufacturer of analog and mixed signal integrated circuits. From August 1996 to February 1997, Mr. Peterson was Vice President of Sales of Linfinity Microelectronics. Mr. Peterson graduated with a B.A. in business administration and an M.B.A from Brigham Young University.

Thomas A. Beaver has served as our Senior Vice President and General Manager of our Xiran Division since November 2002. From September 2000 to November 2002, Mr. Beaver was a director and member of our Audit and Compensation Committees. From January 2001 to November 2002, Mr. Beaver was the Chief Executive Officer of 3DSP Corporation, a provider of digital signal processing intellectual property solutions. From October 1999 to January 2001, Mr. Beaver was the Chief Executive Officer of Wyle Electronics, Inc., a distributor of semiconductor products. From September 1998 to October 1999, Mr. Beaver was Executive Vice President of Worldwide Sales and Marketing of Astec Power, Inc., a supplier of power conversion products. Prior to joining Astec, Mr. Beaver spent more than 30 years with Motorola Corp., a provider of communications and semiconductor products, where he held a succession of increasingly responsible sales, marketing and senior management positions of which the most recent was Corporate Vice President and Director of Marketing and Sales of the Motorola’s Networking and Computing Systems Group. Mr. Beaver graduated with a B.S. in electrical engineering and a B.A. in business from Marquette University, and an M.B.A. from the University of Minnesota.

Relationships Among Executive Officers and Directors

Our executive officers are elected by the board of directors on an annual basis and serve until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Except as otherwise disclosed in their respective biography, there are no family relationships among any of the directors or executive officers of SimpleTech.

Board of Directors

Our board of directors currently consists of seven members, including three directors who are not employees and who are otherwise independent. Each director currently serves until the next annual meeting of shareholders or until his successor is duly elected and qualified. At each annual meeting of shareholders, the directors’ successors will be elected to serve until the next annual meeting of shareholders. In addition, our bylaws provide that the authorized number of directors will be between four and seven, with the exact number to be determined by a majority of our board of directors or shareholders.

Board Committees and Meetings

Our board of directors has three standing committees: the Audit Committee, Compensation Committee and Special Stock Option Committee.

Audit Committee

The Audit Committee is responsible for reviewing financial information which will be provided to shareholders and others, the systems of internal controls which management and our board of directors have established, the performance and selection of independent accountants, our audit and financial reporting processes, and our accounting practices. The Audit Committee operates under a written audit committee charter adopted by our board of directors. The board of directors has determined that all members of the Audit Committee are “independent” as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. The Audit Committee currently consists of Messrs. Ball, Hollinger and Peterson.

Compensation Committee

The Compensation Committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our 2000 Stock Incentive Plan, including the approval of grants under such plan to our employees, consultants and directors, and our Employee Stock Purchase Plan. The Compensation Committee currently consists of Messrs. Ball, Hollinger and Peterson.

Special Stock Option Committee

The Special Stock Option Committee has separate but concurrent jurisdiction with the Compensation Committee to make option grants under our 2000 Stock Incentive Plan to eligible individuals other than executive officers and the non-employee members of our board of directors. The Special Stock Option Committee currently consists of Manouch Moshayedi and Dan Moses.

Special Banking and Investment Committee

The Special Banking and Investment Committee monitors, reviews and approves the investment of our cash assets in various short-term marketable securities in accordance with the Investment Policy Guidelines approved by our board of directors. The Special Banking and Investment Committee currently consists of Manouch Moshayedi and Dan Moses.

Our board of directors may establish other committees to facilitate the management of our business.

Compensation of Directors

We do not provide cash compensation to the employee members of our board of directors for their service on the board or for attendance at meetings of committees of the board on which they serve. Each non-employee member of our board of directors receives $3,000 for attendance at each board meeting, but none of our non-employee board members receive any compensation for attendance at meetings of the various committees of our board of directors. In addition, our non-employee board members are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors.

Employee board members are eligible to receive options and be issued shares of common stock directly under our 2000 Stock Incentive Plan. A non-employee board member will, upon his initial election or appointment to the board of directors, receive an automatic option grant to purchase 30,000 shares of common stock under the automatic option grant program of our 2000 Stock Incentive Plan. The option grant will have an exercise price equal to the fair market value of the option shares on the grant date and will have a term of 10 years measured from the grant date, subject to earlier termination following the optionee’s cessation of service on the board of directors. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee’s cessation of board service. The shares subject to each automatic option grant will vest in a series of five successive equal annual installments upon the optionee’s completion of each year of board service over the five-year period measured from the date of grant. However, the shares will immediately vest in full upon certain changes in control or ownership of SimpleTech or upon the optionee’s death or disability while serving as a board member.

The current non-employee members of our board of directors, Messrs. Ball, Hollinger and Peterson, each received an automatic option grant when they first joined the board for 30,000 shares of common stock under the automatic option grant program of our 2000 Stock Incentive Plan. Messrs. Ball and Hollinger received their automatic option grant on October 4, 2000 and Mr. Peterson received his automatic option grant on January 17, 2003. The exercise price per share in effect under the options granted to Messrs. Ball and Hollinger is $8.125 and under the option granted to Mr. Peterson is $3.02, the fair market value per share of common stock on the grant date.

In addition, Messrs. Ball and Hollinger each received an additional option grant to purchase 10,000 shares of common stock on May 3, 2001. The exercise price per share in effect under each such option is $2.74, the fair market value per share of common stock on the grant date. Each option will vest and become exercisable in a series of five successive equal annual installments upon the optionee’s completion of each year of board service over the five-year period measured from the date of grant. However, the shares will immediately vest in full upon certain changes in control or ownership of SimpleTech or upon the optionee’s death or disability while serving as a board member. Each of the options has a maximum term of 10 years measured from the grant date, subject to earlier termination following the optionee’s cessation of service on the board of directors. See “—Stock Plans/Employee Compensation Programs.”

Compensation Committee Interlocks and Insider Participation

Our board of directors established our Compensation Committee in September 2000. Since September 2000, our Compensation Committee has been composed exclusively of non-employee members of our board of directors. From September 2000 to November 2002, our Compensation Committee was composed of Messrs. Ball, Beaver and Hollinger. In November 2002, Mr. Beaver resigned as a member of our board of directors, including his positions on the Audit and Compensation Committees, to become Senior Vice President and General Manager of our Xiran Division. In January 2003, our board of directors appointed Mr. Peterson as a member of our board of directors, including positions on our Audit and Compensation Committees. Our Compensation Committee currently consists of Messrs. Ball, Hollinger and Peterson. Prior to September 2000, Manouch Moshayedi, Mike Moshayedi, and Mark Moshayedi participated in deliberations of our board of directors concerning executive officer compensation.

None of the current members of our Compensation Committee were at any time since the formation of SimpleTech an officer or employee of SimpleTech. Except as indicated below, none of our current executive officers serve as a member of the board of directors or Compensation Committee of any entity that has one or more of its executive officers serving on our board of directors or our Compensation Committee of the board of directors.

Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi are the sole beneficial stockholders of MDC Land Corporation, MDC Land LLC, XYZ, Inc. and QualCenter, Inc. In addition, Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi are each a member of the board of directors and/or executive officer of each of these companies. Manouch Moshayedi also serves as a member of our special stock option committee.

For additional information concerning transactions involving other members of the board of directors, see “Certain Relationships and Related Transactions.”

Compensation of Executive Officers

The following table sets forth certain summary information concerning the compensation earned by our chief executive officer, each of our other four most highly compensated executive officers (determined on the basis of their salary and bonus for the 2002 fiscal year) for services rendered in all capacities to us and our subsidiaries for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. Carl Swartz is also included in the table because he would have been among our four highest compensated executive officers on December 31, 2002 had he not resigned earlier during that year. No other executive officer who would have otherwise been includable in such table on the basis of salary and bonus earned for our 2002 fiscal year has been excluded by reason of his or her termination of employment or change in executive status during that fiscal year. The individuals included in the following table are collectively referred to as the “named executive officers.”

SUMMARY COMPENSATION TABLE

		Annual Compensation				Awards
Name and Principal Position	Fiscal Year	Salary ($)(1)		Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)		All Other Compensation ($)
Manouch Moshayedi (2)	2002	278,300		—	—	—		23,200	(3)
Chief Executive Officer and Chairman of the Board of Directors	2001 2000	352,500 430,100	†	— —	— —	— —		24,100 24,700	(4) (5)
Mike Moshayedi (6)	2002	278,300		—	—	—		24,600	(7)
President and Director	2001 2000	352,500 430,100	†	— —	— —	— —		25,700 25,700	(8) (8)
Mark Moshayedi (9)	2002	278,300		—	—	—		24,600	(10)
Chief Operating Officer, Chief Technical Officer, Secretary and Director	2001 2000	352,500 430,100	†	— —	— —	— —		25,700 25,700	(11) (11)
Dan Moses	2002	177,100	(12)	36,700	—	100,000	+	5,500	(14)
Chief Financial Officer and Director	2001 2000	169,000 160,300	(13) (15)	102,000 3,333	— —	25,000 100,000	*	5,300 3,800	(14) (14)
Thomas A. Beaver (16)	2002	25,800	(17)	—	—	150,000		—
Senior Vice President and General Manager, Xiran Division	— —	— —		— —	— —	— —		— —
Carl Swartz (18)	2002	213,900	(19)	—	—	50,000	+	5,500	(14)
Former Vice President of Strategic Planning and General Counsel	2001 2000	223,600 184,000	(20)	— —	— —	12,500 50,000	*	5,300 5,300	(14) (14)

*	All of these particular options were cancelled in December 2001 pursuant to our option exchange program.
+	These options were issued on June 24, 2002 in connection with our option exchange program.
†	Each of these officers voluntarily reduced his annualized base salary for the period beginning May 21, 2001 through July 1, 2002 in order to reduce our expenses and operating costs during the general economic slow down. Accordingly, the annualized base salary for each of these officers for the period beginning May 21, 2001 through July 1, 2002 is effectively $290,000.
(1)	The amount includes elective deferred contributions by the executive to our 401(k) plan.
(2)	While we were an S corporation, Manouch Moshayedi, as our beneficial shareholder, received S corporation distributions for personal income taxes and other purposes of approximately $10.7 million in 2000, including distributions totaling $1.5 million paid to the M. and S. Moshayedi Investment Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s children. In addition, Manouch Moshayedi received a $1.0 million return of paid-in capital in 2000. See “Certain Relationships and Related Transactions.”
(3)	Represents (a) $20,400 for life insurance premiums paid on Manouch Moshayedi’s behalf and (b) $2,800 in 401(k) matching contributions made by us.

(4)	Represents (a) $20,400 for life insurance premiums paid on Manouch Moshayedi’s behalf and (b) $3,700 in 401(k) matching contributions made by us.
(5)	Represents (a) $20,400 for life insurance premiums paid on Manouch Moshayedi’s behalf and (b) $4,300 in 401(k) matching contributions paid by us.
(6)	While we were an S corporation, Mike Moshayedi, as our beneficial shareholder, received S corporation distributions for personal income taxes and other purposes of approximately $10.6 million in 2000, including distributions totaling $1.5 million paid to the M. and P. Moshayedi Investment Trust, dated 12/30/96 for the benefit of Mike Moshayedi’s children. In addition, Mike Moshayedi received a $1.0 million return of paid-in capital in 2000. See “Certain Relationships and Related Transactions.”
(7)	Represents (a) $20,400 for life insurance premiums paid on Mike Moshayedi’s behalf and (b) $4,200 in 401(k) matching contributions by us.
(8)	Represents (a) $20,400 for life insurance premiums paid on Mike Moshayedi’s behalf and (b) $5,300 in 401(k) matching contributions made by us.
(9)	While we were an S corporation, Mark Moshayedi, as our beneficial shareholder, received S corporation distributions for personal income taxes and other purposes of approximately $10.7 million in 2000, including distributions totaling $1.3 million paid to the D. and N. Moshayedi Investment Trust, dated 9/25/98 for the benefit of Mark Moshayedi’s children. In addition, Mark Moshayedi received a $1.0 million return of paid-in capital in 2000. See “Certain Relationships and Related Transactions.”
(10)	Represents (a) $20,400 for life insurance premiums paid on Mark Moshayedi’s behalf and (b) $4,200 in 401(k) matching contributions made by us.
(11)	Represents (a) $20,400 for life insurance premiums paid on Mark Moshayedi’s behalf and (b) $5,300 in 401(k) matching contributions made by us.
(12)	Includes an automobile allowance of $9,000.
(13)	Includes an automobile allowance of $9,000.
(14)	Represents contribution to our 401(k) plan made on behalf of the named officer to match a portion of his elective deferral contributions to such plan.
(15)	Includes an automobile allowance of $7,800.
(16)	Mr. Beaver joined SimpleTech in November 2002. His annualized salary for 2002 was $250,000.
(17)	Represents salary earned for the period from November 11, 2002 to December 31, 2002.
(18)	Mr. Swartz left SimpleTech in September 2002. His annualized salary for 2002 was $225,000.
(19)	Represents salary earned for the period from January 1, 2002 through September 5, 2002 and severance payment of $40,000.
(20)	Represents salary earned for the period from January 17, 2000 through December 31, 2000.

Option Grants in Last Fiscal Year

The following table sets forth information regarding options granted to each of our named executive officers during the year ended December 31, 2002. We did not grant any stock appreciation rights during the year ended December 31, 2002.

	Individual Grants
Name	Number of Shares of Common Stock Underlying Options Granted (#)	% of Total Options Granted to Employees in 2002	Exercise Price Per Share ($/ share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Manouch Moshayedi	—	—	—	—	—	—
Mike Moshayedi	—	—	—	—	—	—
Mark Moshayedi	—	—	—	—	—	—
Dan Moses	100,000	2.1%	$5.75	6/23/12	$361,614	$916,402
Thomas A. Beaver	150,000	3.2%	$2.81	11/10/12	$265,079	$671,762
Carl Swartz	50,000	1.1%	$5.75	6/23/12	$180,807	$458,201

During 2002, we granted options to purchase 4,678,900 shares of our common stock to our employees, consultants and non-employee board members, including options to purchase an aggregate of 2,202,500 shares of common stock granted in June 2002 in connection with our option exchange program. In general, other than the June 24, 2002 options, these options have a maximum term of 10 years, subject to earlier termination following the optionee’s cessation of service, and will vest and become exercisable in five successive equal annual installments upon the optionee’s completion of each year of service with us over the five-year period measured from the grant date. The replacement options granted on June 24, 2002 under our option exchange program vests and becomes exercisable in a series of three successive equal annual installments upon the optionee’s completion of one year of service over the three-year period measured from the grant date. Each option will vest and become exercisable in full on an accelerated basis in the event we are acquired and the option is neither assumed nor replaced with a cash incentive program which preserves the spread on the unvested portion of that option and provides for subsequent payout in accordance with the same vesting schedule.

Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation represent assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant and do not represent our estimate or projection of our future common stock prices. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information with respect to each of our named executive officers concerning their exercise of stock options during the fiscal year ended December 31, 2002 and the number of shares subject to unexercised stock options held by them as of the close of such fiscal year. No stock appreciation rights were exercised during the fiscal year ended December 31, 2002, and no stock appreciation rights were outstanding at the close of such year.

In the following table, “Value Realized” is equal to the difference between the fair value of the shares at the time of exercise and the exercise price paid for the shares, and the “Value of Unexercised In-The-Money Options” is based upon the market price of $3.02 per share, determined on the basis of the closing selling price per share of our common stock on the Nasdaq National Market on the last day of the 2002 fiscal year, less the option exercise price payable per share. Options are “In-the-Money” if the fair market value of the underlying options exceeds the exercise price of the option.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares of Common Stock Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-The-Money Options at December 31, 2002
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Manouch Moshayedi	—	—	—	—	—	—
Mike Moshayedi	—	—	—	—	—	—
Mark Moshayedi	—	—	—	—	—	—
Dan Moses	—	—	319,989	120,000	619,040	5,600
Carl Swartz	2,500	2,975	125,173	0	245,443	0
Thomas A. Beaver	—	—	32,000	176,000	560	33,740

Employment Agreements and Change in Control Arrangements

We have entered into employment agreements with each of our named executive officers. Our employment agreements generally require each employee to devote all of his working time and attention to our business. Other than our employment agreement with Mr. Beaver, the agreements contain non-competition restrictions and covenants, including provisions prohibiting each employee from competing with us during his period of employment with us and for a one-year period thereafter. Mr. Beaver’s employment agreement contains non-solicitation restrictions and covenants, including provisions prohibiting Mr. Beaver from soliciting our employees during his period of employment with us and for a one-year period thereafter. Each employment agreement is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, each employee has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us. The compensation of our named executive officers is subject to annual review and adjustment by our board of directors and Compensation Committee. A summary of the compensation packages provided to each of our named executive officers is provided in the table below.

Compensation Packages Contained in Employment Agreements

Name	Position	Date of Agreement	Initial Annual Base Salary
Manouch Moshayedi	Chairman of the Board and Chief Executive Officer	March 2000	$440,000	(1)

Mike Moshayedi	President	March 2000	$440,000	(1)

Mark Moshayedi	Chief Operating Officer, Chief Technical Officer and Secretary	March 2000	$440,000	(1)

Dan Moses	Chief Financial Officer	March 2000	$150,000	(2)

Thomas A. Beaver	Senior Vice President and General Manager, Xiran Division	November 2002	$250,000	(3)

Carl Swartz	Former Vice President of Strategic Planning and General Counsel	March 2000	$200,000	(4)

(1)	On May 21, 2001 and September 1, 2002, each of the indicated officers voluntarily reduced his annualized base in order to reduce our expenses and operating costs during the general economic slow down.

Accordingly, the annualized base salary for each of these officers was reduced to $290,000 on May 21, 2002, and further reduced to $250,000 on September 1, 2002.
(2)	In September 2000, Mr. Moses’ annual base salary was increased to $160,000 with a quarterly bonus not to exceed $40,000 annually based on certain performance objectives. In September 2002, Mr. Moses’ annual base salary was increased to $180,000 and his quarterly bonus program not to exceed $40,000 annually was terminated.
(3)	Mr. Beaver also received an option to purchase 150,000 shares of common stock, which vests in four equal annual installments. Mr. Beaver will receive an additional option grant to purchase 100,000 shares of common stock, which shall vest in four equal annual installments, and his annual base salary will increase to $350,000 when the Xiran Division becomes profitable. If Mr. Beaver is terminated without cause during his first year of employment, he is entitled to receive a severance payment of $125,000.00 and 37,500 shares of his stock option grant shall fully vest immediately. In addition, if a change of control occurs and, thereafter, Mr. Beaver is terminated without cause, all of his remaining stock option that were granted at the beginning of his employment will vest immediately.
(4)	In March 2001, our Compensation Committee agreed to increase Mr. Swartz’s annual base salary to $225,000 retroactive to January 2001. Mr. Swartz resigned from SimpleTech in September 2002.

Stock Plans/Employee Compensation Programs

2000 Stock Incentive Plan

Introduction.    Our 2000 Stock Incentive Plan serves as the successor equity incentive program to our 1996 Stock Option Plan. The 2000 Stock Incentive Plan was adopted by our board of directors in June 2000 and approved by our shareholders in June 2000. The 2000 Stock Incentive Plan became effective on September 29, 2000. At that time, all outstanding options under the 1996 Stock Option Plan were transferred to our 2000 Stock Incentive Plan, and no further option grants will be made under that predecessor plan. The transferred options will continue to be governed by their existing terms, unless our Compensation Committee elects to extend one or more features of our 2000 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 Stock Incentive Plan.

Share Reserve.    11,615,825 shares of common stock have been authorized for issuance under our 2000 Stock Incentive Plan. This share reserve includes the number of shares that were carried over from our 1996 Stock Option Plan. The number of shares of common stock reserved for issuance under our 2000 Stock Incentive Plan will automatically increase on the first trading day in January of each calendar year by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the prior calendar year, but in no event will any such annual increase exceed 2,500,000 shares. In addition, no participant in our 2000 Stock Incentive Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of common stock in the aggregate per calendar year.

Equity Incentive Programs.    Our 2000 Stock Incentive Plan is divided into five separate components:

•	The discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date.

•	The stock issuance program, under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as consideration for past service rendered to us.

•	The salary investment option grant program, under which the executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants.

•	The automatic option grant program, under which option grants will automatically be made to our new non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date those individuals are first elected or appointed to the board.

•	The director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of the annual retainer fee, if any, otherwise payable to them in cash each year to the acquisition of special below-market option grants.

Eligibility.    The individuals eligible to participate in our 2000 Stock Incentive Plan include our employees (including officers and directors), other employees, our non-employee board members and any consultants we hire. Different groups of individuals are eligible to participate in different programs under the 2000 Stock Incentive Plan.

Administration.    The discretionary option grant program and the stock issuance program will be administered by the Compensation Committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The Compensation Committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years.

Plan Features.    Our 2000 Stock Incentive Plan will include the following features:

•	The exercise price for the shares of common stock subject to option grants made under our 2000 Stock Incentive Plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options under the discretionary option grant program or the purchase of their shares, whether vested or unvested, under the stock issuance program, by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

•	The Compensation Committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from the 1996 Stock Option Plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

•	Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value (on the option surrender date) of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash, in shares of common stock, or partly in shares and partly in cash, as the Compensation Committee may in its sole discretion deem appropriate. None of the outstanding options under our 1996 Stock Option Plan contain any stock appreciation rights.

Change in Control.    The 2000 Stock Incentive Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

•	In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not assumed by the successor corporation, or replaced with a cash incentive program of the successor corporation, will automatically accelerate in full and terminate immediately following the consummation of the merger or asset sale. In addition, all outstanding repurchase rights under the discretionary option grant and stock issuance programs will automatically terminate, and all unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

•	The Compensation Committee will have complete discretion to structure one or more options under the discretionary option grant program so those options will vest as to all the option shares in the event those options are assumed in the acquisition but the optionee’s service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

•	The Compensation Committee will also have the authority to grant options which will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation.

•	The Compensation Committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual’s service.

•	The options currently outstanding under our 1996 Stock Option Plan will immediately vest in the event we are acquired by merger or sale of substantially all of our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity.

Salary Investment Option Grant Program.    In the event the Compensation Committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, before the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee’s salary is reduced under the program. The option will become exercisable in a series of twelve equal monthly installments upon the optionee’s completion of each calendar month of service in the calendar year for which the salary reduction is in effect.

Automatic Option Grant Program.    Under the automatic option grant program, each individual who is first elected or appointed as a non-employee board member at any time after the completion of this offering will automatically receive an option grant for 30,000 shares on the date such individual joins the board, provided such individual has not been in our prior employ.

Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee’s cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee’s cessation of board service. The shares subject to each automatic option grant will vest in a series of five successive annual installments upon the optionee’s completion of each year of board service over the five-year period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership of SimpleTech or upon the optionee’s death or permanent disability while serving as a board member.

Director Fee Option Grant Program.    Should the director fee option grant program be activated in the future, each non-employee board member will have the opportunity to elect to apply all or a portion of any cash retainer fee for his or her service on the board for that year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments upon the optionee’s completion of each calendar month of service in the calendar year for which the salary reduction is in effect. However, the option will become immediately exercisable for all the option shares upon the optionee’s death or permanent disability while serving as a board member.

Our 2000 Stock Incentive Plan will also have the following features:

•	Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

•	Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us within thirty days of successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon greater of (i) the fair market value per share on the date the option is surrendered to us in connection with the tender offer or (ii) the highest price per share of our common stock paid in that tender offer over the aggregate exercise price payable for those shares.

•	The board will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required shareholder approval or the consent of affected optionees or participants under the plan. The 2000 Stock Incentive Plan will terminate no later than February 2010.

Employee Stock Purchase Plan

Introduction.    Our Employee Stock Purchase Plan was adopted by the board of directors and approved by our shareholders in June 2000. The plan became effective on September 29, 2000. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

Share Reserve.    An aggregate of 1,505,704 shares of our common stock is reserved for issuance under the plan. The reserve will automatically increase on the first trading day in January of each calendar year by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December of the prior calendar year. In no event will any such annual increase exceed 400,000 shares.

Offering Periods.    The plan has a series of successive overlapping offering periods, with a new offering period beginning on the first business day of February and August each year. Each offering period will have a duration of 24 months, unless otherwise determined by the Compensation Committee.

Eligible Employees.    Individuals scheduled to work more than twenty hours per week for more than five calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

Payroll Deductions.    A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated payroll deductions will be applied to the purchase of shares on the participant’s behalf on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. However, a participant may not purchase more than 500 shares on any purchase date, and not more than 50,000 shares may be purchased in total by all participants on any purchase date. Our Compensation Committee will have the authority to change these limitations for any subsequent offering period.

Change in Control.    Should we be acquired by merger or sale of substantially all of our assets, or if anyone acquires more than 50% of our outstanding voting stock, then all outstanding purchase rights will automatically be exercised immediately before the effective date of the acquisition. The purchase price will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled at the time of the acquisition, or, if lower, 85% of the fair market value per share on the purchase date immediately before the acquisition.

Plan Provisions.    The following provisions will also be in effect under our Employee Stock Purchase Plan:

•	The plan will terminate no later than the last business day of July 2010.

•	The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require shareholder approval.

401(k) Profit Sharing Plan

We adopted a 401(k) profit sharing plan on January 1, 1991. The plan covers all full-time employees on our U.S. payroll who are at least 21 years of age. Employees become eligible to participate in the plan after they have worked at least six months, commencing on the date of hire. The plan provides for voluntary employee contributions of up to 20% of their annual pre-tax compensation, subject to the maximum limit allowed by the Internal Revenue Service guidelines, which is currently $12,000 annually. We make matching contributions to each participating employee based on his or her voluntary contributions to the plan. We currently match one-half of an employee’s matchable contributions to the plan which cannot exceed 10% of their salary. Our matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee’s second year of employment with us. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the plan, and income earned on the plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the plan, at the discretion of each participant, invests the employee contributions to the plan in selected investment options. For the year ended December 31, 2002, we made matching contributions of approximately $492,000 to the plan.

We may also make, in our discretion, annual profit sharing contributions on behalf of eligible employees. Each employee who is a plan participant on the last day of the plan year and who has completed at least 1,000 hours of service during the year is entitled to a share of any profit sharing contribution we make for the plan year. Our profit sharing contributions are subject to vesting at the rate of 20% per year beginning after the employee’s second year of employment with us. We did not make any profit sharing contributions to the plan for the year ended December 31, 2002.

Indemnification of Directors and Officers

Our amended and restated articles of incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director’s liability to a company or its shareholders may not be limited:

•	For acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	For acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

•	For any transaction from which a director derived an improper personal benefit;

•	For acts or omissions that show a reckless disregard for the director’s duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director’s duties, of a risk of serious injury to the company or its shareholders;

•	For acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the company or its shareholders;

•	Under Section 310 of the California General Corporation Law concerning contracts or transactions between the company and a director; or

•	Under Section 316 of the California General Corporation Law concerning directors’ liability for improper dividends, loans and guarantees.

The limitation of liability does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation by a director of the director’s fiduciary duty to us or our shareholders.

Our amended and restated articles of incorporation also include an authorization for us to indemnify our “agents,” as defined in Section 317 of the California General Corporation Law, through bylaw provisions, by agreement with the agents, vote of our shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Under this provision, our amended and restated bylaws provide for indemnification of our directors, officers and employees. In addition, we may, at our discretion, provide indemnification to persons whom we are not obligated to indemnify. The amended and restated bylaws also allow us to enter into indemnification agreements with individual directors, officers, employees and other agents.

We have entered into indemnification agreements with each of our officers and directors. These agreements contain provisions that may require us, among other things, to indemnify these officers and directors against liabilities that may arise because of their status or service as officers or directors, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain officers’ and directors’ liability insurance if it is maintained for other officers and directors. These agreements do not require us to indemnify our directors and officers in situations where:

•	The remuneration rendered against our officer or director is determined by final judgment or other final adjudication that such remuneration was in violation of law;

•	A judgment is rendered against the director or officer for an accounting of profits made from the purchase or sale of our securities under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statutory laws;

•	The officer’s or director’s conduct is adjudged to have been knowingly fraudulent or deliberately dishonest, or constitutes willful misconduct; or

•	A court determines that indemnification under the circumstances is not lawful.

We have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification Agreements

In addition to the indemnification provisions contained in our amended and restated articles of incorporation and bylaws, we have entered into separate indemnification agreements with each of our officers and directors. These agreements contain provisions that may require us, among other things, to indemnify these officers and directors against liabilities that may arise because of their status or service as officers or directors, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain officers’ and directors’ liability insurance if it is maintained for other officers and directors. These agreements do not require us to indemnify our directors and officers in situations where:

•	The remuneration rendered against our officer or director is determined by final judgment or other final adjudication that such remuneration was in violation of law;

•	A judgment is rendered against the director or officer for an accounting of profits made from the purchase or sale of our securities under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statutory laws;

•	The officer’s or director’s conduct is adjudged to have been knowingly fraudulent or deliberately dishonest, or constitutes willful misconduct;

•	Acts or omissions of our officer or director show a reckless disregard for his or her duty to SimpleTech or its shareholders in circumstances in which he or she was aware, or should have been aware, in the ordinary course of performing duties, of a risk of serious injury to SimpleTech or its shareholders; or

•	A court determines that indemnification under the circumstances is not lawful.

S Corporation Distributions to Shareholders for Taxes and Other Items

From formation in March 1990 to September 26, 2000, we had elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and had filed federal and state income tax returns on that basis. Under this election, our shareholders, rather than SimpleTech, were subject to federal income taxes on their respective share of our taxable income. We have made cash distributions of a portion of our earnings to certain of our shareholders for reasons including payment of our shareholders’ overall personal income tax liabilities in connection with our election to be treated as an S corporation. On September 26, 2000, we entered into a Distribution and Tax Indemnity Agreement with our shareholders of record as of September 20, 2000. Under this agreement, we distributed to our shareholders of record as of September 20, 2000, including Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and the beneficial shareholder of record of SimpleTech as of September 20, 2000, in proportion to their ownership of our shares, notes in an aggregate principal amount of $25.1 million, which is equal to our undistributed earnings from the date of our formation through September 26, 2000. We paid off $18.0 million of the notes in October 2000 and the remaining $7.1 million in November 2000 with the net proceeds from our initial public offering.

The Distribution and Tax Indemnity Agreement requires our shareholders of record as of September 20, 2000 to reimburse us for income tax liabilities that we incur for periods before September 26, 2000, including penalties and interest, if the IRS or any state taxing authority determines that our S corporation status lapsed during all or a portion of such periods. In addition, our shareholders of record as of September 20, 2000 will be required to make a payment to us with respect to periods after September 26, 2000 if our taxable income is increased for any taxable period on or after September 26, 2000 and there is a related, corresponding decrease in the taxable income of such shareholders for a year in which we were an S corporation. In general, the obligation of such shareholders to make payments to us under the indemnity described in the preceding sentence will be limited to the lesser of the amount we distributed to such shareholders with respect to the year in which their taxable income is decreased, or our increased tax liability.

Finally, the Distribution and Tax Indemnity Agreement provides that payment will be made by us to our shareholders of record as of September 20, 2000 in the event their taxable income during years in which we were an S corporation is increased because and to the extent that there is a related, corresponding reduction in our taxable income with respect to any year in which we are taxable as a C corporation.

Additional Paid-In Capital Notes

We issued, on September 26, 2000, additional paid-in capital notes to Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and the beneficial shareholder of record of SimpleTech as of September 20, 2000, in the aggregate amount of $3.0 million, which amount represents additional paid-in capital previously invested by them. These additional paid-in capital notes were repaid by us in October 2000 with a portion of the net proceeds from our initial public offering.

MDC Land Corporation and MDC Land LLC

Currently, we lease from MDC Land LLC two facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California. These facilities house our executive offices, manufacturing, engineering, research and development, and testing operations. In the past, we have leased these facilities from MDC Land Corporation, which is currently inactive, and a third party. In the past, we also leased some of the equipment used in our manufacturing and testing operations from MDC Land Corporation. MDC Land LLC and MDC Land Corporation are wholly-owned by Manouch Moshayedi, Mark Moshayedi, and Mike Moshayedi, each of whom is an executive officer and director of SimpleTech, and have no operations other than their current and past leasing transactions with us.

24,500 square foot facility.    We lease the 24,500 square foot facility from MDC Land LLC for a base rent of $17,150 per month. Pursuant to the lease agreement, as amended, this lease expires in July 2017. For the period beginning August 1, 2005 through July 31, 2007, the lease provides that the base rent shall be the greater of $17,150 per month or the market value rent as determined according to the provisions of the lease. Thereafter, for the remainder of the lease term, base rent shall be subject to adjustment according to the Consumer Price Index. We believe our lease of the 24,500 square foot facility with MDC Land LLC is on terms no less favorable to us than could be obtained from an unaffiliated third party.

48,600 square foot facility.    We lease the 48,600 square foot facility from MDC Land LLC for a base rent of $33,072 per month. Pursuant to the lease agreement, as amended, this lease expires in July 2017. For the period beginning August 1, 2005 through July 31, 2007, the lease provides that base rent shall be the greater of $33,072 per month or the market value rent as determined according to the provisions of the lease. Thereafter, for the remainder of the lease term, base rent shall be subject to adjustment according to the Consumer Price Index. We believe our lease of the 48,600 square foot facility with MDC Land LLC is on terms no less favorable to us than could be obtained from an unaffiliated third party.

Lease of Equipment.    We leased some of the equipment used in our manufacturing and test engineering operations from MDC Land Corporation. We have entered into six equipment leases, each for a period of 60 months, at interest rates ranging from 8.4% to 9.6%. Our aggregate annual lease payments to MDC Land Corporation was approximately $385,000 in 2001 and $574,000 in 2002. In order to secure financing for the equipment, MDC Land Corporation entered into a loan and security agreement with United Capital, formerly known as Lyon Credit Corporation, in March 1996. We guaranteed MDC Land Corporation’s obligations and indebtedness under this agreement. We believe that had we entered into the lease with an unrelated third party, we would not have been required to enter into a guaranty. MDC Land Corporation repaid the balance owed to United Capital on October 6, 2000, which resulted in the release of our guarantee. In December 2001, we exercised our purchase option under these equipment leases by purchasing all of the related equipment for approximately $21,000 and all equipment leases have been terminated.

SimpleTech Subsidiary Ownership

In February 1995, we formed Simple Technology Canada Ltd., a Canadian corporation with headquarters in Mississauga, Canada, with Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of SimpleTech. We initially owned 79% of the membership interests in Simple Technology Canada and the Moshayedis initially owned the remaining 21%. Simple Technology Canada was formed for the purpose of manufacturing, selling and marketing our products in Canada. Under U.S. law at the time of formation of Simple Technology Canada, we could not wholly own a subsidiary since we were an S corporation. Accordingly, we formed Simple Technology Canada with the Moshayedis to meet this ownership requirement. Simple Technology Canada has been inactive since April 1998 when we discontinued our Canadian operations, and we are presently in the process of dissolving the company. In June 2000, Simple Technology Canada distributed all of its assets totaling approximately $92,000 to its shareholders through the establishment of an escrow account. Subsequently, we made filings with the Canadian tax authorities to dissolve Simple Technology Canada and we are currently awaiting their approval. In June 2000, the Moshayedis sold their 21% interest to us for approximately $2.00, the then-current fair market value. Upon dissolution, the amount held in escrow will be distributed to the Moshayedis and us in proportion to our previous ownership interests.

In May 1996, we formed S.T.I., LLC, a California limited liability company, with Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of SimpleTech. We own 97% of the membership interests in S.T.I., LLC and the Moshayedis own the remaining 3%. S.T.I., LLC was formed to limit our potential liability from our European manufacturing, sales and marketing operations. Under California law at the time of formation of S.T.I., LLC, limited liability companies were required to have more than one member. Accordingly, we formed S.T.I., LLC with the Moshayedis to meet this ownership requirement. To date, S.T.I. LLC has made no withdrawals or distributions of any kind in favor of any owner. We intend to acquire the Moshayedis’ interest in S.T.I., LLC for approximately $100, eliminating the Moshayedi’s interest in S.T.I., LLC and making it our wholly owned subsidiary.

In June 1996, S.T.I., LLC and MDC Land Corporation formed Simple Technology Europe, a privately-held unlimited company registered in Scotland. Simple Technology Europe was set up to serve as the sales and marketing entity for our European operations and currently employs our sales and marketing team located in Scotland and England. S.T.I., LLC owns 99% and MDC Land Corporation owns 1% of the outstanding shares of capital stock of Simple Technology Europe. Other than the 1% ownership interest in Simple Technology Europe held by MDC Land Corporation, MDC Land Corporation does not have any other relationship, either business, financial or otherwise, with Simple Technology Europe. To date, there has been no withdrawal from, or distribution of any kind by, Simple Technology Europe in favor of any owner.

In January 1996, we formed Simple Technology Limited, a privately-held limited company registered in Scotland, to serve as the manufacturing entity for our European headquarters to take advantage of local U.K. tax laws. Simple Technology Limited is a wholly owned subsidiary of Simple Technology Europe. Simple Technology Limited concluded its manufacturing operations in April 1999 and is currently inactive. To date, Simple Technology Limited has made no withdrawals or distributions of any kind in favor of any owner. We intend to dissolve Simple Technology Limited in 2003 or as soon as possible thereafter.

Transactions with Wyle Electronics, Inc.

Thomas A. Beaver, our Vice President and General Manager of the Xiran Division and former director, was the Chief Executive Officer of Wyle Electronics, Inc., a distributor of semiconductor products, from October 1999 to December 2000. Wyle Electronics is a customer of our memory and storage products as well as a supplier of raw material components for our products. Sales of our memory and storage products to Wyle

Electronics were approximately $1.7 million in 2000. Purchases of raw material components from Wyle Electronics were approximately $2.3 million in 2000. We believe our purchases from and sales to Wyle Electronics were on terms that were no less favorable than comparable purchases from and sales to unrelated third parties.

Many of the transactions set forth above were made while we were a privately held corporation. All future transactions, if any, between us and our officers, directors and principal shareholders and their affiliates, and any transactions between us and any entity with which our officers, directors or principal shareholders or their affiliates are affiliated, will be approved by a majority of our board of directors, including a majority of the independent and disinterested outside directors of our board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of August 31, 2003 and after the offering (assuming no exercise of the over-allotment option by the underwriters), except as noted in the footnotes below, by:

•	Each person whom we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each named executive officer;

•	Each of our directors;

•	Each of our selling shareholders; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that will become exercisable within 60 days after August 31, 2003, are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of August 31, 2003, 38,994,235 shares of our common stock were issued and outstanding. Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons has sole voting and sole investment power with respect to the shares shown as beneficially owned. The address of each individual listed below is c/o 3001 Daimler Street, Santa Ana, California 92705-5812.

	Beneficial Ownership of Shares
	Before Offering		Number of Shares Being Offered	After Offering
Name of Shareholder	Number of Shares	Percentage Ownership		Number of Shares	Percentage Ownership
Named executive officers and directors:
Manouch Moshayedi (1)	10,053,961	25.8%	1,250,000	8,803,961	17.9%
Mike Moshayedi (2)	8,847,996	22.7%	1,250,000	7,597,996	15.4%
Mark Moshayedi (3)	11,742,070	30.1%	1,250,000	10,492,070	21.3%
Dan Moses (4)	358,446	*	250,000	108,446	*
Thomas A. Beaver (5)	38,800	*	—	38,800	*
F. Michael Ball (5)	39,000	*	—	39,000	*
Mark. R. Hollinger (5)	34,000	*	—	34,000	*
James J. Peterson (6)	30,000	*	—	30,000	*
All directors and executive officers as a group (8 persons) (7)	31,144,273	78.9%		27,144,273	54.8%

*	Less than one percent
(1)	Includes (i) 1,270,496 shares held by Manouch Moshayedi, as a co-trustee for the D. and N. Moshayedi Investment Trust, dated 9/25/98 for the benefit of Mark Moshayedi’s children and, (ii) 8,742,465 shares held by Manouch and Sophie Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s family. Manouch Moshayedi has shared voting and dispositive power with respect to the shares held by the D. and N. Moshayedi Investment Trust and the M. and S. Moshayedi Revocable Trust. Manouch Moshayedi expressly disclaims beneficial ownership of shares held by the D. and N. Moshayedi Investment Trust.
(2)	Includes 8,845,996 shares held by Mike & Parto Moshayedi, as trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96 for the benefit of Mike Moshayedi’s family. Does not include 9,000 shares held by Mike Moshayedi’s spouse. Mike Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and P. Moshayedi Revocable Trust.

(3)	Consists of (i) 1,457,878 shares held by Mark Moshayedi, as trustee for the M. and S. Moshayedi Investment Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s children, (ii) 677,173 shares held by Mark Moshayedi, as a co-trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Kevin Moshayedi, (iii) 677,173 shares held by Mark Moshayedi, as a co-trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Brian Moshayedi, and (iv) 8,929,846 shares held by Mark and Semira Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98 for the benefit of Mark Moshayedi’s family. Mark Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi and the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi. Mark Moshayedi expressly disclaims beneficial ownership of shares held by the M. and S. Moshayedi Investment Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi and the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi.
(4)	Consists of 358,322 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after August 31, 2003. In addition, Mr. Moses also holds options to purchase 281,667 shares of common stock, all of which are presently unexercisable and will not become exercisable within 60 days after August 31, 2003.
(5)	Includes 34,000 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after August 31, 2003.
(6)	Includes 30,000 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after August 31, 2003.
(7)	Includes 490,322 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after August 31, 2003.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated articles of incorporation and amended and restated bylaws. It is qualified in its entirety by the provisions of our amended and restated articles of incorporation and amended and restated bylaws. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, $0.001 par value, and 20,000,000 shares of preferred stock, $0.001 par value. As of August 31, 2003 there were 38,994,235 shares of common stock outstanding held by 52 shareholders of record and no shares of preferred stock outstanding. Options to purchase an aggregate of 9,251,385 shares of common stock were also outstanding at a weighted average exercise price of $3.72 per share. There will be 49,244,235 shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option or exercise of outstanding options as of August 31, 2003 after giving effect to the sale of the shares offered in this offering.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of SimpleTech, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

The board of directors will have the authority, without further action by the shareholders, to issue up to 20,000,000 shares of preferred stock in one or more series. The board of directors will also have the authority to designate the price, rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, any or all of which may be greater than the rights of the common stock.

The issuance of preferred stock might have the effect of delaying, deferring or preventing a change in control of SimpleTech without further action by the shareholders. The issuance of preferred stock with voting and conversion rights might also adversely affect the voting power of the holders of common stock. In some circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. There are no shares of preferred stock currently outstanding and as of the completion of this offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

Authorized But Unissued Capital Stock

Following the completion of this offering we will have 50,755,765 shares of authorized but unissued common stock, including an aggregate of 434,876 shares reserved for future issuance under our 2000 Stock Incentive Plan, 9,251,385 shares of common stock issuable upon exercise of stock options outstanding as of August 31, 2003, 1,215,381 shares reserved for future issuance under our Employee Stock Purchase Plan, and 20,000,000 shares of authorized preferred stock, none of which will be issued and outstanding. If the underwriters’ over-allotment option is exercised in full, we will have approximately 49,555,765 shares of authorized but unissued common stock. However, the listing requirements of the Nasdaq Stock Market, Inc., which apply so long as the common stock remains included in their inter-dealer quotation system, require prior shareholder approval of specified issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including, but not limited to, facilitating corporate acquisitions. We currently do not have any plans to issue additional shares of common stock or preferred stock, other than in connection with employee compensation plans. See “Management—Stock Plans/Employee Compensation Programs.” One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable the board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of shareholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive the shareholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Provisions

Our amended and restated articles of incorporation and amended and restated bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of SimpleTech, including changes a shareholder might consider favorable. In particular, our amended and restated articles of incorporation and amended and restated bylaws, as applicable, among other things, will:

•	Provide that special meetings of shareholders can be called by the chairman of the board of directors, the president, the board of directors or by a majority of the shareholders. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by the board of directors, the chairman of the board of directors, the president or any such shareholder;

•	Provide for an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of shareholders;

•	Eliminate cumulative voting in the election of directors. Under cumulative voting, a minority of shareholders holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority shareholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of SimpleTech;

•	Provide that vacancies on our board of directors may be filled by a majority of directors in office, or, if the number of directors then in office is less than a quorum, by the unanimous written consent of directors then in office, the majority of directors at a meeting, or a sole remaining director; and

•	Allow us to issue up to 20,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effects discussed above.

In addition, provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the plan upon a change in control under certain circumstances. Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our shareholders.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of SimpleTech. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure SimpleTech outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer and Trust Company.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the United States dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States Holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividends or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States.

In addition to the graduated tax described above, dividends received by corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for United States federal income tax purposes.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 30%) unless the non-United States holder establishes an exemption, for example by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

As of August 31, 2003, we have issued and outstanding an aggregate of 38,994,235 shares of common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless such shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option, approximately 26,901,827 shares of our common stock will be restricted securities or control securities, each as defined in Rule 144 under the Securities Act, which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act or an exemption from registration under Rule 144 under the Securities Act. All of these restricted and control securities will be available for sale in the public market, subject to the volume limitations and other conditions of Rule 144, immediately upon the expiration of the lock-up period described below.

In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the “restricted securities” were acquired from us or the date they were acquired from an affiliate, then the holder of such restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through “brokers’ transactions” or in transactions directly with a “market maker,” as such terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

Options

We have filed registration statements in September 2000, February 2001, April 2002 and May 2003 on Form S-8 under the Securities Act to register an aggregate of 11,615,825 shares of common stock issuable under our 2000 Stock Incentive Plan and 1,505,704 shares of common stock under our Employee Stock Purchase Plan. Registered shares issued upon the exercise of stock options are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements. As of October 14, 2003, options to purchase 2,624,319 shares of common stock with a weighted-average exercise price of $3.45 per share were outstanding and currently exercisable.

Lock-Up Agreements

Our officers, directors and the selling shareholders have agreed that they will not offer, sell or otherwise dispose of any shares of our capital stock or any securities which may be converted into or exchanged for any shares of our capital stock until 90 days after the date of this prospectus without the prior written consent of Lehman Brothers, Inc.

UNDERWRITING

Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of Lehman Brothers Inc., Needham & Company, Inc., Thomas Weisel Partners LLC and The Seidler Companies Incorporated has severally agreed to purchase from us and the selling shareholders the respective number of shares of common stock opposite their names below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Needham & Company, Inc.
Thomas Weisel Partners LLC
The Seidler Companies Incorporated

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	if any shares of our common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling shareholders deliver customary closing documents to the underwriters.

Over-Allotment Option

We and the selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 2,100,000 shares of common stock, exercisable solely to cover over-allotments, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table above, and we and the selling shareholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commission and Expenses

The representatives have advised us and the selling shareholders that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 2,100,000 additional shares. The underwriting fee is the difference between the public offering price per share and the amount the underwriters pay to purchase the shares from us and the selling shareholders.

	No Exercise	Full Exercise
Per share	$	$

Total	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $0.8 million. We have agreed to pay for such expenses incurred in connection with the offering. We will not pay any underwriting discounts or commissions on behalf of any selling shareholders.

Lock-Up Agreements

We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or any securities which may be converted into or exchanged for any common stock (other than shares of our common stock offered in this offering), for a period of 90 days from the date of this prospectus, except for issuances pursuant to the exercise of options outstanding on the date hereof, any employee benefit plan, qualified stock option plans, or other employee compensation plan in effect on the date hereof.

All of the selling shareholders and our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period ending 90 days after the date of this prospectus, other than the common stock sold under this prospectus.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Position and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling shareholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling shareholders, nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Quotation on the Nasdaq National Market

Our common stock is quoted on the Nasdaq National Market under the symbol “STEC.”

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Relationships

The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of our shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the Company or the selling shareholders in connection with the offering of the shares in Canada.

Resale Restrictions

The distribution of our common stock, also referred to in this section as the securities, in Canada is being made only on a private placement basis only and is exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the securities are made. Accordingly, any resale of the securities in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to us, the selling shareholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of our shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario my sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of our shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in our shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of our shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling shareholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling shareholder on whose behalf the distribution is made shall have no right of action for damages against the Company or the selling shareholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling shareholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.”

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of the State of California in the United States of America. All of our directors and officers, as well as the selling shareholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Squire, Sanders & Dempsey L.L.P., Los Angeles, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. With respect to each contract, agreement, or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

You may read and copy all or any portion of the registration statement or any reports, statements, or other information that we file at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov.

SIMPLETECH, INC. AND SUBSIDIARIES

SIMPLETECH, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	June 30, 2003	December 31, 2002
ASSETS:
Current Assets:
Cash and cash equivalents	$34,036	$33,992
Marketable securities	9,980	9,980
Accounts receivable, net of allowances of $763 at June 30, 2003 and $782 at December 31, 2002	16,572	19,019
Inventory, net	15,462	14,141
Income taxes receivable	2,799	3,860
Deferred income taxes	—	28
Other current assets	804	59

Total current assets	79,653	81,079
Furniture, fixtures and equipment, net	9,003	10,169
Intangible assets	378	835
Deferred income taxes	4,327	2,378

Total assets	$93,361	$94,461

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable	$18,414	$16,381
Current maturities of capital lease obligations	—	113
Accrued and other liabilities	3,091	4,152
Deferred income taxes	231	—

Total current liabilities	21,736	20,646

Total liabilities	21,736	20,646

Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 38,914,423 shares issued and outstanding as of June 30, 2003 and 38,725,800 shares issued and outstanding as of December 31, 2002	39	39
Additional paid-in capital	67,051	66,716
Retained earnings	4,535	7,060

Total shareholders’ equity	71,625	73,815

Total liabilities and shareholders’ equity	$93,361	$94,461

See accompanying notes to unaudited consolidated financial statements.

SIMPLETECH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net revenues	$44,745	$43,301	$85,663	$94,253
Cost of revenues	37,021	37,167	71,008	76,643

Gross profit	7,724	6,134	14,655	17,610

Sales and marketing	4,958	4,230	10,330	9,067
General and administrative	2,361	2,673	4,875	5,704
Research and development	2,055	2,007	4,172	3,945
In-process research and development	—	—	—	1,360

Total operating expenses	9,374	8,910	19,377	20,076

Loss from operations	(1,650)	(2,776)	(4,722)	(2,466)
Interest and other, net	125	187	276	396

Loss before benefit for income taxes	(1,525)	(2,589)	(4,446)	(2,070)
Benefit for income taxes	(661)	(1,873)	(1,921)	(1,667)

Net loss	$(864)	$(716)	$(2,525)	$(403)

Net loss per share:
Basic	$(0.02)	$(0.02)	$(0.06)	$(0.01)

Diluted	$(0.02)	$(0.02)	$(0.06)	$(0.01)

Shares used in computation of net loss per share:
Basic	38,905	38,476	38,874	38,414

Diluted	38,905	38,476	38,874	38,414

See accompanying notes to unaudited consolidated financial statements.

SIMPLETECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2003	2002
Cash flow from operating activities:
Net loss	$(2,525)	$(403)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,069	1,691
Gain (loss) on sale of furniture, fixtures and equipment	(22)	89
Accounts receivable provisions	747	696
Inventory excess and obsolescence expense	195	477
In-process research and development	—	1,360
Deferred income taxes	(1,690)	—
Compensation related to stock options vesting	—	11
Tax benefit from exercise of stock options	68	—
Change in operating assets and liabilities:
Accounts receivable	1,700	(3,702)
Inventory	(1,516)	(98)
Income taxes receivable	1,061	686
Other assets	(450)	(363)
Accounts payable	2,033	309
Accrued and other liabilities	(1,061)	670

Net cash provided by operating activities	609	1,423

Cash flows from investing activities:
Purchase of furniture, fixtures and equipment	(823)	(3,859)
Proceeds from sale of furniture, fixtures and equipment	104	651
Acquisition of assets	—	(2,295)

Net cash used in investing activities	(719)	(5,503)

Cash flows from financing activities:
Repayment of borrowings from banks	—	(387)
Payment on capital lease obligations	(113)	(216)
Proceeds from issuance of common stock	267	472

Net cash provided by (used in) financing activities	154	(131)

Net increase (decrease) in cash	44	(4,211)

Cash and cash equivalents at beginning of period	33,992	51,831

Cash and cash equivalents at end of period	$34,036	$47,620

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Basis of Presentation

The accompanying interim consolidated financial statements of SimpleTech, Inc., a California corporation (the “Company”), are unaudited and have been prepared in accordance with the instructions to Article 10 of Regulation S-X. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of the consolidated financial position of the Company at June 30, 2003 and the consolidated results of operations and cash flows for the three months and six months ended June 30, 2003 and 2002 have been included. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the most recent Annual Report on Form 10-K filed with the SEC. The December 31, 2002 balances reported herein are derived from the audited consolidated financial statements included herein. The results for the interim periods are not necessarily indicative of results to be expected for the full year.

The consolidated financial statements of the Company include the accounts of the Company’s subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 2—Summary of Significant Accounting Policies

Risks and Uncertainties:

Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash and cash equivalents and accounts receivable. As of June 30, 2003 and December 31, 2002, approximately 14% and 15%, respectively, of accounts receivable were concentrated with one customer, Ingram Micro. For the three months ended June 30, 2003, CDW Computer Centers and Sam’s Club comprised 19% and 12%, respectively, of the Company’s revenues. For the three months ended June 30, 2002, CDW Computer Centers and Unisys comprised 21% and 14%, respectively, of the Company’s revenues. For the six months ended June 30, 2003 and 2002, sales to CDW Computer Centers comprised 21% and 21%, respectively, of the Company’s revenues. No other single customer accounted for more than 10% of accounts receivable at June 30, 2003 and December 31, 2002, or revenues for the three months and six months ended June 30, 2003 and 2002.

Warranties:

The Company’s memory products are generally sold under various limited warranty arrangements. The estimated future costs of repair or replacement are immaterial and have approximated management’s estimates.

Management Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities (e.g., bad debt reserves and inventory reserves), disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the quarter ended June 30, 2003, the Company made immaterial adjustments to the purchase price allocation for the Xiran transaction, primarily reclassifying amounts previously recorded as goodwill to amortizable intangible assets.

In-Process Research and Development:

In connection with the acquisition of the Xiran Division, a third-party valuation firm determined the amount allocated to in-process research and development utilizing the discounted cash flow model cost approach

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

appraisal method. The value of the technology acquired was the sum of the present value of projected debt-free net income, in excess of returns on requisite assets over the life of the technology. At the time of the valuation, significant assumptions forming the basis of the appraisal were material cash inflows will commence in 2004; estimated costs to complete the product will be $8.5 million; and a discount rate of 60% which considered the stage of development of the Xiran’s technology, and the nature of projections.

Recently Issued Accounting Standards:

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“Interpretation”). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and non-performance guarantees. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its financial statements. Specifically, the Company is subject to repurchase agreements with various financial institutions in connection with wholesale inventory financing, which is disclosed in Note 5. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company expects that the adoption of this statement will not have a significant impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51.” The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated into the company that is subject to a majority of the risk of loss from the variable interest entity’s activities or that is entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. For entities created on or prior to January 31, 2003, the consolidation requirements apply in the first fiscal year or interim period beginning after June 15, 2003. For variable interest entities created prior to January 31, 2003, the Company is currently evaluating the impact of the adoption of FIN 46 for these entities, and thus is not able to disclose the impact on the Company’s results of operations, financial position or cash flows.

Note 3—Net Income (Loss) Per Share

Basic earnings per share is computed by dividing net loss by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the potentially dilutive securities. Options to purchase 9.3 million and 7.2 million shares of common stock were outstanding at June 30, 2003 and 2002, respectively. For the three months and six months ended June 30, 2003 and 2002, no potential common shares were included in the diluted per share amount as the effect would have been anti-dilutive.

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and related interpretations in accounting for stock option plans. Had compensation cost been determined based on the fair value at the grant dates for stock options under the Plan consistent with the method promulgated by SFAS No. 123, the Company’s net loss for the three months and six months ended June 30, 2003 and 2002, would have resulted in the pro forma amounts below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net loss, as reported	$(864)	$(716)	$(2,525)	$(403)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	—	1	—	7
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(956)	(561)	(1,723)	(1,127)

Pro forma net loss	$(1,820)	$(1,276)	$(4,248)	$(1,523)

Earning per share:
Basic—as reported	$(0.02)	$(0.02)	$(0.06)	$(0.01)

Basic—pro forma	$(0.05)	$(0.03)	$(0.11)	$(0.04)

Diluted—as reported	$(0.02)	$(0.02)	$(0.06)	$(0.01)

Diluted—pro forma	$(0.05)	$(0.03)	$(0.11)	$(0.04)

Note 4—Supplemental Balance Sheet Information

Inventory consists of the following:

	June 30, 2003	December 31, 2002
	(in thousands)
Raw materials	$6,663	$6,325
Work-in-progress	634	364
Finished goods	9,073	8,256

	16,370	14,945
Valuation allowances	(908)	(804)

Inventory, net	$15,462	$14,141

Note 5—Commitments and Contingencies

DPAC Technologies, Inc.—Patent Infringement

On September 23, 1998, the Company filed a lawsuit against DPAC Technologies, Inc., formerly Dense-Pac Microsystems, Inc. (“DPAC”), in the United States District Court for the Central District of California for infringement of the Company’s IC Tower stacking patent, U.S. Patent No. 5,514,907. That patent was reissued

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

on October 17, 2000 as U.S. Patent No. Re. 36,916. DPAC counterclaimed for infringement of its U.S. Patent No. 4,956,694. On March 29, 2001, the district court entered final judgment finding DPAC did not infringe the Company’s patent and that the Company did not infringe DPAC’s patent. The appeals court affirmed the final judgment as to the Company’s patent on March 7, 2002. DPAC did not appeal the ruling on its patent in the Company’s favor, and that ruling is now final. On June 3, 2002, the Company filed a petition for certiorari with the U.S. Supreme Court. On October 7, 2002, the petition to the U.S. Supreme Court was granted and the matter was remanded to the Circuit Court of Appeals. DPAC filed a motion for summary affirmance with the Court of Appeals. On February 26, 2003, the Court of Appeals denied DPAC’s motion and remanded the matter back to district to consider the case in light of a recent decision by the U.S. Supreme Court. On September 15, 2003, the district court re-entered judgment that DPAC does not infringe our patent.

Lemelson Medical, Education & Research Foundation, LLP—Patent Infringement

The Company received notice on November 26, 2001 that the Lemelson Medical, Education & Research Foundation, LLP (“Lemelson Foundation”) filed a complaint on November 13, 2001 against the Company and other defendants. The complaint was filed in the District Court of Arizona and alleges that the Company’s manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The complaint also states that these allegedly infringed patents relate to machine vision technology and bar coding technology. On March 7, 2002, the Company was served with the Lemelson Foundation complaint. Thereafter, the case was stayed pending the outcome of related cases against other parties involving the same patents. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and the Company has not made any such estimate at this time.

Lexar Media, Inc.—Unfair Trade Practice and Patent Infringement

On October 1, 2002, the Company filed a lawsuit against Lexar Media, Inc. in the Superior Court of Orange County, California for trade libel, libel per se, intentional interference with prospective economic advantage and California unfair competition, seeking unspecified damages, including punitive and trebled damages. The lawsuit arose from correspondence sent by Lexar Media to one of the Company’s customers that alleged that certain of the Company’s products infringe Lexar Media’s patents. On October 30, 2002, Lexar Media filed a notice of removal, which removed the matter from the Orange County Superior Court to the United States District Court for the Central District of California. On November 14, 2002, the Company amended its complaint to add violation of the Sherman Antitrust Act, violation of the California Unfair Trade Practices Act and common law unfair competition as causes of action. On November 6, 2002, Lexar Media filed a motion to dismiss the Company’s complaint. On January 8, 2003, the Court denied Lexar’s motion as to the initial four causes of actions and dismissed the violation of the Sherman Antitrust Act, violation of the California Unfair Trade Practices Act and common law unfair competition causes of actions against Lexar Media.

On July 21, 2003, Lexar filed a motion for summary judgment seeking dismissal of the Company’s amended complaint and a Rule 11 motion requesting sanctions against the Company for filing the amended complaint. On August 11, 2003, the Court ruled on Lexar’s motion for summary judgment on SimpleTech’s underlying causes of action. According to the Court’s ruling, there was not clear and convincing evidence that Lexar’s actions were conducted in bad faith. As a result, the Court granted Lexar’s motion for summary judgment, but denied Lexar’s Rule 11 motion.

On March 20, 2003, Lexar Media filed a counter claim against the Company alleging that the Memory Stick products sold by the Company violate Lexar Media’s U.S. patent No. 5,479,638. Lexar Media is seeking

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

monetary damages in an amount to be stated later, an injunction against further infringement of its patent, attorneys’ fees and trebled damages. The Company purchases its Memory Stick products from I-O Data. Under the terms of the distribution agreement with I-O Data, I-O Data has agreed to indemnify, defend and hold harmless the Company from claims, damages, losses and costs which may arise from the alleged infringement by its products of third-party patents, trademarks or other proprietary rights. After initially agreeing to indemnify and assume the Company’s defense, I-O Data has failed to assume the Company’s defense. As a result, SimpleTech has filed an answer to Lexar Media’s counter claim and filed a Third Party Complaint against I-O Data asking for indemnification. This lawsuit is still in the discovery stage and the court has set a trial for April 2004. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and the Company has not made any such estimate at this time.

Staktek Corporation—Patent Infringement

On July 30, 2003, the Company filed a lawsuit against Staktek Corporation in the United States District Court for the Central District of California for infringement of the Company’s IC Tower stacking patent, U.S. Patent No. Re. 36,916. The Company is seeking monetary damages in an amount to be stated later, an injunction against further infringement of the Company’s patent, attorneys’ fees and trebled damages. Staktek has answered the complaint denying infringement and alleging that the patent is invalid. No court dates have been set.

Other Legal Proceedings

The Company is currently not a party to any other material legal proceedings. However, the Company is involved in other suits and claims in the ordinary course of business, and the Company may from time to time become a party to other legal proceedings arising in the ordinary course of business, including, but not limited to, employee, customer and vendor disputes and intellectual property litigation.

As is common in the industry, the Company currently has in effect a number of agreements in which the Company has agreed to defend, indemnify and hold harmless certain of its suppliers and customers from damages and costs which may arise from the infringement by the Company’s products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. The Company’s insurance does not cover intellectual property infringement.

Other Commitments

The Company is subject to repurchase agreements with various financial institutions in connection with wholesale inventory financing. Under these agreements, the Company may be required to repurchase inventory upon customer default with a financing institution and then resell the inventory through normal distribution channels. As of June 30, 2003, the Company has not been required to repurchase inventory in connection with the customer default agreements noted above. However, it may be possible that the Company will be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $276,000 and $510,000 in the second quarter and first half of 2003, respectively, compared to $177,000 and $366,000 in the second quarter and first half of 2002, respectively.

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 6—Segment Information:

Historically, the Company has reported financial results for two reportable operating segments, Original Equipment Manufacturer, or OEM, Division (formerly its Industrial Division) and Consumer Division (formerly its Commercial Division). In January 2002, the Company acquired the assets of Irvine Networks, which was subsequently renamed the Xiran Division, and reports the Division’s operating results as a third operating segment.

The accounting policies for each of the reportable operating segments are the same as those described in Note 2 from the Company’s Annual Report on Form 10-K and reflect the information used by the Company’s management to evaluate the performance of its segments. For the OEM and Consumer segments, the Company tracks separately net sales and gross profit, but does not track separately operating expenses, interest or income taxes. For the Xiran segment, which is not expected to produce revenues until 2004, the Company currently tracks operating expenses only. The Company does not maintain separate records to identify assets by operating segment.

Summarized financial information regarding the Company’s three reportable segments is shown in the following table:

	Three Months Ended June 30, 2003					Six Months Ended June 30, 2003
	Consumer	OEM	Subtotal	Xiran	Consolidated	Consumer	OEM	Subtotal	Xiran	Consolidated
	(In thousands)
Net revenues	$36,072	$8,673	$44,745	$0	$44,745	$67,843	$17,820	$85,663	$0	$85,663
Cost of revenues	30,164	6,857	37,021	0	37,021	57,589	13,419	71,008	0	71,008

Gross profit	$5,908	$1,816	7,724	0	$7,724	$10,254	$4,401	14,655	0	$14,655

Operating expenses			7,390	1,984	9,374			15,519	3,858	19,377

Income (loss) from operations			$334	$(1,984)	$(1,650)			$(864)	$(3,858)	$(4,722)

	Three Months Ended June 30, 2002					Six Months Ended June 30, 2002
	Consumer	OEM	Subtotal	Xiran	Consolidated	Consumer	OEM	Subtotal	Xiran	Consolidated
Net revenues	$29,791	$13,510	$43,301	$0	$43,301	$73,416	$20,837	$94,253	$0	$94,253
Cost of revenues	27,556	9,611	37,167	0	37,167	61,953	14,690	76,643	0	76,643

Gross profit	$2,235	$3,899	6,134	0	6,134	$11,463	$6,147	17,610	0	17,610

Operating expenses			7,470	1,440	8,910			16,129	3,947	20,076

Income (loss) from operations			$(1,336)	$(1,440)	$(2,776)			$1,481	$(3,947)	$(2,466)

For the three months ended June 30, 2003 and 2002, international sales comprised 21.2% and 13.3%, of the Company’s revenues. For the six months ended June 30, 2003 and 2002, international sales comprised 21.4% and 12.7%, of the Company’s revenues. During these periods, no single foreign country accounted for more than 10.0% of total revenues. For the three and six months ended June 30, 2003, Europe accounted for 11.3% and 12.2%, respectively, of the Company’s total revenues. Other than Europe in the three and six months ended June 30, 2003 and excluding revenues from the United States, no other foreign or geographical area accounted for more than 10.0% of the Company’s total revenues in each of the second quarters or first halves of 2003 and 2002. All international sales during these periods were shipped from the Company’s domestic warehouse to foreign customers.

REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors of

SimpleTech, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of SimpleTech, Inc. and its subsidiaries (the “Company”) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Orange County, California

January 31, 2003, except for Note 10, as to which the date is February 26, 2003

SIMPLETECH, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2002	2001
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	$33,992	$51,831
Marketable securities	9,980	—
Accounts receivable, net of allowances of $782 and $540 at December 31, 2002 and 2001, respectively	19,019	12,602
Inventory, net	14,141	9,843
Deferred income taxes	28	786
Other current assets	3,919	4,474

Total current assets	81,079	79,536
Furniture, fixtures and equipment, net	10,169	9,127
Goodwill	835	—
Deferred income taxes	2,378	587

Total assets	$94,461	$89,250

LIABILITIES AND SHAREHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Accounts payable	$16,381	$10,320
Current maturities of long-term debt	—	741
Current maturities of capital lease obligations	113	441
Accrued and other liabilities	4,152	3,491

Total current liabilities	20,646	14,993
Long-term debt	—	271
Capital lease obligations	—	113

Total liabilities	20,646	15,377

Commitments and contingencies (Note 9)
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 38,725,800 shares issued and outstanding as of December 31, 2002; 38,272,050 shares issued and outstanding as of December 31, 2001	39	38
Additional paid-in capital	66,716	65,484
Unearned stock based compensation	—	(15)
Retained earnings	7,060	8,366

Total shareholders’ equity	73,815	73,873

Total liabilities and shareholders’ equity	$94,461	$89,250

The accompanying notes are an integral part of these consolidated financial statements.

SIMPLETECH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2002	2001	2000
Net revenues	$176,531	$164,241	$308,316
Cost of revenues	143,582	127,691	239,964

Gross profit	32,949	36,550	68,352

Sales and marketing	18,151	18,078	21,588
General and administrative	10,354	11,564	11,853
Research and development	8,805	4,426	3,745
Non-recurring in-process research and Development (Note 6)	1,360	—	—
Non-recurring legal settlement (Note 10)	—	—	1,810

Total operating expenses	38,670	34,068	38,996

(Loss) income from operations	(5,721)	2,482	29,356
Interest income	(855)	(1,595)	(406)
Interest expense	77	200	1,564

(Loss) income before (benefit) provision for income taxes	(4,943)	3,877	28,198
(Benefit) provision for income taxes	(3,637)	1,537	2,838

Net (loss) income	$(1,306)	$2,340	$25,360

Pro forma data (Note 2):
Income before provision for income taxes			$28,198
Provision for income taxes			10,883

Pro forma net income			$17,315

Net (loss) income per share:
Basic	$(0.03)	$0.06	$0.53	(a)

Diluted	$(0.03)	$0.06	$0.50	(a)

Weighted average shares outstanding:
Basic	38,515,825	38,126,687	32,393,218

Diluted	38,515,825	39,435,505	34,593,678

(a)	Pro forma (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

SIMPLETECH, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Stock Based Compensation	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount
Balances, December 31, 1999	30,601,027	$30	$3,283	$(141)	$12,705	$(97)	$15,780
Comprehensive income:
Net income					25,360		25,360
Foreign currency translation adjustment						97	97

Total comprehensive income							25,457
Compensation related to stock options vesting				79			79
Change in par value of common stock		1	(1)				—
Distributions to shareholders			(3,000)		(32,039)		(35,039)
Issuance of common shares	6,364,000	6	62,726				62,732
Exercise of stock options	607,640	1	671				672
Tax benefits from exercise of stock options			232				232

Balances, December 31, 2000	37,572,667	38	63,911	(62)	6,026	—	69,913
Net income					2,340		2,340
Compensation related to stock options vesting				47			47
Issuance of common shares under employee stock purchase plan	99,826		327				327
Stock buyback	(72,500)		(92)				(92)
Exercise of stock options	672,057		729				729
Tax benefits from exercise of stock options			609				609

Balances, December 31, 2001	38,272,050	38	65,484	(15)	8,366	—	73,873
Net loss					(1,306)		(1,306)
Compensation related to stock options vesting			48	15			63
Issuance of common shares under employee stock purchase plan	94,833		222				222
Exercise of stock options	358,917	1	549				550
Tax benefits from exercise of stock options			413				413

Balances, December 31, 2002	38,725,800	$39	$66,716	$—	$7,060	$—	$73,815

The accompanying notes are an integral part of these consolidated financial statements.

SIMPLETECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net (loss) income	$(1,306)	$2,340	$25,360
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,602	3,152	3,406
Loss on sale of furniture, fixtures and equipment	122	50	42
Accounts receivable provisions	1,463	2,003	1,253
Inventory excess and obsolescence expense	304	759	2,940
Deferred income taxes	(1,033)	1,016	(1,571)
Compensation related to stock options vesting	63	47	79
Tax benefit from exercise of stock options	413	609	232
In-process research and development	1,360	—	—
Other	—	—	97
Change in operating assets and liabilities:
Accounts receivable	(7,880)	13,498	(5,651)
Inventory	(4,602)	20,450	(15,715)
Other assets	555	(3,405)	(524)
Accounts payable	6,061	(15,630)	5,917
Accrued and other liabilities	661	(728)	2,215

Net cash (used in) provided by operating activities	(217)	24,161	18,080

Cash flows from investing activities:
Marketable securities	(9,980)	—	—
Purchase of furniture, fixtures and equipment	(5,383)	(5,796)	(2,635)
Proceeds from sale of furniture, fixtures and equipment	717	393	229
Acquisition of business	(2,295)	—	—

Net cash used in investing activities	(16,941)	(5,403)	(2,406)

Cash flows from financing activities:
Repayments of borrowings from banks	(1,012)	(832)	(697)
Payments on capital lease obligations	(441)	(806)	(935)
Proceeds from exercise of stock options	550	729	672
Stock buyback	—	(92)	—
Repayments of line of credit, net	—	—	(12,479)
Repayment of loans to related parties, net	—	—	40
Distributions to shareholders	—	—	(35,039)
Proceeds from issuance of common stock	222	327	65,104
Cost of equity issuance	—	—	(2,371)

Net cash (used in) provided by financing activities	(681)	(674)	14,295

Net (decrease) increase in cash	(17,839)	18,084	29,969
Cash and cash equivalents at beginning of period	51,831	33,747	3,778

Cash and cash equivalents at end of period	$33,992	$51,831	$33,747

Supplemental disclosure of cash flow information:
Cash paid during the year:
Income taxes	$10	$4,025	$3,927
Interest	$78	$197	$1,567

The accompanying notes are an integral part of these consolidated financial statements.

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Company Organization:

Simple Technology, Inc., incorporated in March 1990 and renamed SimpleTech, Inc. in May 2001, designs, manufactures and markets a comprehensive line of memory and storage products, as well as connectivity products that connect memory cards and hard drive upgrade kits to PCs. The Company’s memory and storage products are based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies. These products are used in consumer electronics, high-performance computing, defense and aerospace, networking and communications and Original Equipment Manufacturer, or OEM, applications. The Company offers its products through its OEM Division (formerly its Industrial Division) and Consumer Division (formerly its Commercial Division). Consumer Division channels include value added resellers, direct marketers, distributors and mass market retailers. The OEM Division sells primarily custom memory products for newly manufactured systems, with most sales based on a cooperative effort between the Company’s design team and the engineers of the OEM Division customers.

2.    Summary of Significant Accounting Policies:

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of SimpleTech, Inc. and its subsidiaries in California, Canada and Scotland (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents:

Cash and cash equivalents consist primarily of cash in banks and money market funds. All highly liquid investments with a maturity date of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market.

Marketable Securities

Marketable securities consist primarily of $100,000 certificates of deposit with an original maturity of one year at 100 different financial institutions. These securities are classified as held-to-maturity because the Company has the intent and ability to hold the securities to maturity. The securities are stated at cost and the gross unrealized gains and losses on held-to-maturity securities have historically not been material.

Accounts Receivable:

Accounts receivable consist of trade receivables recorded upon recognition of revenue for product sales, reduced by reserves for the estimated amount deemed uncollectible due to bad debt, price protections and sales returns. The amount charged to operations for amounts deemed uncollectible as a result of bad debt are based on the sum of (i) the actual amounts incurred during the year and (ii) the Company’s estimate of the amount needed on those ending accounts receivable balances, relating to the identification of specific accounts. Amounts charged to operations for amounts pursuant to price protection and sales returns are based on the sum of (i) the actual amounts incurred during the year and (ii) the Company’s estimate of the amounts required, but not yet incurred, relating to the identification of specific accounts for price protection and current and historical information for sales returns. For the years ended December 31, 2002, 2001, and 2000, amounts charged to operations for uncollectible accounts for bad debt, price protection and sales returns were approximately $1,463,000, $2,003,000, and $1,253,000, respectively.

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventory:

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out (“FIFO”) method of accounting.

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method. The Company’s estimated useful lives of the assets, other than leasehold improvements, range from four to five years for equipment and seven years for furniture and fixtures. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its furniture, fixtures and equipment may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Disposal of Long-Lived Assets.” When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Goodwill:

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is not amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires the Company to assess the goodwill for impairment on an annual basis and when there is reason to suspect that the value has been diminished or impaired with any corresponding write-downs recognized as necessary.

Long-Term Debt:

The fair values of the Company’s long-term debt have been estimated based on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company’s loans approximate their fair values.

Revenue Recognition:

Product sales and related cost of sales are recognized upon the shipment of product to customers provided the Company has received a purchase order, the price is fixed or determinable, collectibility of the resulting receivable is reasonably assured, returns are reasonably estimable and there are no remaining obligations. The terms of substantially all product sales are FOB shipping point. A substantial portion of the Company’s sales through its Consumer Division includes limited rights to return unsold inventory. In addition, some customers have limited price protection rights for inventories of the Company’s products held by them. If the Company reduces the list price of their products, these customers may be entitled to receive credits from the Company. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company provides for estimated future returns of inventory, limited price protection arrangements and the estimated costs of warranty at the time of sale based on historical experience. Actual results have been within management’s expectations.

Shipping and Handling Costs:

Shipping and handling costs incurred in a sales transaction to ship products to a customer are included in sales and marketing. For the years ended December 31, 2002, 2001 and 2000, shipping and handling costs were approximately $2,200,000, $2,400,000 and $2,100,000, respectively.

Advertising Costs:

Advertising costs, which relate primarily to various print media expenditures, are expensed as incurred. For the years ended December 31, 2002, 2001 and 2000, advertising costs were approximately $2,469,000, $2,914,000 and $3,599,000, respectively.

Research and Development:

Research and development costs, which primarily relate to payroll-related costs, consulting fees and rent expense for office space, are expensed as incurred.

Income Taxes:

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the year and the change during the year in deferred income tax assets and liabilities.

Stock-Based Compensation:

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company’s underlying stock at the date of grant over the exercise price of the option, amortized over the vesting period. The Company has adopted the disclosure-only provisions of SFAS No. 123.

Per Share Information:

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities.

For the years ended December 31, 2001 and 2000, potentially dilutive securities consisted solely of options and resulted in potential common shares of 1,308,818 and 2,200,460, respectively. For the year ended

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, no potential common shares were included in the diluted per share amount as the effect would have been anti-dilutive.

In September 2000, the Company effected a 5.07 for 1.0 stock split of all outstanding common stock and common stock options. All share and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

Pro Forma Net Income (unaudited):

For the year ended December 31, 2000, pro forma net income was computed using an effective tax rate of 38% to reflect the estimated income tax expense of the Company as if it had been subject to C corporation federal and state income taxes for the period, instead of S corporation income taxes.

Segment Reporting:

The Company reports information about operating segments based on the manner in which management organizes and evaluates the internal organization to make operating decisions and assess performance.

Risks and Uncertainties:

Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash and cash equivalents and accounts receivable. As of December 31, 2002 and 2001, approximately 15% and 37%, respectively, of accounts receivable were concentrated with one and three customers, respectively. For the years ended December 31, 2002, 2001 and 2000, sales to CDW Computer Centers comprised 21%, 20% and 17%, respectively, of the Company’s revenues. For the year ended December 31, 2001, sales to Unisys accounted for 11% of the Company’s revenues. For the year ended December 31, 2000, sales to Cisco Systems accounted for 15% of the Company’s revenues. No other single customer accounted for more than 10% of accounts receivable or revenues at December 31, 2002 and 2001, or for each of the three years in the period ended December 31, 2002. The Company generally does not require collateral on accounts receivable as the majority of the Company’s customers are large, well-established companies. Historically, bad debt provisions have been consistent with management’s expectations.

At December 31, 2002 and 2001, the Company had amounts on deposit with financial institutions that were in excess of the federally insured limit of $100,000.

The manufacturing operations of the Company are concentrated in a facility located in Santa Ana, California. As a result of this geographic concentration, a disruption in the manufacturing process resulting from a natural disaster or other unforeseen event could have a material adverse effect on the Company’s financial position and results of operations.

Certain of the Company’s products utilize components that are purchased from a small number of sources with whom the Company has no long-term contracts. An inability to obtain such components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions, interruptions in product shipments or increases in product costs, which could have a material adverse effect on the Company’s financial position and results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

3.    Related Party Transactions:

The Company occupies two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which its executive offices, manufacturing, engineering, research and development and testing operations are located. The Company leases both facilities from MDC Land LLC (“MDC”), a limited liability company owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of SimpleTech. MDC has no operations other than leasing transactions with the Company. An operating lease with MDC for the 24,500 square foot facility was signed in April 2000. The lease term was decreased from 26 years to 5 years, expiring in March 2005, and the monthly base rent was changed from approximately $19,000 to approximately $17,000. An operating lease with MDC for the 48,600 square foot facility was signed in June 2000. The 48,600 square foot facility lease expires in May 2005, and the base rent is approximately $33,000 per month. Building rent expense for these two facilities for the years ended December 31, 2002, 2001 and 2000, amounted to $603,000, $603,000 and $446,000, respectively. At December 31, 2002, 2001 and 2000, there was no outstanding facility rent owed to MDC.

In 1996 and 1997, the Company entered into equipment leases with MDC Land Corporation, a corporation owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. In December 2001, the Company exercised its purchase option under the capital leases by purchasing all of the related equipment for approximately $21,000. Equipment lease payments amounted to $0 in 2002, $385,000 in 2001 and $574,000 in 2000. At December 31, 2002, 2001 and 2000, there was no outstanding equipment lease payments owed to MDC.

4.    Inventory:

Inventory consists of the following:

	December 31,
	2002	2001
Raw materials	$6,325,000	$5,421,000
Work-in-progress	364,000	927,000
Finished goods	8,256,000	4,785,000

	14,945,000	11,133,000
Valuation allowances	(804,000)	(1,290,000)

	$14,141,000	$9,843,000

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment consist of the following:

	December 31,
	2002	2001
Furniture and fixtures	$325,000	$299,000
Equipment	24,643,000	21,557,000

	24,968,000	21,856,000
Accumulated depreciation and amortization	(14,799,000)	(12,729,000)

	$10,169,000	$9,127,000

For the years ended December 31, 2002, 2001 and 2000, the Company recorded depreciation and amortization expense of approximately $3,602,000, $3,152,000 and $3,406,000, respectively.

At December 31, 2002 and 2001, furniture, fixtures and equipment included approximately $1,978,000 of assets under capital leases with associated accumulated amortization of approximately $1,881,000 and $1,486,000, respectively.

6.    Acquisition of Business

In January 2002, the Company acquired substantially all the assets, including intellectual property, of Irvine Networks, LLC for $2.3 million in cash. The Company retained the engineering staff of Irvine Networks, LLC, which was subsequently renamed the Xiran Division. In connection with the acquisition, approximately $1.4 million of the purchase price was allocated to in-process research and development (“IPR&D”). The amount attributed to IPR&D was expensed at the date of acquisition as the IPR&D projects had not reached technological feasibility nor had any alternative use. In addition, approximately $835,000 and $100,000 of the purchase price was allocated to goodwill and fixed assets, respectively.

The acquisition added significant expertise in content delivery and storage system design. The Xiran Division is developing a universal solution to accelerate the delivery of content between network and storage. The Xiran Division received its ASIC from its fabrication partner, IBM, in December 2002 and is currently integrating the ASIC into board and system level products. Revenues from the Xiran Division are expected during 2004. While the Xiran Division received its ASIC, the key component in its universal solution, in December 2002 and expects revenue in 2004, there can be no assurance that the efforts focused thus far will result in future profitability of the Xiran Division. In addition, the success of the product and the Xiran Division will depend in significant part upon the ability to develop, introduce and sell the product on a timely and cost-effective basis, and to respond to changing customer requirements.

7.    Line of Credit:

Effective August 3, 1999, the Company entered into a line of credit agreement, as amended. The line of credit balance was reduced to zero in October 2000. There were no borrowings on this line of credit from the pay down in October 2000 to the expiration of the line in August 2002. The line of credit was not renewed after expiration.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Long-Term Debt:

Long-term debt consists of the following:

	December 31,
	2002	2001
Equipment notes payable, principal and interest payable in monthly installments of $70,671, maturing at various dates through December 2004, collateralized by equipment, interest ranging between 8.4% and 9.1%	$—	$1,012,000
Less current portion	—	(741,000)

	$—	$271,000

The equipment notes payable were paid off during 2002.

9.    Income Taxes:

From formation in March 1990 to September 26, 2000, the Company had elected for U.S. federal income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code. Under this election, the Company’s shareholders, rather than the Company, were subject to federal income taxes on their respective share of the Company’s taxable income. The Company had also elected similar treatment for California franchise tax purposes, which also requires a state income tax at the Company-level of 1.5%. On September 26, 2000, the Company terminated its Subchapter S election. Subsequent to the termination, the Company has paid federal and state corporate-level income taxes. In 2000, pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes as a C corporation for all periods presented.

The (benefit) provision for income taxes consists of the following:

	December 31,
	2002	2001	2000
Current
Federal	$(2,793,000)	$527,000	$3,544,000
State	189,000	(6,000)	496,000
Foreign	—	—	369,000

	(2,604,000)	521,000	4,409,000

Deferred
Federal	1,058,000	948,000	(1,752,000)
State	(2,091,000)	68,000	181,000

	(1,033,000)	1,016,000	(1,571,000)

Total (benefit) provision for income taxes	$(3,637,000)	$1,537,000	$2,838,000

For 2002, the difference between the effective rate and the expected U.S. federal tax rate is due to an increase in deferred tax assets as a result of prior year and current year research and development tax credits recorded in 2002. For 2001, the difference between the effective rate and the expected U.S. federal tax rate is due primarily to state taxes and other permanent differences between tax and financial reporting income. For 2000,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the difference between the effective tax rate and the expected U.S. federal tax rate is due primarily to an increase in deferred tax assets as a result of terminating the Company’s S corporation status and income taxed at the shareholder level.

The (benefit) provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows:

	2002	2001	2000
Statutory regular federal income tax	(35.0)%	35.0%	35.0%
State taxes (including state tax credits in 2002), net of federal benefit	(25.0)	1.1	2.3
Income taxed at shareholder level prior to termination of S-Corporation election	—	—	(21.9)
Increase in deferred tax benefits from termination of S-corporation election	—	—	(5.9)
Tax credits	(14.3)
Other	0.7	3.5	0.6

	(73.6)%	39.6%	10.1%

The components of deferred tax assets and (liabilities) are as follows:

	December 31,
	2002	2001
Current deferred tax assets (liabilities):
Financial statement allowances	$645,000	$798,000
Accrued expenses	191,000	137,000
State taxes	(880,000)	(149,000)
Other	72,000	—

Total current	28,000	786,000

Noncurrent deferred tax assets (liabilities):
Depreciation and amortization	(189,000)	430,000
Operating loss carryforwards	1,214,000	715,000
Credit carryforwards	2,327,000	147,000
Other	9,000	10,000

	3,361,000	1,302,000
Valuation allowance	(983,000)	(715,000)

Total noncurrent	2,378,000	587,000

	$2,406,000	$1,373,000

At December 31, 2002, the Company had state net operating loss carryforwards of approximately $2,614,000, which begin to expire in 2013. On September 11, 2002, the Governor of California signed into law new tax legislation that suspends the use of net operating loss carryforwards into tax years beginning on or after January 1, 2002 and 2003. Should the Company have taxable income for the year ending December 31, 2003, it may not look to California net operating losses generated in prior years to offset taxable income. This suspension will not apply to tax years beginning after 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002, the Company has federal research and development credit carryforwards of approximately $419,000 which begin to expire in 2022. In addition, the Company had the following state credits: research and development credit carryforwards of approximately $853,000, which carryforward indefinitely; enterprise zone credit carryforwards of approximately $941,000, which carryforward indefinitely; and manufacturer’s investment credit carryforwards of approximately $430,000, which begin to expire in 2009.

For income tax purposes, the Company’s foreign subsidiary, Simple Technology Limited, is treated as a separate entity and, therefore, is not subject to U.S. taxation.

The Company’s foreign subsidiary, SimpleTech Europe, is treated as a branch partnership for income tax purposes and, therefore, is subject to U.S. taxation. At December 31, 2002 and 2001, this entity had U.K. net operating loss carryforwards of $3,200,000 and $2,300,000, respectively. The losses carry over indefinitely, unless certain changes in business operations, as defined, occur during the carryover period. The Company has established a valuation allowance against these deferred tax assets since it cannot be established that this foreign subsidiary’s U.K. net operating loss carryforwards will be fully utilized.

10.    Commitments and Contingencies:

DPAC Technologies, Inc.—Patent Infringement

On September 23, 1998, the Company filed a lawsuit against DPAC Technologies, Inc., formerly Dense-Pac Microsystems, Inc. (“DPAC”), in the United States District Court for the Central District of California for infringement of the Company’s IC Tower stacking patent, U.S. Patent No. 5,514,907. On March 29, 2001, the court entered final judgment finding DPAC did not infringe the Company’s patent and that the Company did not infringe DPAC’s patent. The appeals court affirmed the final judgment on March 7, 2002. On September 3, 2002, the Company filed a petition for certiorari with the U.S. Supreme Court. On October 7, 2002, the petition to the Supreme Court was granted and the matter was remanded to the Circuit Court of Appeals. DPAC filed a motion for summary affirmance with the Court of Appeals. On February 26, 2003, the Court of Appeals denied DPAC’s motion and remanded the matter for trial to the United States District Court for the Central District of California. No trial date has been set by the District Court.

On October 17, 2000, the U.S. Patent and Trademark Office granted the Company a reissue patent on the Company’s IC Tower stacking patent. The reissue patent is U.S. Patent No. Re. 36,916.

On February 21, 2001, the Company filed a new lawsuit against DPAC in the United States District Court for the Central District of California for infringement of the reissue patent. The Company is seeking damages and an injunction against further infringement. On March 13, 2001, DPAC filed an answer to the Company’s complaint denying infringement and asserted a defense of patent invalidity. In addition, DPAC counterclaimed alleging the Company misappropriated unspecified DPAC technology and allegedly used that unspecified technology in the Company’s IC Tower products. On September 9, 2002, the Company and DPAC agreed to dismiss this lawsuit without prejudice. Although a dismissal without prejudice allows for the potential refiling of the lawsuit in the future, the Company has not pursued a refiling.

Lemelson Medical, Education & Research Foundation, LLP—Patent Infringement

The Company received notice on November 26, 2001 that the Lemelson Medical, Education & Research Foundation, LLP (“Lemelson Foundation”) filed a complaint on November 13, 2001 against the Company and other defendants. The complaint was filed in the District Court of Arizona and alleges that the Company’s

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The complaint also states that these allegedly infringed patents relate to machine vision technology and bar coding technology. On March 7, 2002, the Company was served with the Lemelson Foundation complaint. Thereafter, the case was stayed pending the outcome of related cases against other parties involving the same patents. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and the Company has not made any such estimate at this time.

Lexar Media, Inc.—Unfair Trade Practice

On October 1, 2002, the Company filed a lawsuit against Lexar Media, Inc. in the Superior Court of Orange County, California for unfair trade practices and is seeking unspecified damages, including punitive and trebled damages. The Company’s complaint sets forth various causes of actions against Lexar Media, including trade libel, libel per se, interference with business opportunities, violation of the California Unfair Competition Act, and violation of the California Unfair Trade Practices Act. On October 30, 2002, Lexar Media filed a notice of removal, which removed the matter from the Orange County Superior Court to the United States District Court for the Central District of California. This lawsuit is in the early stage of discovery.

Interactive Flight Technologies, Inc.

On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from the Company’s sale of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. The Company purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and was not a party to this lawsuit. On June 8, 1999, Avnet filed a cross claim against the Company seeking indemnification.

All parties entered into a settlement agreement that settled all claims between them. Under the terms of the settlement, the Company made a total payment of $1,810,000 to Interactive Flight and the other parties in 2001. On January 23, 2001, the court entered its Order of Dismissal dismissing all remaining claims between the parties.

Other Legal Proceedings

The Company is currently not a party to any other material legal proceedings. However, the Company is involved in other suits and claims in the ordinary course of business, and the Company may from time to time become a party to other legal proceedings arising in the ordinary course of business.

As is common in the industry, the Company currently has in effect a number of agreements in which the Company has agreed to defend, indemnify and hold harmless certain of its suppliers and customers from damages and costs which may arise from the infringement by the Company’s products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. The Company’s insurance does not cover intellectual property infringement.

Lease Commitments

As discussed in Note 3, the Company leases its corporate office facilities from affiliates of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shareholder of the Company. In addition, the Company leases manufacturing equipment from an unaffiliated third party under capital leases with initial noncancelable lease terms ranging from 4 to 5 years with an interest rate of 8.11% per annum. The Company also leases a 12,000 square foot office space for research and development and various small facilities for sales offices and storage from unaffiliated third parties under operating leases with initial noncancelable lease terms ranging from 2 to 4 years. Future scheduled minimum annual lease payments for the years ending December 31 are as follows:

	Capital Leases	Operating Leases (Related Party)	Operating Leases (Third Party)
2003	$115,000	$603,000	$301,000
2004	—	603,000	222,000
2005	—	217,000	111,000

Net minimum lease payments	$115,000	$1,423,000	$634,000

Less, amounts representing interest	(2,000)

Present value of future minimum capital lease obligations, current portion	$113,000

Rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately $1,030,000, $783,000 and $772,000, respectively, inclusive of related party balances.

Repurchase Agreements

The Company is contingently liable at December 31, 2002, to various financial institutions on repurchase agreements in connection with wholesale inventory financing. In general, inventory would be repurchased by the Company upon customer default with a financing institution and then resold through normal distribution channels. The amount of potential product returns is estimated and provided for in the period of the sale for financial reporting purposes. As of December 31, 2002, the Company has never been required to repurchase inventory in connection with the customer default agreements noted above. However, there can be no assurance that the Company will not be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $876,000, $1,100,000 and $2,700,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

401(k) Plan

The Company has a 401(k) profit sharing plan covering employees with at least six months of service and at least 21 years of age. Employees may make voluntary contributions of up to 20% of their annual pre-tax compensation to the plan, subject to the maximum limit allowed by the IRS guidelines, which is currently $12,000 annually. The Company makes matching contributions equal to one-half of each participating employee’s matchable contributions to the plan, which cannot exceed 10% of their salary. The Company’s matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee’s second year of employment. For the years ended December 31, 2002, 2001 and 2000, the Company made matching contributions of approximately $492,000, $424,000 and $369,000, respectively.

The Company may also make, in its discretion, annual profit sharing contributions on behalf of eligible employees. Each employee who is a plan participant on the last day of the plan year and who has completed at least 1,000 hours of service during the year is entitled to a share of any profit sharing contribution the Company

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

makes for the plan year. The Company’s profit sharing contributions are subject to vesting at the rate of 20% per year beginning after the employee’s second year of employment with the Company. The Company did not make any profit sharing contributions to the plan for the year ended December 31, 2002.

Company Stock Buy Back

In September 2001, the Company’s Board of Directors authorized a stock repurchase program under which the Company could repurchase up to 1,800,000 shares of the Company’s common stock over an 18-month period. The shares may be purchased from time to time, at prevailing market prices, through open market or unsolicited negotiated transactions, depending on market conditions and other considerations, until March 31, 2003. During fiscal 2001, the Company repurchased 72,500 shares of its common stock for a total of $92,000 under this program. During 2002, the Company did not repurchase any shares of its common stock under this program. Shares of common stock repurchased have been returned to the status of authorized but unissued shares of common stock and may be issued by the Company in the future.

11.    Stock Option Plan:

The 2000 Stock Incentive Plan (the “Plan”) is intended to serve as the successor equity incentive program to the 1996 Stock Option Plan (the “Predecessor Plan”). The Plan was adopted by the Company’s board of directors and approved by its shareholders in June 2000. In September 2000, the Plan became effective, and all outstanding options under the Predecessor Plan were transferred into the Plan. No further option grants will be made under the Predecessor Plan. The transferred options will continue to be governed by their existing terms, unless the Compensation Committee of the Board of Directors elects to extend one or more features of the Plan to those options.

The Plan provides for the direct sale of shares and the grant of options to purchase shares of the Company’s common stock to officers and other employees, non-employee board members and consultants. Under the Plan, eligible participants may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date. The Compensation Committee of the Board of Directors has the authority to determine the time or times at which options become exercisable under the Plan. Options expire within a period of not more than ten years from the date of grant.

On October 29, 2001, the Compensation Committee of the Board of Directors authorized the Company to implement an option exchange program pursuant to which the Company’s current employees, including executive officers, were given the opportunity to exchange their outstanding options to purchase shares of the Company’s common stock for new stock options for the same number of shares to be granted to them at a later date. At the conclusion of the option exchange program on December 20, 2001, the Company accepted for exchange and canceled options to purchase an aggregate of 2,309,500 shares of the Company’s common stock. On June 24, 2002, the Company issued replacement options to purchase an aggregate of 2,202,500 shares of the Company’s common stock at an exercise price of $5.75, which was the closing price per share of the Company’s common stock on the grant date. Options to purchase an aggregate of 107,000 shares of the Company’s common stock were exchanged and canceled, but not replaced, as a result of terminations of employees between the exchange date and the replacement grant date.

At December 31, 2002, the Plan provided for the issuance of up to 10,066,792 shares of common stock, including 2,777,471 shares subject to options transferred from the Predecessor Plan. The number of shares of common stock reserved for issuance under the Plan will automatically increase on the first trading day in January in each calendar year by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the prior calendar year, but in no event will exceed 2,500,000 shares.

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the option activity under the Plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balances at 12/31/99	3,385,061	$1.08
Granted	3,569,000	$10.97
Exercised	(607,641)	$1.11
Canceled	(77,949)	$11.00

Balances at 12/31/00	6,268,471	$6.58
Granted	1,583,550	$2.60
Exercised	(672,057)	$1.08
Canceled	(3,434,850)	$9.95

Balances at 12/31/01	3,745,114	$2.78
Granted	4,678,900	$5.29
Exercised	(358,917)	$1.53
Canceled	(1,311,445)	$5.34

Balances at 12/31/02	6,753,652	$4.05

Exercisable at 12/31/00	2,658,820	$1.07

Exercisable at 12/31/01	2,044,720	$1.80

Exercisable at 12/31/02	1,980,862	$1.93

At December 31, 2002, 1,674,526 options were available for grant under the Plan.

Options Outstanding				Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Exercise Price
$1.06 to $1.18	1,606,337	$1.06	3.52	1,606,337	$1.06
$1.50 to $2.51	444,640	1.80	9.13	52,520	1.64
$2.74	593,125	2.74	8.33	114,705	2.74
$2.81 to $4.83	619,450	3.47	9.53	33,300	3.38
$5.00 to $5.31	678,300	5.02	9.10	—	—
$5.75 to $6.10	2,389,100	5.76	9.48	—	—
$6.50 to $11.00	422,700	9.30	8.25	174,000	9.25

	6,753,652			1,980,862

With respect to options granted to employees in 1999, there were 446,459 shares under options granted in January 1999 with an estimated fair market value of $1.58 per share, 65,910 granted in April 1999 and 6,591 granted in May 1999 with an estimated fair market value of $2.37 per share, all of which were granted at an exercise price of $1.18 per share. The difference between the exercise price and the fair market value at the date of grant of $262,000 is accounted for as unearned compensation and is being amortized to expense over the related service period. In 2002, the Company recorded additional compensation expense of $48,000 as a result of accelerated vesting of stock options for a terminated employee. The Company recorded a total of approximately

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$63,000, $47,000 and $79,000 as compensation expense for the years ended December 31, 2002, 2001 and 2000,respectively, related to options granted to employees.

Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and related interpretations in accounting for stock option plans. Accordingly, no compensation cost has been recognized for its Plan other than that described above. Had compensation cost been determined based on the fair value at the grant dates for stock options under the Plan consistent with the method promulgated by SFAS No. 123, the Company’s net income for the years ended December 31, 2002, 2001 and 2000 would have resulted in the pro forma amounts below:

	Year Ended December 31,
	2002	2001	2000
(Loss) income before income taxes, as reported	$(4,943,000)	$3,877,000	$28,198,000
Additional compensation expense per SFAS No. 123	(3,614,000)	(3,992,000)	(946,000)

Pro forma (loss) income before (benefit) provision for income taxes	(8,557,000)	(115,000)	27,252,000
Pro forma (benefit) provision for income taxes	(5,010,000)	(45,000)	10,524,000

Pro forma net (loss) income	$(3,547,000)	$(70,000)	$16,728,000

Net (loss) income as reported	$(1,306,000)	$2,340,000	$17,315,000	(a)

Basic net (loss) income per share:
Pro forma	$(0.09)	$—	$0.52

As reported	$(0.03)	$0.06	$0.53	(a)

Diluted net (loss) income per share:
Pro forma	$(0.09)	$—	$0.48

As reported	$(0.03)	$0.06	$0.50	(a)

Weighted average shares outstanding:
Basic	38,515,825	38,126,687	32,393,218

Diluted	38,515,825	39,435,505	34,593,678

(a)	Pro forma (Note 2).

The fair value of each option grant under the Predecessor Plan was estimated on the date of the grant using the minimum value method as the Company was a nonpublic entity while this plan was in effect. This value was the current stock price less the present value of the exercise price for a stock that does not pay dividends. The assumptions used for the period from January 1, 2000 through the date of the Company’s initial public offering on September 28, 2000 were as follows: the risk-free interest rate ranged from 4.39% to 6.41%; generally the exercise price was equal to the fair market value of the underlying common stock at the grant date after consideration of any related unearned compensation recorded in the consolidated financial statements; the expected life of the option is 5 years; the forfeiture rate is estimated at 8.0%; and the common stock is not expected to pay dividends.

The fair value of each option grant under the Plan and subsequent to the Company’s 2000 initial public offering was estimated on the date of the grant using the Black-Scholes option-pricing model. The assumptions used for the period from September 28, 2000 through December 31, 2002, were as follows: the risk-free interest rate ranged from 2.67% to 5.92%; generally the exercise price was equal to the fair market value of the underlying common stock at the grant date; the expected life of the option is 5 years; the forfeiture rate is estimated at 8.0%; expected volatility ranged from 63% to 65% and the common stock is not expected to pay dividends.

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average grant date fair value per share of shares under option was $2.47, $1.47 and $5.32 for the years ended December 31, 2002, 2001 and 2000, respectively.

12.    Segment Information:

Historically, the Company has reported financial results for two reportable operating segments, OEM and Consumer Divisions. In January 2002, the Company acquired Irvine Networks, which was subsequently renamed the Xiran Division, and will report the Division’s operating results as a third operating segment.

The accounting policies for each of the reportable operating segments are the same as those described in Note 2 and reflect the information used by the Company’s management to evaluate the performance of its segments. For the OEM and Consumer segments, the Company tracks separately net sales and gross profit, but does not track separately operating expenses, interest or income taxes. For the Xiran segment, which is not expected to produce revenues until 2004, the Company currently tracks operating expenses only. The Company does not maintain separate records to identify assets by operating segment.

Summarized financial information regarding the Company’s three reportable segments is shown in the following table:

	Year Ended December 31, 2002
	OEM	Consumer	Subtotal	Xiran	Consolidated
Net revenues	$41,536,000	$134,995,000	$176,531,000	$0	$176,531,000
Cost of revenues	29,016,000	114,566,000	143,582,000	0	143,582,000

Gross profit	$12,520,000	$20,429,000	32,949,000	0	32,949,000

Operating expenses			30,802,000	7,868,000	38,670,000

Income (loss) from operations			$2,147,000	$(7,868,000)	$(5,721,000)

	Year Ended December 31, 2001
	OEM	Consumer	Subtotal	Xiran	Consolidated
Net revenues	$48,037,000	$116,204,000	$164,241,000	$0	$164,241,000
Cost of revenues	33,818,000	93,873,000	127,691,000	0	127,691,000

Gross profit	$14,219,000	$22,331,000	36,550,000	0	36,550,000

Operating expenses			34,068,000	0	34,068,000

Income from operations			$2,482,000	$0	$2,482,000

	Year Ended December 31, 2000
	OEM	Consumer	Subtotal	Xiran	Consolidated
Net revenues	$144,178,000	$164,138,000	$308,316,000	$0	$308,316,000
Cost of revenues	105,650,000	134,314,000	239,964,000	0	239,964,000

Gross profit	$38,528,000	$29,824,000	68,352,000	0	68,352,000

Operating expenses			38,996,000	0	38,996,000

Income from operations			$29,356,000	$0	$29,356,000

For the years ended December 31, 2002, 2001 and 2000, international sales comprised 15%, 16% and 13% of the Company’s revenues, respectively. During these periods, no single foreign country accounted for more than 10% of total revenues. Substantially all of the Company’s international sales are export sales, which are shipped domestically to the Company’s foreign customers.

SIMPLETECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Selected Quarterly Financial Data (unaudited):

	Quarter Ended
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Fiscal Year Ended December 31, 2002
Net revenues	$50,952,000	$43,301,000	$36,501,000	$45,777,000
Gross profit	11,476,000	6,134,000	6,590,000	8,749,000
Income (loss) from operations	310,000	(2,776,000)	(2,294,000)	(961,000)
Net income (loss)	$313,000	$(716,000)	$(1,056,000)	$153,000
Net income (loss) per share:
Basic	$0.01	$(0.02)	$(0.03)	$0.00
Diluted	$0.01	$(0.02)	$(0.03)	$0.00

	Quarter Ended
	Mar. 31, 2001	Jun. 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Fiscal Year Ended December 31, 2001
Net revenues	$58,715,000	$36,768,000	$33,177,000	$35,581,000
Gross profit	15,462,000	5,619,000	5,651,000	9,818,000
Income (loss) from operations	6,149,000	(3,589,000)	(1,744,000)	1,666,000
Net income (loss)	$3,959,000	$(1,934,000)	$(843,000)	$1,158,000
Net income (loss) per share:
Basic	$0.10	$(0.05)	$(0.02)	$0.03
Diluted	$0.10	$(0.05)	$(0.02)	$0.03

	Quarter Ended
	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Fiscal Year Ended December 31, 2000
Net revenues	$57,835,000	$75,136,000	$84,879,000	$90,466,000
Gross profit	12,822,000	16,913,000	18,470,000	20,147,000
Income from operations	5,171,000	7,001,000	7,640,000	9,544,000
Pro forma net income	$3,029,000	$4,019,000	$4,324,000	$5,943,000
Pro forma net income per share:
Basic	$0.10	$0.13	$0.14	$0.16
Diluted	$0.10	$0.12	$0.13	$0.15

REPORT OF INDEPENDENT ACCOUNTANTS ON

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

The Shareholders and Board of Directors of

SimpleTech, Inc.

Our audits of the consolidated financial statements of SimpleTech, Inc. referred to in our report dated January 31, 2003, except for Note 10, as to which the date is February 26, 2003, appearing in this Annual Report on Form 10-K also included an audit of the consolidated financial statement schedule listed in Item 15 (a) (2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Orange County, California

January 31, 2003, except for Note 10, as to which the date is February 26, 2003

S-1

SIMPLETECH, INC.

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2000, 2001 and 2002

	Accounts Receivable Allowances	Inventory Valuation Allowances
Balance, December 31, 1999	$772,000	$2,080,000
Charged to operations	1,253,000	2,940,000
Write-offs	(1,053,000)	(893,000)

Balance, December 31, 2000	972,000	4,127,000
Charged to operations	2,003,000	759,000
Write-offs	(2,435,000)	(3,596,000)

Balance, December 31, 2001	540,000	1,290,000
Charged to operations	1,463,000	304,000
Write-offs	(1,221,000)	(790,000)

Balance, December 31, 2002	$782,000	$804,000

S-2

SimpleTech

OUR FLASH AND DRAM SOLUTIONS ARE USED IN THESE TYPES OF PRODUCTS WHICH ARE AVAILABLE FROM OTHER MANUFACTURERS.

14,000,000 Shares

Common Stock

PROSPECTUS

                , 2003

LEHMAN BROTHERS

NEEDHAM & COMPANY, INC.

THOMAS WEISEL PARTNERS LLC

THE SEIDLER COMPANIES

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

Description
SEC registration fee	$8,890
NASD filing fee	11,480
Nasdaq National Market Listing fee	22,500
Printing and engraving expenses	75,000
Legal fees and expenses	300,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees and expenses	3,500
Miscellaneous fees and expenses	200,000
Total	$771,370

Item 14.    Indemnification of Directors and Officers

The Registrant’s Amended and Restated Articles of Incorporation limit the personal liability of its directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director’s liability to a company or its shareholders may not be limited as to:

•	acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

•	any transaction from which a director derived an improper personal benefit;

•	acts or omissions that show a reckless disregard for the director’s duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director’s duties, of a risk of serious injury to the company or its shareholders;

•	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the company or its shareholders;

•	contracts or transactions between the company and a director governed by Section 310 of the California General Corporation Law; or

•	directors’ liability for improper dividends, loans and guarantees under Section 316 of the California General Corporation Law.

In addition, under California law a director’s liability to a company or its shareholders may not be limited as to any act or omission (i) occurring prior to the date when its amended and restated articles of incorporation becomes effective or (ii) occurring in his or her capacity as an officer, notwithstanding that such individual is also a director or that his or her actions, if negligent or improper, have been ratified by the directors.

The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Registrant’s shareholders for any violation by a director of his or her fiduciary duty to the Registrant or its shareholders.

The Registrant’s Amended and Restated Articles of Incorporation also include an authorization for it to indemnify its “agents” (as defined in Section 317 of the California General Corporation Law) through bylaw provisions, by agreement with the agents, vote of the Registrant’s shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Registrant’s Amended and Restated Bylaws provide for indemnification of its directors, officers and employees. In addition, the Registrant may, at its discretion, provide indemnification to persons whom the Registrant is not obligated to indemnify. The Amended and Restated Bylaws also allow the Registrant to enter into indemnity agreements with individual directors, officers, employees and other agents. The Registrant currently maintains directors’ and officers’ liability insurance. Indemnity agreements have also been entered into with all directors and certain executive officers and provide the maximum indemnification permitted by law. These agreements, together with the Registrant’s Amended and Restated Bylaws and Amended and Restated Articles of Incorporation, may require the Registrant, among other things, to indemnify its directors and executive officers, other than for liability resulting from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain officers’ and directors’ liability insurance if it is maintained for other officers and directors. These agreements do not require the Registrant to indemnify its directors and officers in situations where:

•	the remuneration rendered against the Registrant’s officer or director is determined by final judgment or other final adjudication that such remuneration was in violation of law;

•	a judgment is rendered against the Registrant’s officer or director for an accounting for profits made from the sale of the Registrant’s securities under the provisions of Section 16(b) of the 1934 Act, as amended, or similar provisions of any federal, state or local statutory laws;

•	the officer’s or director’s conduct is adjudged to have been knowingly fraudulent or deliberately dishonest, or constitutes willful misconduct; or

•	a court determines that indemnification under the circumstances is not lawful.

Section 317 of the California General Corporation Law and the Registrant’s Amended and Restated Bylaws and its indemnification agreements make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.

The Registrant is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. Moreover, the Registrant is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Registrant believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The Underwriting Agreement provides for indemnification by the underwriters of the Registrant and its officers and directors, and by the Registrant of the underwriters, for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15.    Recent Sales of Unregistered Securities

None.

Item 16.    Exhibits and Financial Statement Schedules

(a)  Exhibits

Number	Description

1.1	Form of Underwriting Agreement

3.1 *	Amended and Restated Articles of Incorporation

3.1.1*	Certificate of Amendment to the Amended and Restated Articles of Incorporation, dated August 31, 2000

3.1.2**	Certificate of Amendment to the Amended and Restated Articles of Incorporation, dated May 1, 2001.

3.2*	Amended and Restated Bylaws

4.1*	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws for SimpleTech, Inc. defining the rights of holders of common stock of SimpleTech, Inc.

4.2*	Specimen Stock Certificate

5.1	Opinion of Squire, Sanders & Dempsey L.L.P.

10.1*	Amended and Restated Lease, dated April 1, 2000, by and between MDC Land LLC and SimpleTech, Inc.

10.2*	Amended and Restated Real Estate Lease, dated June 1, 2000, by and between MDC Land LLC and SimpleTech, Inc.

10.3***	2000 Stock Incentive Plan (as amended and restated)

10.4***	Employee Stock Purchase Plan (as amended and restated)

10.5*	Form of Indemnification Agreement between SimpleTech, Inc. and each of its directors and officers

10.6*	Form of Employment Agreement for Executive Officers of SimpleTech, Inc. (including a schedule of substantially identical agreements)

10.7*	Distribution and Tax Indemnity Agreement, dated September 26, 2000, by and between SimpleTech, Inc. and each of the shareholders of SimpleTech, Inc.

10.8*	License Agreement, dated August 22, 2000, by and between Micron Electronics and SimpleTech, Inc.

10.9*****	Employment Agreement, dated November 11, 2002, by and between SimpleTech, Inc. and Thomas A. Beaver

10.10	Amendment No. 1 to Amended and Restated Real Estate Lease, dated April 29, 2002, by and between MDC Land, LLC and SimpleTech, Inc.

10.11	Amendment No. 1 to Amended and Restated Real Estate Lease, dated April 29, 2002, by and between MDC Land, LLC and SimpleTech, Inc.

21.1****	List of Subsidiaries of SimpleTech, Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Counsel (included in Exhibit 5.1)

24.1†	Power of Attorney

†	Previously filed.
*	This exhibit was previously filed as an exhibit to the Company’s Registration Statement on Form S-1 (including all amendments thereto) declared effective September 28, 2000 (File No. 333-32478), and is incorporated by reference herein.

**	This exhibit was previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2001, with the Securities and Exchange Commission on May 14, 2001, and is incorporated by reference herein.
***	This exhibit was previously filed as an exhibit to the Company’s Registration Statement on Form S-8 with the Securities and Exchange Commission on May 20, 2003, and is incorporated by reference herein.
****	This exhibit was previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities Exchange Commission on March 20, 2002, and is incorporated by reference herein.
*****	This exhibit was previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities Exchange Commission on March 25, 2003, and is incorporated by reference herein.

(b)  The following financial statement schedule is filed as part of this Registration Statement:

Report of Independent Accountants on Consolidated Financial Statement Schedule	S-1
Schedule II—Consolidated Valuation and Qualifying Accounts and Reserves	S-2

Item 17.      Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California on October 15, 2003.

SIMPLETECH, INC.

By:	/s/ DAN MOSES Dan Moses Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

MANOUCH MOSHAYEDI* Manouch Moshayedi	Chief Executive Officer and Chairman of the Board of Directors	October 15, 2003

MIKE MOSHAYEDI* Mike Moshayedi	President and Director	October 15, 2003

MARK MOSHAYEDI* Mark Moshayedi	Chief Operating Officer, Chief Technical Officer, Secretary and Director	October 15, 2003

/s/ DAN MOSES Dan Moses	Chief Financial Officer (Principal Financial and Accounting Officer) and Director	October 15, 2003

MARK R. HOLLINGER* Mark R. Hollinger	Director	October 15, 2003

F. MICHAEL BALL* F. Michael Ball	Director	October 15, 2003

JAMES J. PETERSON* James J. Peterson	Director	October 15, 2003

*By:	/s/ DAN MOSES
Dan Moses Attorney-In-Fact

EXHIBIT INDEX

Number		Description
1.1		Form of Underwriting Agreement

3.1	*	Amended and Restated Articles of Incorporation

3.1.1	*	Certificate of Amendment to the Amended and Restated Articles of Incorporation, dated August 31, 2000

3.1.2	**	Certificate of Amendment to the Amended and Restated Articles of Incorporation, dated May 1, 2001.

3.2	*	Amended and Restated Bylaws

4.1	*	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws for SimpleTech, Inc. defining the rights of holders of common stock of SimpleTech, Inc.

4.2	*	Specimen Stock Certificate

5.1		Opinion of Squire, Sanders & Dempsey L.L.P.

10.1	*	Amended and Restated Lease, dated April 1, 2000, by and between MDC Land LLC and SimpleTech, Inc.

10.2	*	Amended and Restated Real Estate Lease, dated June 1, 2000, by and between MDC Land LLC and SimpleTech, Inc.

10.3	***	2000 Stock Incentive Plan (as amended and restated)

10.4	***	Employee Stock Purchase Plan (as amended and restated)

10.5	*	Form of Indemnification Agreement between SimpleTech, Inc. and each of its directors and officers

10.6	*	Form of Employment Agreement for Executive Officers of SimpleTech, Inc. (including a schedule of substantially identical agreements)

10.7	*	Distribution and Tax Indemnity Agreement, dated September 26, 2000, by and between SimpleTech, Inc. and each of the shareholders of SimpleTech, Inc.

10.8	*	License Agreement, dated August 22, 2000, by and between Micron Electronics and SimpleTech, Inc.

10.9	*****	Employment Agreement, dated November 11, 2002, by and between SimpleTech, Inc. and Thomas A. Beaver

10.1	0	Amendment No. 1 to Amended and Restated Real Estate Lease, dated April 29, 2002, by and between MDC Land, LLC and SimpleTech, Inc.

10.1	1	Amendment No. 1 to Amended and Restated Real Estate Lease, dated April 29, 2002, by and between MDC Land, LLC and SimpleTech, Inc.

21.1	****	List of Subsidiaries of SimpleTech, Inc.

23.1		Consent of PricewaterhouseCoopers LLP

23.2		Consent of Counsel (included in Exhibit 5.1)

24.1	†	Power of Attorney

†	Previously filed.
*	This exhibit was previously filed as an exhibit to the Company’s Registration Statement on Form S-1 (including all amendments thereto) declared effective September 28, 2000 (File No. 333-32478), and is incorporated by reference herein.
**	This exhibit was previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2001, with the Securities and Exchange Commission on May 14, 2001, and is incorporated by reference herein.
***	This exhibit was previously filed as an exhibit to the Company’s Registration Statement on Form S-8 with the Securities and Exchange Commission on May 20, 2003, and is incorporated by reference herein.
****	This exhibit was previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities Exchange Commission on March 20, 2002, and is incorporated by reference herein.
*****	This exhibit was previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities Exchange Commission on March 25, 2003, and is incorporated by reference herein.